

THE Scotts Miracle-Gro COMPANY

2009 Annual Report

Growth...It's What We're All About


Scotts

Miracle-Gro

ORTHO

Roundup

Industry-leading Brands Worldwide

Scotts | Miracle-Gro | Ortho | Roundup | Scotts LawnService | Evergreen
Fertiligène | Celaflor | KB | Substral | Nexa Lotte | Osmocote Exact

Net Sales $3.14 Billion

Global Consumer.................................79%
Global Professional........................9%
Scotts LawnService..............7%
Corporate & Other......5%



The Scotts Miracle-Gro Company

(in millions, except per share data)

	2009	2008
Net Sales	$3,141.5	$2,981.8
Cost of Sales	2,052.5	2,042.2
Gross Profit	1,089.0	939.6
Operating expenses, net	797.0	707.2
Impairment and other charges	24.9	134.4
Income from operations	267.1	98.0
Interest expense	56.4	82.2
Income before taxes	210.7	15.8
Income tax expense	57.4	26.7
Net Income (loss)	$ 153.3	$ (10.9)
Diluted net income (loss) per share	$ 2.32	$ (0.17)
Adjusted net income*	$ 162.6	$ 134.1
Adjusted diluted net income per share*	$ 2.46	$ 2.05
Adjusted EBITDA*	$ 350.5	$ 318.4

*Excludes impairment, registration and recall costs, and other non-recurring charges.
The reconciliation of Non-GAAP items can be found on page S-1.

Our Mission

ScottsMiracle-Gro will leverage local insights and its global authority to provide consumers the best solutions to enjoy healthy lawns and gardens, as well as a pest-free environment. We will be a responsible corporate citizen and provide our associates with unique growth opportunities and a dynamic workplace. In return, we will be rewarded with continued profitable growth that enhances our market position and shareholder value.

Dear Shareholders,



Jim Hagedorn
Chief Executive Officer
and Chairman of the Board
The Scotts Miracle-Gro Company

For years, this letter has been one of my favorite outlets for communicating openly about the state of ScottsMiracle-Gro. I have taken pride in using this space for my version of 'straight talk.' When we deserved praise, I said so. When we deserved criticism, I didn't hold back.

I'm glad to say that this year's letter will be overwhelmingly positive. There are good reasons: First, we earned it. More importantly, I'm confident that the best is yet to come.

In last year's letter, I described fiscal 2008 as "a year of unprecedented challenges." Indeed it was. But 2009 was a year of opportunity, and we took full advantage of each one that came our way while also creating many of our own. As that occurred, I could see that the spring had returned to our step, and our team's enthusiasm and desire to win grew throughout the year. Our team's tireless efforts were evident in our results.

ScottsMiracle-Gro surpassed the $3 billion mark in revenue for the first time. Adjusted net income—which excludes non-recurring items related to product recall and registration issues as well as Smith & Hawken® closure costs—was $2.46 per share, a 20 percent improvement over the prior year.

But it was not the level of earnings in 2009 that was encouraging. Rather, it was the *quality* of the earnings. In our global consumer segment, sales grew by 10 percent, driven by a 15 percent improvement in the United States. Even when


Scotts
Turf Builder
Weed B Gon
Roundup
Miracle-Gro
All Purpose Plant Food

Strong support of our category-leading brands was evident throughout fiscal 2009. Consumer purchases of our products at our largest U.S. retailers improved by 15 percent.



excluding the impact from pricing and foreign exchange rates, unit volume improved by 6 percent. Consumers remained engaged all season, as evidenced by a 15 percent improvement in consumer purchases of our products at our largest U.S. retail partners. In fact, consumer purchases improved in 49 states, and we saw double digit growth in 46 states.

Lawn and garden has historically been resilient during economic downturns, and we had a high degree of confidence entering the season that history would repeat itself. So did our retail partners. Throughout the lawn and garden season, they not only supported the category, but specifically supported our brands. Those efforts resulted in a higher level of foot traffic and improved productivity for many of them.

In Scotts LawnService®, we had a record year on the bottom line despite lower revenue. The team successfully executed more efficient marketing and sales programs that lowered our costs of acquiring new customers. We benefited from lower employee turnover that reduced our training costs, improved productivity and increased our customer satisfaction levels.

Our supply chain team continued to drive operational efficiencies and effectively managed the commodity environment. These efforts, combined with increased prices, led to a 210 basis point improvement in adjusted gross margin rate over last year.

Finally, our strategic planning team drove a disciplined process to review the composition of our business portfolio. As a result, we decided to close the Smith & Hawken business to focus more intently on our core consumer business. The decision is expected to favorably impact our 2010 earnings by 15 cents per share.

The success we enjoyed in 2009 was due to a willingness to bet on our business—and ourselves—despite the difficult economic environment. We also relied on 'old school' lessons to remind ourselves of three simple truths: Marketing works. Innovation works. And our 'feet on the street,' an army of more than 2,000 salespeople, also work. We invested in these three areas in 2009, and each paid off handsomely.

In the U.S. consumer business, we increased our advertising investment by 13 percent in a year in which most companies were reducing their spending. This investment was also more effective as we increased the amount of local and regional advertising to 45 percent of the total spend, up from 15 percent in 2008. We also increased the investment in our seasonal sales force, allowing us to add 30 percent more in-store hours working with consumers and retailers. And our marketing and R&D teams came to the market with Scotts EZ Seed®, perhaps the most innovative grass seed product we have ever introduced.

Despite these and all of the other successes we enjoyed in 2009, perspective is important. After two years of lower earnings, we simply got back on the right track. Now we must *stay* on the right track. As this letter is being written, we believe our percentage growth in adjusted net income for fiscal 2010 should be in the mid- to high-teens when adjusting for the impact of the closure of Smith & Hawken. We also expect another year of strong free cash flow, allowing us to continue paying down debt and maintaining the flexibility to grow our business.

Success in the longer term will require a consistent level of hard work, focus and discipline.





will play a critical role. Time and again, we have proven our ability to grow the category by providing consumers with effective, predictable and time-saving solutions to meet their lawn and garden needs. We also have succeeded by transforming commodity categories like soil, mulch and wild bird food into value-added solutions for consumers.

The launch of Scotts EZ Seed in 2009 was yet another example of our success in the innovation arena. We enjoyed $25 million of first-year sales with this breakthrough product (see inset) even though the introduction was limited to the Midwest and Northeast because of production capacity. In 2010, we are bringing more capacity on-line, allowing us to support EZ Seed throughout North America, as well as in our European markets.

EZ Seed follows a long list of successful product launches such as Scotts Nature Scapes®, Miracle-Gro LiquaFeed® and Roundup® Pump ' N Go®. Each of these became breakthrough products providing consumers with easy and effective solutions to meet their needs. Currently, there are several major products in our R&D pipeline that we expect to continue delivering upon this consumer promise beginning in 2011.

From the quality of our new products, to our continued commitment to investing in our brands, sales force and supply chain, there is good reason for our optimism. ScottsMiracle-Gro has continued to evolve, not just as the leader in the lawn and garden category, but as one of the world's leading consumer products companies.

I am encouraged by the strength of the team we have assembled and their commitment to continue winning. All 8,000 of us at ScottsMiracle-Gro know that we are part of something special. Indeed, few other consumer products companies in the world are as well-positioned to drive growth. By continuing to leverage our clear competitive advantages—our brands, our sales force and our supply chain—we intend to raise the performance bar even higher.

As we approach our 142nd anniversary, we know that our franchise is increasingly rare in the global economy, a fact that brings with it a great responsibility. As the chief steward of this unique enterprise, I can attest that we are committed to protecting and enhancing what we have inherited and leaving it in even better hands for the next generation of leaders.

We also remain committed to driving growth and enhancing shareholder value. There is no special formula or secret to our success. We will continue to focus on the 'old school' lessons we rediscovered in fiscal 2009. And we will continue to bet on ourselves and our ability to win.

Regards,

Jim Hagedorn

Jim Hagedorn
Chief Executive Officer
and Chairman of the Board
The Scotts Miracle-Gro Company

December 2009



While we already enjoy significant market share — more than 55 percent overall and about 65 percent in categories such as lawn fertilizer, weed control and growing media — we believe we can continue to outperform the competition. However, the best way for ScottsMiracle-Gro to enjoy long-term growth is to expand consumer participation in the lawn and garden category. We believe our plans will allow us to do both.

These opportunities make us optimistic about the future, which is why the cover of this year's Annual Report carries a simple message: "Growth ... it's what we're all about."

The most immediate of our long-term opportunities comes from the evolution of our business model. We know that the needs of gardeners vary greatly throughout the U.S., and we recognize that we may never maximize our full potential by maintaining a one-size-fits-all approach to managing our business. From our product portfolio to the timing of advertising, we recognize that the more 'local' we can be in running our business, the greater the opportunity to succeed. As a result, beginning in fiscal 2010, we will operate regional offices in Florida, Texas and California. The respective leaders in each of these offices will be charged with driving growth by improving our intimacy with the consumer and supporting the lawn and garden category at the local level.

Increasing our market shares in the Southeast, Southwest and West Coast over the next several years to a level that is consistent with the Midwest and Northeast represents a $400 million opportunity. We believe the successful execution of our strategy will allow us to capture at least that level of market share but, hopefully, even more.

Fiscal 2010 will be a start-up year for these offices, with a high level of planning, research and relationship building on the agenda. We expect the offices to cover their costs by year end; however, their primary focus will be to build a stronger understanding of the local markets and the inherent needs of both consumers and retailers. While we don't expect to begin seeing material growth from these offices until fiscal 2011, the early indications are encouraging. The double-digit increase in consumer purchases of our products that we saw in 2009 has continued into the early months of 2010. However, consumer response is even stronger in those late-season markets being served by these regional offices.

While our regional efforts will be important, we know more is necessary in order to ensure our long-term success. Innovation


NEW!
COMBINATION
ez seed
GROWS ANYWHERE!
GUARANTEED!
ez seed

Scotts EZ Seed® was our most successful new product in fiscal 2009 despite limited distribution. The combination of Scotts grass seed, fertilizer and a proprietary growing media results in improved seed germination rates and a better consumer experience. Expanded production capacity in fiscal 2010 is expected to result in continued growth for EZ Seed.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-11593

The Scotts Miracle-Gro Company

(Exact name of registrant as specified in its charter)

Ohio	**31-1414921**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
14111 Scottslawn Road, Marysville, Ohio	**43041**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
937-644-0011

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of Common Shares (the only common equity of the registrant) held by non-affiliates of the registrant computed by reference to the price at which Common Shares were last sold as of the last business day of the registrant's most recently completed second fiscal quarter (March 27, 2009) was approximately $1,589,973,114.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: The number of Common Shares of the registrant outstanding as of November 20, 2009 was 66,286,021.

DOCUMENT INCORPORATED BY REFERENCE:

Portions of the definitive Proxy Statement for Registrant's 2010 Annual Meeting of Shareholders to be held January 21, 2010, are incorporated by reference into Part III hereof.

PART I

ITEM 1. *BUSINESS*

Company Description

The Scotts Miracle-Gro Company, an Ohio corporation ("Scotts Miracle-Gro" and, together with its subsidiaries, the "Company"), traces its roots to two businesses launched by entrepreneurs. In 1868, Civil War veteran O.M. Scott started a seed business in Marysville, Ohio, based on the conviction that "farmers shall have clean, weed-free fields." Beginning in 1907, The Scotts Company expanded its reach by selling grass seed to consumers and eventually exited the agricultural market. By 1988 — through innovation and acquisition — The Scotts Company had become a leading marketer of lawn fertilizer, grass seed and growing media products within the United States.

Separately, Horace Hagedorn and his partner Otto Stern launched Stern's Miracle-Gro Products, Inc. in 1951 in New York. Their easy-to-use plant food quickly revolutionized the gardening category. Through innovative marketing, Miracle-Gro® eventually became the leading plant food product in the gardening industry. In 1995, The Scotts Company and Stern's Miracle-Gro Products, Inc. merged, marking the start of a significant evolution for the Company.

In the late 1990's, the Company launched both a geographic and a category expansion. It acquired companies with industry-leading brands in France, Germany and the United Kingdom. In fiscal 1999, the Company acquired the Ortho® brand in the United States and exclusive rights for the marketing and distribution of consumer Roundup®* brand products within the United States and other specified countries, thereby adding industry-leading weed, insect and disease control products to its portfolio. The Company expanded into the lawn care service industry with the launch of Scotts LawnService® in 1998. Since fiscal 2001, the Company has invested nearly $125 million in acquisitions of local and regional lawn care businesses to provide a platform for rapid expansion throughout the United States. Most recently, the Company entered the North American wild bird food category in fiscal 2006 with the acquisition of Gutwein & Co., Inc. and its Morning Song® brand of bird food.

As the Company celebrates more than 100 years of selling products to consumers, we own the leading brands in nearly every category of the lawn and garden industry. A list of some of our North American leading consumer brands is as follows:

Category	Brands
Lawns	Scotts®; Turf Builder®
Gardens	Miracle-Gro®; Osmocote®; LiquaFeed®; Organic Choice®
Growing Media	Miracle-Gro®; Scotts®; Hyponex®; Earthgro®; SuperSoil®
Grass Seed	Scotts®; Turf Builder®
Controls	Ortho®; Home Defense Max®; Weed-B-Gon Max®; Roundup®*
Wild Bird Food	Morning Song®; Scotts Songbird Selections®

In addition, we have the following significant brands in Europe: Miracle-Gro® plant fertilizers, Weedol® and Pathclear® herbicides, EverGreen® lawn fertilizers and Levington® growing media in the United Kingdom; KB® and Fertiligène® in France; Celaflor®, Nexa Lotte® and Substral® in Germany and Austria; and ASEF®, KB® and Substral® in Belgium, the Netherlands and Luxembourg. Roundup® is also a significant brand in the United Kingdom, France, Germany and other European markets.

---

* Roundup® is a registered trademark of Monsanto Technology LLC, a company affiliated with Monsanto Company.

Business Segments

For fiscal 2009, the Company divided its business into the following segments:

- Global Consumer;
- Global Professional;
- Scotts LawnService®; and
- Corporate & Other.

This division of reportable segments is consistent with how the segments report to and are managed by senior management of the Company. Financial information about these current segments for the three years ended September 30, 2009 is presented in "NOTE 22. SEGMENT INFORMATION" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Global Consumer

In our Global Consumer segment, the Company manufactures and markets products that provide easy, reliable and effective assistance to homeowners who seek healthy, weed-free and pest-free lawns, gardens and indoor plants. These products incorporate many of the latest technologies available. The Global Consumer segment sells products in the following categories:

Lawns: A complete line of granular lawn fertilizer and combination products, including fertilizer and crabgrass control, weed control or pest control, is sold under the Scotts® and Turf Builder® brand names. The Turf Builder® line of products in the United States is designed to make it easy for do-it-yourself consumers to select and properly apply the right product in the right quantity for their lawns. A similar range of products is available in the United Kingdom under the EverGreen® brand, in France under the Fertiligéne® brand name and in Germany, Austria, the Nordic countries and throughout Eastern Europe under the Substral® brand name.

Gardens: A complete line of plant foods is marketed under the Miracle-Gro® brand name in North America, the United Kingdom and selected Western European markets. In addition to our high-quality granular and liquid water-soluble plant foods, which we market as the Shake 'n Feed® and LiquaFeed® sub-brands under Miracle-Gro®, we have continuous-release plant foods for extended feeding and convenience, which we market under the Osmocote® brand. The Company also markets an extensive line of plant food products under the Substral® brand name in Germany, Austria, the Nordic countries and throughout Eastern Europe, and under the Fertiligéne® brand name in France.

Growing Media: A complete line of growing media products for indoor and outdoor uses is marketed under the Miracle-Gro®, Scotts®, Hyponex®, Earthgro® and SuperSoil® brand names in the United States, as well as other labels. These products include potting mix, garden soils, seeding soil, topsoil, manures, sphagnum peat and decorative barks and mulches. The addition of the Miracle-Gro® and Scotts® brand names plus plant food to higher quality potting mixes, garden soils and seeding soil has turned previously low-margin commodity products into value-added category leaders. The introduction of the Moisture Control®, Organic Choice® and Nature Scapes® line extensions has provided further innovation and differentiation of our products in the marketplace. This same strategy is being employed in Europe, where the Miracle-Gro® brand, as well as the Levington®, Fertiligène®, KB® and Substral® brands, are being used to market growing media products.

Grass Seed: We offer a broad line of grass seed products for consumers. Our leading grass seed products are sold under the Scotts® Turf Builder®, EZ Seed®, and PatchMaster® brand names in the consumer market. Scotts EZ Seed®, introduced in 2009, is an example of our on-going innovation. This unique lawn repair product combines Scotts® grass seed with granular fertilizer in a proprietary growing material having superior water absorbency qualities. By retaining moisture, the growing material not only allows for better seed germination but supports less frequent watering, resulting in a higher level of consumer success. Similarly, our proprietary Water Smart™ grass seed allows consumers to successfully grow turf while using less water.

Controls: A broad line of weed control, indoor and outdoor pest control and plant disease control products is marketed under the Ortho® brand name in the United States. Ortho® products are available in aerosol, ready-to-use liquid, concentrated, granular and dust forms. Ortho® control products include Weed-B-Gon Max®, Bug-B-Gon Max®, Home Defense Max®, Ortho Max®, GroundClear®, RosePride®, and Orthene® Fire Ant Killer. In 2009, we introduced an innovative line of mouse and rat control products under the Home Defense Max® brand by literally — we think — building a better mouse trap. In Europe, the Company markets an extensive line of control products under a variety of brand names, including Weedol®, Pathclear®, KB®, Fertiligéne®, Celaflor® and Nexa Lotte®.

Since 1999, the Company has served as Monsanto Company's ("Monsanto") exclusive agent for the marketing and distribution of Roundup® non-selective herbicide products in the consumer lawn and garden market within the United States and other specified countries, including Australia, Austria, Belgium, Canada, France, Germany, the Netherlands and the United Kingdom. (See the "Roundup® Marketing Agreement" discussion later in this Item 1 for a more detailed explanation of the Company's agreement with Monsanto.)

Wild Bird Food: We manufacture and market an assortment of wild bird food products. The Morning Song® line of products is sold at leading mass retailers, grocery, pet and general merchandise stores. We also offer a Scotts Songbird Selections® branded line of wild bird food which emphasizes innovative packaging and premium blends designed to attract desirable species of birds.

Other Consumer Products: The Company also manufactures and markets several lines of high-quality lawn spreaders under the Scotts® brand name — Turf Builder® EdgeGuard® DLX spreaders, AccuGreen® drop spreaders and Handy Green®II handheld spreaders. We sell a line of hose-end applicators for water-soluble plant foods such as Miracle-Gro® products, and lines of applicators under the Ortho® and Dial 'N Spray® trademarks for the diluted application of control products sold in the concentrated form.

The Global Consumer segment also includes our Canadian consumer operations, where we believe we are the leading marketer of branded consumer lawn and garden products. In Canada, we sell a full range of lawn and garden fertilizers, control products, grass seed, spreaders, and value-added growing media products under the Scotts®, Turf Builder®, EcoSense™, Miracle-Gro®, Ortho®, Killex® and Roundup® brands.

Global Professional

The Global Professional segment sells professional products to commercial nurseries and greenhouses and specialty crop growers primarily in North America, Europe, the Middle East, Africa, Latin America, Australia, New Zealand and throughout the Far East. Our professional products include a broad line of sophisticated controlled-release fertilizers, water-soluble fertilizers, plant protection products, wetting agents, growing media and grass seed that are sold under brand names that include Osmocote®, Sierrablen®, Peters Professional®, Peters Excel®, Agroblen®, Agrocote®, Agroleaf®, Rout®, OH2®, Scotts® Professional Seed and Scotts® Turf-Seed™.

Scotts LawnService®

The Scotts LawnService® segment provides residential lawn care, lawn aeration, tree and shrub care and limited pest control services in the United States. As of September 30, 2009, Scotts LawnService® had 82 Company-operated locations and 78 independent franchises.

Corporate & Other

The Corporate & Other segment includes our unallocated corporate general and administrative expenses, as well as the remainder of the Smith & Hawken® business, an outdoor living and garden lifestyle category brand. On July 8, 2009, the Company announced its intention to cease operating the Smith & Hawken® business. As of November 17, 2009, all Smith & Hawken® stores had been closed and all operational activity is expected to be substantially complete by December 31, 2009. The Company will begin reporting the Smith & Hawken® business as a discontinued operation in the first quarter of fiscal 2010. Financial information about the Smith & Hawken® closure process for the fiscal year ended September 30, 2009 ("fiscal 2009") is presented in "NOTE 3.

IMPAIRMENT, RESTRUCTURING AND OTHER CHARGES" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Competitive Marketplace

Our major customers include home centers, mass merchandisers, warehouse clubs, large hardware chains, independent hardware stores, nurseries, garden centers, food and drug stores, commercial nurseries and greenhouses and specialty crop growers. Each of our segments participates in markets that are highly competitive and many of our competitors sell their products at prices lower than ours. The Company attributes its market leadership and continued success in the lawn and garden category to our industry-leading brands, innovative products, award-winning advertising, supply chain excellence, highly effective field sales and merchandising organization and the strength of our relationships with major retailers in our product categories.

In the North American Global Consumer do-it-yourself lawn and garden and pest control markets, we compete primarily against "private label" products as well as branded products. "Private label" products are those sold under a retailer-owned label or a supplier-owned label, which are sold exclusively at a specific retail chain. In late October 2008, the Company's largest North American competitor, Spectrum Brands, announced it would cease competing in the lawn fertilizer, grass seed and growing media categories. As a result, the Company was awarded additional lawn fertilizer and growing media business by two of its retail partners.

The Company continues to compete with Spectrum Brands in other lawn and garden categories. We also compete with Bayer AG, Central Garden & Pet Company, Enforcer Products, Inc., Green Light Company and Lebanon Seaboard Corporation. In addition, we face competition from regional competitors who compete primarily on the basis of price for commodity growing media business.

Internationally, we face strong competition in the consumer do-it-yourself lawn and garden market, particularly in Europe. Our competitors in the European Union include Bayer AG, Compo GmbH, a subsidiary of K&S Aktiengesellschaft (which owns the Compo®, Sem® and Algoflash® brands), Westland Horticulture and a variety of local companies.

In the North American Global Professional horticulture markets, we face a broad range of competition from numerous companies such as Agrium, Inc., Haifa Chemicals Ltd., Chisso Asahi Fertilizer Co. Ltd., Syngenta AG and Bayer AG. Some of these competitors have significant financial resources and research departments.

The international Global Professional horticulture markets in which we compete are also very competitive, particularly the markets for controlled-release and water-soluble fertilizer products. We have numerous U.S. and European competitors in these international markets, including Pursell Industries, Inc., Compo GmbH, a subsidiary of K&S Aktiengesellschaft, Norsk Hydro ASA, Haifa Chemicals Ltd. and Kemira Oyj.

We have the second largest market share position in the fragmented U.S. do-it-for-me lawn care service market. We compete against TruGreen-ChemLawn®, a division of ServiceMaster, which has the leading market share in the U.S. lawn care service market and has a substantially larger share of this market than Scotts LawnService®, as well as numerous regional and local lawn care services operations.

Significant Customers

Approximately 78% of our worldwide net sales in fiscal 2009 were made by our Global Consumer segment. Within the Global Consumer segment, approximately 33% of our net sales in fiscal 2009 were made to Home Depot, 19% to Lowe's and 18% to Walmart. We face strong competition for the business of these significant customers. The loss of any of these customers or a substantial decrease in the volume or profitability of our business with any of these customers could have a material adverse effect on our financial condition, results of operations or cash flows.

Competitive Strengths

Strong Brands

The Company considers its industry-leading brands to be its single largest competitive advantage, though hardly its only advantage. The Company believes it has the leading market share in every major U.S. category in which its Global Consumer business competes. The Company also owns many of the leading brands in the European marketplace.

The Company has helped to build awareness of its brands through consistently investing in advertising and marketing. As a result, consumer awareness of the Company's key brands — especially in the United States — rivals that of nearly any other consumer products company. The strength of the Scotts® brand, in particular, has been a critical aspect of the success of Scotts LawnService®.

Trademarks, Patents and Licenses

The Company considers its trademarks, patents and licenses to be key competitive advantages. We pursue a vigorous trademark protection strategy consisting of registration and maintenance of key trademarks and proactive monitoring and enforcement activities to protect against infringement. The Scotts®, Miracle-Gro®, Ortho®, Scotts LawnService®, Smith & Hawken®, Osmocote®, Hyponex® and Earthgro® brand names and logos, as well as a number of product trademarks, including Turf Builder®, Organic Choice®, Home Defense Max® and Weed-B-Gon Max®, are federally and/or internationally registered and are considered material to our business.

As of September 30, 2009, we held approximately 97 issued and unexpired utility and design patents in the United States covering subject matter such as fertilizer, chemical and growing media compositions and processes; grass varieties; and mechanical dispensing devices such as applicators, spreaders and sprayers. Similar patents have also been issued in foreign countries throughout the world, bringing our total worldwide patent portfolio to approximately 466 issued and unexpired utility and design patents. The issued utility patents provide protection generally extending to 20 years from the date of filing, subject to the payment of applicable governmental maintenance and annuity fees, and many of our patents will extend well into the next decade.

In addition, we continue to file new patent applications each year covering new, commercially significant developments conceived by our research and development associates. Currently, we have approximately 206 pending utility and design patent applications worldwide, including approximately 33 pending U.S. applications. We also hold exclusive and non-exclusive patent licenses and supply arrangements, permitting the use and sale of additional patented fertilizers, pesticides and mechanical devices.

During fiscal 2009, we were granted seven U.S. and 28 foreign national utility and design patents, including patents for the designs of various spraying devices, the designs of rodent traps, the designs of spreader devices and pest control compositions comprising soybean oil derivatives. We continue to pursue patent coverage of our core technologies nationally and in our Canadian, European, Asia/Pacific and South American markets.

No significant U.S. or foreign patents expired in fiscal 2009. However, in fiscal 2010, the Company is anticipating the expiration of several patents, including two U.S. patents for slow release coated fertilizers and one U.S. patent for carrierless granular fertilizer products.

Innovation

The Company views its commitment to innovation as a competitive advantage. We continually invest in research and development, in the laboratory and at the consumer level, to improve our products, manufacturing processes, packaging and delivery systems. The Company's long-standing commitment to innovation is evidenced by its worldwide portfolio of patents. Spending on research and development was $56.3 million, $44.7 million and $38.8 million in fiscal 2009, fiscal 2008 and fiscal 2007, respectively, including product registration costs of $15.6 million, $9.8 million and $9.3 million, respectively. In addition to the benefits of our own research and development, we actively seek ways to leverage the research and development activities of our suppliers.

Our worldwide research and development headquarters is located at the Dwight G. Scott Research Center in Marysville, Ohio. We also have research and development facilities in the United Kingdom, France, the Netherlands and Australia, as well as several research field stations located throughout the United States. In these combined locations, the Company employs 28 PhD scientists.

The Company's biotechnology program is evidence of its commitment to responsible research and to developing more effective and easier-to-use products that are preferred by consumers and are better for the environment. As part of this program, the Company is currently employing technology already proven in agriculture to develop new turf varieties that could one day require less maintenance, less water and fewer chemical inputs to resist insects, weeds and disease.

Supply Chain and Sales Force

Because our Global Consumer segment sells a substantial majority of its products to a concentrated number of retail customers, it is critical to maintain strong relationships with these partners. We believe our supply chain and sales force are major competitive advantages that have allowed us to build unrivaled relationships with our key retail partners.

In fiscal 2009, the Company commenced a three-year plan aimed to regionalize its supply chain by co-locating fertilizer and growing media distribution centers to allow for more full truckload deliveries, thereby lowering costs. The Company has also begun to roll out a regional packaged goods filling and distribution strategy. The investments associated with our regional manufacturing and distribution should allow the Company to more efficiently supply its key retail accounts and diversify its manufacturing footprint. The Company considers its order fill rate — which measures the accuracy of shipments — to be an important measure of customer service. In fiscal 2009, the Company achieved a global order fill rate of 98.6 percent. Additionally, over the past several years, the supply chain has helped the Company improve its inventory turns, as well as those of its retail partners. The Company has made substantial investments to lower the cost structure of its supply chain operations in Europe while simultaneously improving customer service levels.

The Company's U.S. sales force is another major competitive advantage. By increasing the size of the sales force over several years, the Company has taken a more proactive role in helping our retail partners merchandise the lawn and garden department and maximize the productivity of this space. In addition to working closely with retailers, our nearly 2,000 person full-time and seasonal U.S. in-store sales force also provides the Company with an opportunity to interact face-to-face with consumers at-the-shelf. By helping consumers answer their lawn and garden questions, we believe we can drive higher sales of our products.

In fiscal 2009, the Company also began migrating to a regionalized sales focus in the United States that resulted in the opening of offices in Florida, Texas and California. By focusing more intently on local and regional issues, the Company believes it can improve its level of intimacy with both consumers and retailers.

Roundup® Marketing Agreement

The Company is Monsanto's exclusive agent for the marketing and distribution of consumer Roundup® products (with additional rights to new products containing glyphosate or other similar non-selective herbicides) in the consumer lawn and garden market within the United States and other specified countries, including Australia, Austria, Belgium, Canada, France, Germany, the Netherlands and the United Kingdom. Under the terms of the Amended and Restated Exclusive Agency and Marketing Agreement (the "Marketing Agreement") between us and Monsanto, we are jointly responsible with Monsanto for developing global consumer and trade marketing programs for consumer Roundup®. We have assumed responsibility for sales support, merchandising, distribution and logistics for consumer Roundup®. Monsanto continues to own the consumer Roundup® business and provides significant oversight of its brand. In addition, Monsanto continues to own and operate the agricultural Roundup® business.

We are compensated under the Marketing Agreement based on the success of the consumer Roundup® business in the markets covered by the Marketing Agreement. We receive a graduated commission to the extent that the earnings before interest and taxes of the consumer Roundup® business in the included markets exceed specified thresholds. Regardless of these earnings, we are required to make a $20 million annual contribution payment against the overall expenses of the consumer Roundup® business.

The gross commission earned under the Marketing Agreement, the contribution payments to Monsanto and the amortization of the initial marketing fee paid to Monsanto are included in the calculation of net sales in the Company's Consolidated Statements of Operations. For fiscal 2009, fiscal 2008 and fiscal 2007, the net amount earned under the Marketing Agreement was $51.4 million, $44.3 million and $41.9 million, respectively. For further details, see "NOTE 7. MARKETING AGREEMENT" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

The Marketing Agreement has no definite term except as it relates to the European Union countries (the "EU term"). The EU term extends through September 30, 2011, with up to two additional automatic renewal periods of two years each, subject to non-renewal only upon the occurrence of certain performance defaults. Thereafter, the Marketing Agreement provides that the parties may agree to renew the EU term for an additional three years.

The Marketing Agreement provides Monsanto with the right to terminate the Marketing Agreement upon an event of default (as defined in the Marketing Agreement) by the Company, a change in control of Monsanto or the sale of the consumer Roundup® business. The Marketing Agreement provides the Company with the right to terminate the Marketing Agreement in certain circumstances, including an event of default by Monsanto or the sale of the consumer Roundup® business. Unless Monsanto terminates the Marketing Agreement due to an event of default by the Company, Monsanto is required to pay a termination fee to the Company that varies by program year. The termination fee is calculated as a percentage of the value of the Roundup® business exceeding a certain threshold, but in no event will the termination fee be less than $16 million. If Monsanto were to terminate the Marketing Agreement due to an event of default by the Company, however, the Company would not be entitled to any termination fee, and it would lose all, or a substantial portion, of the significant source of earnings and overhead expense absorption the Marketing Agreement provides. Monsanto may also be able to terminate the Marketing Agreement within a given region, including North America, without paying a termination fee if unit volume sales to consumers in that region decline: (1) over a cumulative three-fiscal-year period; or (2) by more than 5% for each of two consecutive years.

Monsanto has agreed to provide us with notice of any proposed sale of the consumer Roundup® business, allow us to participate in the sale process and negotiate in good faith with us with respect to any such proposed sale. In the event we acquire the consumer Roundup® business in such a sale, we would receive as a credit against the purchase price the amount of the termination fee that would have been paid to us if Monsanto had exercised its right to terminate the Marketing Agreement in connection with a sale to another party. If Monsanto decides to sell the consumer Roundup® business to another party, we must let Monsanto know whether we intend to terminate the Marketing Agreement and forfeit any right to a termination fee or whether we will agree to continue to perform under the Marketing Agreement on behalf of the purchaser.

Strategic Initiatives

Our strategic plan is focused on leveraging our key competitive advantages to extend category and share growth and reduce costs, further distancing us from the competition and increasing shareholder value. Even in a difficult economy, we continue to expand upon our strategy of strengthening our relationship with the consumer. This will allow us to leverage the cornerstone of our business — our brands — and drive higher usage of our products. We seek to raise household penetration of our products, as well as the frequency with which existing consumers use our products. We believe this can be accomplished by increasing our intimacy with our consumers and customers at a localized level, by building our portfolio of simple, significant and sustainable products through innovation and by leveraging our strong customer relationships. We are currently involved in several initiatives designed to meet this criteria:

- We have adopted a regionalized sales and marketing organization in the United States. In addition to our sales and marketing staff located at the Company's headquarters, which will continue to service customers in the Northeast and Midwest regions of the U.S., we have established local offices in the Southeast, the Southwest and the West (collectively, the "Regions"). The Regions will take the lead on enhancing our understanding of our consumers better than ever before — what they need, how they participate in the lawn and garden category, what drives them to buy, where they shop and many other insights. The Regions will focus on increasing both the overall participation rate in lawn and garden activities and our market share by meeting the regional needs of their consumers at the local level. In order to achieve these objectives, the Regions will work closely with our retail partners at a local level in order to optimize merchandising and programs.

Headquarters will support the Regions with effective programs and services to attract more consumers and enhance support to our retailers, as well as to continue to drive innovation in our products, services, programs and operations in ways designed to keep consumers engaged in lawn and garden activities and to improve business efficiency for the long-term.

- Our strategic plan is heavily focused on driving innovation, which we believe is necessary to achieve higher sales and profits. In recent years, new products have been critical to our success. Our strategy is focused on continuing to leverage what we consider an unmatched commitment to innovation with three criteria used to evaluate every new product — "simple," "significant" and "sustainable."

  "Simple" means that products must be easy for the consumer to buy, use and store. In addition, they should reduce the amount of time it takes to accomplish a task and should give the consumer improved results. "Significant" products should have strong margin potential, generate possible cost savings, present a global opportunity and be proprietary whenever possible. "Sustainable" means new products must be designed with consumer safety and environmental impacts in mind, including the development of formulations designed to replace restricted or aging active ingredients.

  We believe this strategy resulted in the successful launch of several new products in 2009, including Turf Builder® Water Smart™ Grass Seed and EZ Seed® Grass Seed. The former includes a full line of premium grass seed products that provide consumers high-performance seed wrapped in a super-absorbent coating which allows every seed to absorb up to 40% more water than ordinary seed. As a result, the seed needs to be watered less frequently, which enables consumers to more easily succeed in growing a healthy lawn. EZ Seed® is a seed mix which includes premium grass seed, fertilizer and a proprietary growing material. Our proprietary technology absorbs water, expanding to surround the seed in a moist protective layer. The protective layer continues to care for the seed, infusing it with water and nutrients, so it builds strong roots that survive tough conditions.

- Our strategic plan also continues to focus on further assisting our retail partners in order to improve their sales and the productivity of the lawn and garden department. We believe this strategy makes us a more critical component to their success and helps to ensure our continued growth.

  In 2009, we employed more merchandisers and expert product counselors and significantly increased the number of hours we spent in the stores of our major retail partners. We accomplished this by rebalancing our sales force, shifting a portion of our full year fixed compensation to seasonal variable labor and by employing other productivity measures which allowed us to spend more time helping our retailers and consumers and less time on administrative activities.

  We believe continued use of this strategy provides a more flexible cost structure, helping maximize the return on our investment and allows us to better meet the needs and timing of local markets. It also allows us to quickly deploy more labor in those regions where business is particularly strong and reduce spending in regions where sales may be lower than expected due to poor weather, economic concerns or other factors.

Our strategy also incorporates long-term initiatives to further increase the cost productivity of our U.S. supply chain model. We believe this effort, which is another form of regionalization, can result in cumulative cost savings of $50 million and reduce inventories by $100 million.

- Today, the majority of our lawn fertilizer products in the United States are shipped from our plant in Marysville, Ohio to one of 11 warehouses across the country. From those warehouses, the fertilizer products are then shipped — along with controls, plant food, grass seed and durable products — directly to home center stores. These products are often shipped on less-than-full trucks, making their distribution less efficient than we would like.

  Meanwhile, growing media products are shipped direct-to-store through a network of 26 manufacturing facilities. Because these shipments go shorter distances on full trucks, they are more efficient.

Our strategy for a future model — which began in 2009 and is being rolled out over a three-year period — allows fertilizer products to be shipped into these growing media facilities, instead of to warehouses. From there, the fertilizer and growing media products are co-distributed directly to the stores. Once deployed across the entire country, nearly all fertilizer products for home center customers will be shipped through these growing media facilities, significantly improving our product distribution efficiency.

- Following completion of the build-out of the fertilizer and growing media co-distribution model, it is anticipated that up to half of our third-party warehouse square footage could be eliminated. With fertilizer and growing media products shipping together to home center retailers, a significant portion of the remaining cased goods would be shipped from the warehouses to our retail partners' distribution centers on fully-loaded trucks.
- The third element of our regional supply chain model is increased regionalization of manufacturing. Our manufacturing processes for fertilizers and liquids are currently highly centralized. With investments in regional facilities, we anticipate realizing cost savings from a combination of reduced in-bound and out-bound freight combined with reduced inventory investments.

These strategic efforts not only present a significant economic benefit to the Company, but our retail partners will benefit as well, through more frequent store replenishment, improved inventory turns and reduced order lead times. As such, we believe our partners can maximize their retail point-of-sale opportunities without compromising the customer service they have come to expect.

Strengthening our Global Consumer Business Internationally

We continue to believe in the long-term growth potential of our Global Consumer business internationally. In order to maximize shareholder value in this business, we have sharpened our focus by: (i) reducing costs in the business to improve profitability and to allow for marketing investments; (ii) aligning the organization by category rather than by geography to better leverage our knowledge of the marketplace and the consumer; and (iii) better leveraging the Company's innovation competencies. We have implemented a global supply chain to provide our smaller, international market segments with the benefits of the larger Company, such as lower packaging costs and the ability to source products from any Company-owned plant globally. The first steps of the organizational realignment have taken place, and as part of a broader corporate initiative, they will continue to evolve in fiscal 2010 and beyond. Finally, we are combining global scale with locally tailored products to streamline our technology platform in the international Global Consumer business. As an example, when the Company introduced LiquaFeed® Plant Food to a variety of European countries in fiscal 2008, each label carried the same design and branding while the claims and instructions were displayed in the local language. At the same time, the European business doubled sales of natural products in fiscal 2008 by launching Naturen® sub-branded products as a locally driven effort.

Expanding Scotts LawnService®

The number of homeowners who want to maintain their lawns and gardens but do not want to do it themselves represents a significant portion of the total lawn and garden market. We recognize that our portfolio of well-known brands provides us with a unique ability to extend our business into lawn and garden services and that the strength of our brands provides us with a competitive advantage in acquiring new customers. We have spent the past several years developing our Scotts LawnService® business model and the business has grown significantly, from revenues of $41.2 million in fiscal 2001 to revenues of $231.1 million in fiscal 2009. This growth has come from geographic expansion, acquisitions and organic growth fueled by our direct marketing programs. Although acquisition activity has been negligible in recent years, we anticipate continuing to make selective acquisitions in fiscal 2010 and beyond. We will also continue to invest in the Scotts LawnService® business infrastructure in order to continually improve customer service throughout the organization and leverage economies of scale as we continue to grow.

Seasonality and Backlog

Our business is highly seasonal, with 70% to 75% of our annual net sales occurring in our second and third fiscal quarters combined. Our annual sales are further concentrated in our second and third fiscal quarters by retailers who increasingly rely on our ability to deliver products "in season" when consumers buy our products, thereby reducing the retailers' inventories.

We anticipate significant orders for the upcoming spring season will start to be received late in the winter and continue through the spring season. Historically, substantially all orders are received and shipped within the same fiscal year with minimal carryover of open orders at the end of the fiscal year.

Raw Materials

We purchase raw materials for our products from various sources that we presently consider to be adequate to supply the needs of each of our segments and our business as a whole. We are subject to market risk from fluctuating prices of certain raw materials, including urea, resins, fuel, grass seed and wild bird food components. Our objectives surrounding the procurement of these materials are to ensure continuous supply, to minimize costs and to improve predictability. We seek to achieve these objectives through negotiation of contracts with favorable terms directly with vendors. When appropriate, we will procure a certain percentage of our needs in advance of the season to secure pre-determined prices. We also hedge certain commodities to improve predictability and control costs.

Manufacturing and Distribution

We manufacture products for our Global Consumer business in North America at our facilities in Marysville, Ohio; Fort Madison, Iowa; Albany, Oregon and Temecula, California, as well as at a number of third-party contract packer facilities in the United States and Canada. In addition, the Company manufactures growing media products in 27 regional facilities located throughout North America. We also own four production facilities for our wild bird food operations in Indiana, South Dakota, South Carolina and Texas. The primary distribution centers for our Global Consumer business in North America are managed by the Company and strategically placed across the United States.

We manufacture the non-growing media products for our Global Consumer business internationally at our facilities in Howden, the United Kingdom and Bourth, France. We also utilize a number of third-party contract packers. The primary distribution centers for our Global Consumer business internationally are located in the United Kingdom, France and Germany and are managed by a logistics provider.

The growing media products for our international Global Consumer business are produced at our facilities in Hatfield and Sutton Bridge, both in the United Kingdom, and Hautmont, France, and at a number of third-party contract packer facilities. These growing media products are generally shipped direct without passing through a distribution center.

We also manufacture horticultural products for our Global Professional business at a leased fertilizer manufacturing facility in Charleston, South Carolina and a Company-owned site in Heerlen, the Netherlands. The remaining products for our Global Professional businesses are produced at other Company-owned facilities and subcontractors in the United States and Europe.

The majority of shipments to customers are made via common carriers or through distributors in the United States and through a network of public warehouses and distributors in Europe. We are subject to market risk from fluctuating market prices of diesel fuel, which our common carriers pass on to the Company in the form of fuel surcharges. When appropriate, the Company will hedge a portion of these indirect fuel costs to improve predictability and control costs.

Employees

As of September 30, 2009, we employed 5,715 full-time employees in the United States and an additional 1,136 full-time employees located outside the United States. During peak sales and production periods, we utilize seasonal and temporary labor.

None of our U.S.-based employees are members of a union. Thirty-nine of our full-time U.K.-based employees are members of the Transport and General Workers Union and have full collective bargaining rights. An undisclosed number of our full-time employees at our office in Ecully, France are members of the Confederation Francaise

Democratique du Travail and Confederation Generale du Travail, participation in which is confidential under French law. In addition, a number of union and non-union full-time employees are members of works councils at three sites in Bourth, Hautmont and Ecully, France, and a number of non-union employees are members of works councils in Ingelheim, Germany. In the Waardenburg office and in the Heerlen Plant in the Netherlands, 10 employees are members of a workers union, but we are not responsible for collective bargaining negotiations with this union. In the Netherlands, we are governed by the Works Councils Act with respect to the union. Works councils represent employees on labor and employment matters and manage social benefits.

We believe we have good relationships with our employees in the United States, and with both unionized and non-unionized international employees.

Regulatory Considerations

Local, state, federal and foreign laws and regulations affect the sale of our products in several ways.

In the United States, all products containing pesticides must comply with the Federal Insecticide, Fungicide, and Rodenticide Act of 1947, as amended ("FIFRA"), and be registered with the U.S. Environmental Protection Agency (the "U.S. EPA") (and similar state agencies) before they can be sold or distributed. The inability to obtain or maintain such compliance, or the cancellation of any such registration, could have an adverse effect on our business, the severity of which would depend on the products involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute active ingredients, but there can be no assurance that we will continue to be able to avoid or minimize these risks.

Fertilizer and growing media products are subject to state and foreign labeling regulations. Our manufacturing operations are subject to waste, water and air quality permitting and other regulatory requirements of federal and state agencies. The Company's wild bird food business is subject to regulation by the U.S. Food and Drug Administration and various state regulations. Our grass seed products are regulated by the Federal Seed Act and various state regulations.

Pursuant to the Food Quality Protection Act, the U.S. EPA is evaluating the cumulative risks from dietary and non-dietary exposures to pesticides. The pesticides in our products are typically manufactured by independent third parties and as a result of the U.S. EPA's continuing risk assessment, a decision by the U.S. EPA or the third-party registrant may restrict our access to the pesticides. We cannot predict the outcome or the severity of the effect of these continuing evaluations.

The use of certain pesticide and fertilizer products is regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may include requirements that only certified or professional users apply the product or that certain products be used only on certain types of locations (such as "not for use on sod farms or golf courses"), may require users to post notices on properties to which products have been or will be applied, may require notification to individuals in the vicinity that products will be applied in the future or may ban the use of certain ingredients. We believe we are operating in substantial compliance with, or taking action aimed at ensuring compliance with, these laws and regulations.

State, federal and foreign authorities generally require growing media facilities to obtain permits (sometimes on an annual basis) in order to harvest peat and to discharge storm water run-off or water pumped from peat deposits. The permits typically specify the condition in which the property must be left after the peat is fully harvested, with the residual use typically being natural wetland habitats combined with open water areas. We are generally required by these permits to limit our harvesting and to restore the property consistent with the intended residual use. In some locations, these facilities have been required to create water retention ponds to control the sediment content of discharged water.

FIFRA Compliance, the Corresponding Governmental Investigations and Similar Matters

In April 2008, we became aware that a former associate apparently deliberately circumvented the Company's policies and U.S. EPA regulations under FIFRA, by failing to obtain valid registrations for certain products and/or causing certain invalid product registration forms to be submitted to regulators. Since that time, we have been cooperating with both the U.S. EPA and the U.S. Department of Justice (the "U.S. DOJ") in related civil and criminal investigations into our pesticide product registration issues.

In late April of 2008, in connection with the U.S. EPA's investigation, we conducted a consumer-level recall of certain consumer lawn and garden products and a Scotts LawnService® product. Subsequently, the Company and the U.S. EPA agreed upon a Compliance Review Plan for conducting a comprehensive, independent review of the Company's product registration records. Pursuant to the Compliance Review Plan, an independent third-party firm, Quality Associates Incorporated ("QAI"), reviewed substantially all of our U.S. pesticide product registrations and associated advertisements, some of which were historical in nature and no longer related to sales of our products. The U.S. EPA investigation and the QAI review process resulted in the temporary suspension of sales and shipments of certain products. In addition, as the QAI review process or our internal review identified potential FIFRA registration issues (some of which appear unrelated to the actions of the former associate), we endeavored to stop selling or distributing the affected products until the issues could be resolved. QAI's review of our U.S. pesticide product registrations and associated advertisements is now substantially complete. The results of the QAI review process did not materially affect, and are not expected to materially affect, our fiscal 2009 and fiscal 2010 sales, respectively.

In late 2008, the Company and its indirect subsidiary, EG Systems, Inc., doing business as Scotts LawnService®, were named as defendants in a purported class action filed in the U.S. District Court for the Eastern District of Michigan relating to Scotts LawnService's application of certain pesticide products. In the suit, Mark Baumkel, on behalf of himself and the purported classes, sought an unspecified amount of damages, plus costs and attorneys' fees, for alleged claims involving breach of contract, unjust enrichment, tort, and violation of the State of Michigan's consumer protection act. On September 28, 2009, the court granted the Company's and Scotts LawnService's motion and dismissed the suit with prejudice. Since that time, the Company and Mr. Baumkel have agreed to a confidential settlement that, among other things, precludes an appeal of the decision. The impact of the confidential settlement did not, and will not, materially affect our financial condition, results of operations or cash flows.

In fiscal 2008, we conducted a voluntary recall of certain of our wild bird food products due to a formulation issue. Certain wild bird food products had been treated with pest control additives to avoid insect infestation, especially at retail stores. While the pest control additives had been labeled for use on certain stored grains that can be processed for human and/or animal consumption, they were not labeled for use on wild bird food products. In October, 2008, the U.S. Food & Drug Administration concluded that the recall had been completed and that there had been proper disposition of the recalled products. The results of the wild bird food recall did not materially affect our fiscal 2009 financial condition, results of operations or cash flows.

For more information with respect to additional risks and uncertainties the Company may face in connection with the ongoing investigations and for a discussion of the related costs and expenses related to the matters discussed above, see "ITEM 1A. RISK FACTORS — The Ongoing Governmental Investigation Regarding Our Compliance with FIFRA Could Adversely Affect Our Financial Condition, Results of Operations or Cash Flows" in this Annual Report on Form 10-K and "NOTE 2. PRODUCT REGISTRATION AND RECALL MATTERS" to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Other Regulatory Matters

In 1997, the Ohio Environmental Protection Agency (the "Ohio EPA") initiated an enforcement action against us with respect to alleged surface water violations and inadequate wastewater treatment capabilities at our Marysville, Ohio facility and sought corrective action under the Federal Resource Conservation and Recovery Act. The action related to discharges from on-site waste water treatment and several discontinued on-site disposal areas that date back to the early operations of the Marysville facility, which we had already been assessing and, in some cases, remediating, on a voluntary basis. We are remediating the Marysville site under the terms of a judicial consent order under the oversight of the Ohio EPA.

We completed negotiations with the Philadelphia District of the U.S. Army Corps of Engineers (the "Corps") regarding the terms of site remediation and the resolution of the Corps' civil penalty demand in connection with our prior peat harvesting operations at our Lafayette, New Jersey facility. A final consent decree was entered into on October 18, 2004 that required us to perform five years of wetland monitoring, and the completion of additional actions if after five years, the monitoring indicates the wetlands have not developed satisfactorily. As site monitoring activities were not initiated until 2006, the five-year monitoring period will extend until December 2010.

At September 30, 2009, $3.2 million was accrued for these non-FIFRA compliance-related environmental actions, the majority of which is for site remediation. Most of the costs accrued as of September 30, 2009 are expected to be paid in fiscal 2010; however, payments could be delayed. During fiscal 2009, fiscal 2008 and fiscal 2007, we expensed $0.8 million, $1.4 million, and $1.5 million for non-FIFRA compliance-related environmental matters. There were no material capital expenditures during the last three fiscal years related to environmental or regulatory matters.

General Information

The Company maintains a website at http://investor.scotts.com (this uniform resource locator, or URL, is an inactive textual reference only and is not intended to incorporate our website into this Annual Report on Form 10-K). We file reports with the Securities and Exchange Commission (the "SEC") and make available, free of charge, on or through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as well as our proxy and information statements, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Financial Information About Geographic Areas

For certain information concerning our international revenues and long-lived assets, see "NOTE 22. SEGMENT INFORMATION" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

ITEM 1A. *RISK FACTORS*

Cautionary Statement on Forward-Looking Statements

We have made and will make "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in this Annual Report on Form 10-K, in our 2009 Annual Report to Shareholders (our "2009 Annual Report") and in other contexts relating to matters including future growth and profitability targets and strategies designed to increase total shareholder value. Forward-looking statements also include, but are not limited to, information regarding our future economic and financial condition and results of operations, the plans and objectives of our management and our assumptions regarding our performance and these plans and objectives.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statements. We desire to take advantage of the "safe harbor" provisions of that Act.

Forward-looking statements that we make in our 2009 Annual Report, in this Annual Report on Form 10-K and in other contexts are subject to a variety of risks and assumptions and numerous factors beyond our control. Important factors that could cause actual results to differ materially from the forward-looking statements we make include those described below. All forward-looking statements attributable to us or persons working on our behalf are expressly qualified in their entirety by the following cautionary statements.

The Ongoing Governmental Investigation Regarding Our Compliance with FIFRA Could Adversely Affect Our Financial Condition, Results of Operations or Cash Flows.

Our products that contain pesticides must comply with FIFRA and be registered with the U.S. EPA (and similar state agencies) before they can be sold or distributed. In April 2008, we became aware that a former associate apparently deliberately circumvented Company policies and U.S. EPA regulations under FIFRA by failing to obtain valid registrations for products and/or causing invalid product registration forms to be submitted to regulators. Since that time, internal and third-party reviews have identified additional potential pesticide product registration issues (some of which appear unrelated to the actions of the former associate) and we have been cooperating with both the U.S. EPA and the U.S. DOJ in related civil and criminal investigations into the pesticide product registration issues.

In connection with the registration investigations and FIFRA compliance review process, we have recorded, and in the future expect to record, charges and costs for estimated retailer inventory returns, consumer returns and replacement costs, costs to rework existing products, inventory write-downs and legal and professional fees and costs associated with administration of the registration investigation and compliance review process. Because these expected future charges are based on estimates, they may increase as a result of numerous factors, many of which are beyond our control, including the number and type of legal or regulatory proceedings relating to the registration investigation and FIFRA compliance review process and regulatory or judicial orders or decrees that may require us to take certain actions in connection with the registration investigations and FIFRA compliance review process or to pay civil or criminal fines and/or penalties at the state and/or federal level.

The U.S. EPA and U.S. DOJ investigations continue and may result in future state, federal or private rights of action including fines and/or penalties with respect to known or potential additional product registration issues. Until the U.S. EPA and U.S. DOJ investigations are complete, we cannot reasonably determine the scope or magnitude of possible liabilities that could result from known or potential product registration issues, and no reserves for these potential liabilities have been established as of September 30, 2009. However, it is possible that such liabilities, including fines, penalties, judgments and/or litigation costs could be material and have an adverse effect on our financial condition, results of operations or cash flows.

There can be no assurance that the ultimate outcome of the investigations will not result in further action against us, whether administrative, civil or criminal, by the U.S. EPA, the U.S. DOJ, state regulatory agencies or private litigants, and any such action, in addition to the costs we have incurred and would continue to incur in connection therewith, could materially and adversely affect our financial condition, results of operations or cash flows. In particular, the realization of a significant fine, penalty or judgment against us could materially affect our ability to remain in compliance with the leverage ratio or other covenants of our credit facilities, potentially causing us to have to seek an amendment or waiver from our lending group, which may increase our costs of borrowing.

Product recalls, our inability to ship, sell or transport affected products and the on-going governmental investigation may harm our reputation and acceptance of our products by our retail customers and consumers, which may materially and adversely affect our business operations, decrease sales and increase costs.

Compliance With Environmental and Other Public Health Regulations Could Increase Our Costs of Doing Business or Limit Our Ability to Market All of Our Products.

Local, state, federal and foreign laws and regulations relating to environmental matters affect us in several ways. In the United States, all products containing pesticides must comply with FIFRA and be registered with the U.S. EPA (and similar state agencies) before they can be sold or distributed. The inability to obtain or maintain such compliance, or the cancellation of any registration, could have an adverse effect on our business, the severity of which would depend on the products involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute active ingredients, but there can be no assurance that we will be able to avoid or reduce these risks. In the European Union (the "EU"), the European Parliament has adopted various forms of regulation which may substantially restrict or eliminate our ability to market and sell certain of our consumer and professional pesticide products in their current form in the EU. In addition, in Canada, regulations have been adopted by several provinces that substantially restrict our ability to market and sell certain of our consumer pesticide products.

Under the Food Quality Protection Act, enacted by the U.S. Congress in 1996, food-use pesticides are evaluated to determine whether there is reasonable certainty that no harm will result from the cumulative effects of pesticide exposures. Under this Act, the U.S. EPA is evaluating the cumulative risks from dietary and non-dietary exposures to pesticides. The pesticides in our products, certain of which may be used on crops processed into various food products, are typically manufactured by independent third parties and continue to be evaluated by the

U.S. EPA as part of this exposure risk assessment. The U.S. EPA or the third-party registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. For example, in December 2000, the U.S. EPA reached agreement with various parties, including manufacturers of the active ingredient diazinon, regarding a phased withdrawal from retailers by December 2004 of residential uses of products containing diazinon, which was also used in our lawn and garden products. We cannot predict the outcome or the severity of the effect of continuing evaluations.

In addition, the use of certain pesticide and fertilizer products is regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may include requirements that only certified or professional users apply the product or that certain products be used only on certain types of locations, require users to post notices on properties to which products have been or will be applied, or require notification to individuals in the vicinity that products will be applied in the future or ban the use of certain ingredients. Even if we are able to comply with all such regulations and obtain all necessary registrations, we cannot provide assurance that our products, particularly pesticide products, will not cause injury to the environment or to people under all circumstances. The costs of compliance, remediation or products liability have adversely affected operating results in the past and could materially adversely affect future quarterly or annual operating results.

Perceptions that the products we produce and market are not safe could adversely affect us and contribute to the risk we will be subjected to legal action. We manufacture and market a number of complex chemical products, such as fertilizers, certain growing media, herbicides and pesticides. On occasion, allegations are made that some of our products have failed to perform up to expectations or have caused damage or injury to individuals or property. Based on reports of contamination at a third-party supplier's vermiculite mine, the public may perceive that some of our products manufactured in the past using vermiculite are or may be contaminated. Public perception that our products are not safe, whether justified or not, could impair our reputation, involve us in litigation, damage our brand names and have a material adverse affect on our business.

The harvesting of peat for our growing media business has come under increasing regulatory and environmental scrutiny. In the United States, state regulations frequently require us to limit our harvesting and to restore the property to an agreed-upon condition. In some locations, we have been required to create water retention ponds to control the sediment content of discharged water. In the United Kingdom, our peat extraction efforts are also the subject of regulation.

In addition to the regulations already described, local, state, federal and foreign agencies regulate the disposal, handling and storage of waste, air and water discharges from our facilities.

The adequacy of our current non-FIFRA compliance related environmental reserves and future provisions is based on our operating in substantial compliance with applicable environmental and public health laws and regulations, as well as the assumptions that we have both identified all of the significant sites that must be remediated and that there are no significant conditions of potential contamination that are unknown to us.

If there is a significant change in the facts and circumstances surrounding these assumptions or if we are found not to be in substantial compliance with applicable environmental and public health laws and regulations, there could be a material adverse impact on future environmental capital expenditures and other environmental expenses and our financial condition, results of operations or cash flows.

Increases in the Prices of Certain Raw Materials Could Adversely Affect Our Results of Operations.

Our ability to manage our cost structure can be adversely affected by movements in commodity and other raw material prices. Market conditions may limit our ability to raise selling prices to offset increases in our raw material costs. The uniqueness of our technologies can limit our ability to locate or utilize alternative inputs for certain products. For certain inputs, new sources of supply may have to be qualified under regulatory standards, which can require additional investment and delay bringing a product to market.

The Highly Competitive Nature of Our Markets Could Adversely Affect Our Ability to Grow or Maintain Revenues.

Each of our segments participates in markets that are highly competitive. Many of our competitors sell their products at prices lower than ours. Our most price sensitive customers may be more likely to trade down to lower price point products in a more challenging economic environment. We compete primarily on the basis of product innovation, product quality, product performance, value, brand strength, supply chain competency, field sales support, the strength of our relationships with major retailers and advertising. Some of our competitors have significant financial resources. The strong competition that we face in all of our markets may prevent us from achieving our revenue goals, which may have a material adverse affect on our financial condition, results of operations or cash flows. Our inability to continue to innovate, including by commercializing differentiated products to meet evolving consumer needs, could have a material adverse affect.

Because of the Concentration of Our Sales to a Small Number of Retail Customers, the Loss of One or More of, or Significant Reduction in Orders From, Our Top Customers Could Adversely Affect Our Financial Results.

Global Consumer net sales represented approximately 78% of our worldwide net sales in fiscal 2009. Our top three North American retail customers together accounted for 70% of our Global Consumer segment fiscal 2009 net sales and 42% of our outstanding accounts receivable as of September 30, 2009. Home Depot, Lowe's and Walmart represented approximately 33%, 19% and 18%, respectively, of our fiscal 2009 Global Consumer net sales. The loss of, or reduction in orders from, Home Depot, Lowe's, Walmart or any other significant customer could have a material adverse effect on our business, financial condition, results of operations or cash flows, as could customer disputes regarding shipments, fees, merchandise condition or related matters. Our inability to collect accounts receivable from any of these customers could also have a material adverse affect on our financial condition, results of operations or cash flows.

We do not have long-term sales agreements with, or other contractual assurances as to future sales to, any of our major retail customers. In addition, continued consolidation in the retail industry has resulted in an increasingly concentrated retail base. To the extent such concentration continues to occur, our net sales and income from operations may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments involving our relationship with, one or more of our customers.

Adverse Weather Conditions Could Adversely Impact Financial Results.

Weather conditions in North America and Europe can have a significant impact on the timing of sales in the spring selling season and overall annual sales. An abnormally wet and/or cold spring throughout North America or Europe could adversely affect both fertilizer and pesticide sales and, therefore, our financial results.

Our Historical Seasonality Could Impair Our Ability to Pay Obligations As They Come Due, Including Our Operating Expenses.

Because our products are used primarily in the spring and summer, our business is highly seasonal. For the past three fiscal years, 70% to 75% of our annual net sales have occurred in the second and third fiscal quarters combined. Our working capital needs and borrowings typically peak during the initial weeks of our third fiscal quarter because we are incurring expenditures in preparation for the spring selling season, while the majority of our revenue collections occur later in our third fiscal quarter. If cash on hand is insufficient to pay our obligations as they come due, including interest payments or operating expenses, at a time when we are unable to draw on our credit facilities, this seasonality could have a material adverse effect on our ability to conduct our business. Adverse weather conditions could heighten this risk.

The Amount of Our Debt Could Adversely Affect Our Ability to Obtain Financing in the Future, React to Changes in Our Business and Satisfy Our Obligations, Adversely Impacting Our Financial Condition.

We have a significant amount of debt. Our inability to meet restrictive financial and non-financial covenants associated with that debt, or to generate sufficient cash flow to repay maturing debt, could adversely affect our financial condition. Our debt level could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of cash flows from operating activities to payments on our indebtedness, which would reduce the cash flows available to fund working capital, capital expenditures, advertising, research and development efforts and other general corporate requirements;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- limit our ability to borrow additional funds;
- expose us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and
- place us at a competitive disadvantage compared to our competitors that have less debt.

Our ability to make payments and to refinance our indebtedness, fund planned capital expenditures and acquisitions and pay dividends will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot provide assurance that our business will generate sufficient cash flow from operating activities or that future borrowings will be available to us under our credit facilities in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We will need to refinance all or a portion of our indebtedness, on or before maturity. We cannot be sure that we will be able to refinance our indebtedness on commercially reasonable terms.

Our credit facilities contain restrictive covenants and cross default provisions and require us to maintain specified financial ratios. Our ability to comply with those covenants and satisfy those financial ratios can be affected by events beyond our control. A breach of any of these financial ratio covenants or other covenants could result in a default. Upon the occurrence of an event of default, the lenders could elect to declare the applicable outstanding indebtedness due immediately and payable and terminate all commitments to extend further credit. We cannot be sure that our lenders would waive a default or that we could pay the indebtedness in full if it were accelerated.

Our Significant International Operations Make Us Susceptible to Fluctuations in Currency Exchange Rates and to the Costs of International Regulation.

We currently operate manufacturing, sales and service facilities outside of the United States, particularly in Canada, France, the United Kingdom, Germany and the Netherlands. In fiscal 2009, international net sales, including Canada, accounted for approximately 19% of our total net sales. Accordingly, we are subject to risks associated with operating in foreign countries, including:

- fluctuations in currency exchange rates;
- limitations on the remittance of dividends and other payments by foreign subsidiaries;
- additional costs of compliance with local regulations; and
- historically, in certain countries, higher rates of inflation than in the United States.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs related to our international and Canadian operations could adversely affect our results of operations, financial condition or cash flows in the future.

We May Not Be Able to Adequately Protect Our Intellectual Property and Other Proprietary Rights That Are Material to Our Business.

Our ability to compete effectively depends in part on our rights to service marks, trademarks, trade names and other intellectual property rights we own or license, particularly our registered brand names and issued patents. We have not sought to register every one of our marks either in the United States or in every country in which they are used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the United States with respect to the registered brand names and issued patents we hold. If we are unable to protect our intellectual property, proprietary information and/or brand names, we could suffer a material adverse effect on our business, financial condition or results of operations.

Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, patent or other intellectual property infringement against us, or any other successful challenge to the use of our intellectual property, could subject us to damages or prevent us from providing certain products or services under our recognized brand names, which could have a material adverse effect on our business, financial condition or results of operations.

If Monsanto Were to Terminate the Marketing Agreement for Consumer Roundup® Products Without Being Required to Pay Any Termination Fee, We Would Lose a Substantial Source of Future Earnings and Overhead Expense Absorption.

If we were to commit a serious default under the Marketing Agreement with Monsanto for consumer Roundup® products, Monsanto may have the right to terminate the Marketing Agreement. If Monsanto were to terminate the Marketing Agreement for cause, we would not be entitled to any termination fee, and we would lose all, or a substantial portion, of the significant source of earnings and overhead expense absorption the Marketing Agreement provides. Monsanto may also be able to terminate the Marketing Agreement within a given region, including North America, without paying us a termination fee if unit volume sales to consumers in that region decline: (1) over a cumulative three-fiscal-year period; or (2) by more than 5% for each of two consecutive years.

Hagedorn Partnership, L.P. Beneficially Owns Approximately 31% of Our Outstanding Common Shares on a Fully Diluted Basis.

Hagedorn Partnership, L.P. beneficially owned approximately 31% of our outstanding common shares as of November 20, 2009, and has sufficient voting power to significantly influence the election of directors and the approval of other actions requiring the approval of our shareholders.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

The Company owns or leases, as appropriate, numerous facilities throughout the world to support each of its respective business segments:

- *Global Consumer* — We own manufacturing, distribution and research and development facilities in Marysville, Ohio; research facilities in Apopka, Florida and Gervais, Oregon; and a production facility in Fort Madison, Iowa. We lease a spreader and other durable components manufacturing facility in Temecula, California. In addition, we operate 26 stand-alone growing media facilities in North America — 22 of which are owned by the Company and four of which are leased. Most of our growing media facilities include production lines, warehouses, offices and field processing areas. We also lease property in Orrville, Ohio for manufacturing fertilizer, manufacturing growing media and a distribution center. We own four production facilities for our wild bird food operations in Indiana, South Dakota, South Carolina and Texas. We lease general office space, including business development sales offices in Atlanta, Georgia; Mooresville, North Carolina; and Bentonville, Arkansas. The headquarters for our Canadian subsidiary is in Mississauga, Ontario. The Company also leases, or is in the process of leasing, space for its regional sales offices in West Palm Beach, Florida; The Woodlands, Texas and Irvine, California.

Further, we own a manufacturing facility in Sutton Bridge, United Kingdom; a blending and bagging facility for growing media in Hautmont, France; and a plant in Bourth, France that we use for formulating, blending and packaging plant protection products mainly for the consumer market. The headquarters for our U.K. business is in Godalming (Surrey), United Kingdom. The headquarters for our international business (which also serves as our local French operations office) is in Ecully (Lyon), France. We also have a business office in Ingelheim, Germany; a business office in Salzburg, Austria; and a sales office in Saint Niklaas, Belgium.

- *Global Professional* — We lease a controlled-release fertilizer manufacturing facility in North Charleston, South Carolina; a corporate office in Waardenburg, Netherlands; and a sales office in Bramford, United Kingdom, where we also have some supply chain services. Further, we lease sales offices in Nordhorn, Germany; Budapest, Hungary; Tarragona, Spain and Nairobi, Kenya, where we also lease warehouse space.

- *Global Consumer and Global Professional* — In addition to the above, the Company owns or leases a number of properties that we use for both the Global Consumer and Global Professional segments of our business. We own manufacturing facilities in Howden (East Yorkshire) and Hatfield (South Yorkshire), both in the United Kingdom. Our site in Heerlen, Netherlands includes a research facility, a distribution center and a manufacturing site for coated fertilizers for the consumer and professional markets (we own the land and the building for the manufacturing facility, but lease two distribution center/warehousing buildings). We lease land for peat extraction in Manchester, England (Irlam Moss); Gretna, England (Solway Moss); and Dumfriesshire, Scotland (Nutberry Moss and Creca Moss), and we also lease land to stockpile harvested peat in South Lanarkshire, Scotland (Douglas Water). We own peat extraction facilities in Dumfriesshire, Scotland (Nutberry Moss); North Lanarkshire, England (Fannyside Muir); Stirlingshire, Scotland (Letham); and on two properties in South Lanarkshire, Scotland (Douglas Water & Carnwath). We own a grass seed production facility in Albany, Oregon. We lease a research and development facility in Morance, France and own a research and development facility in Levington, United Kingdom. We lease sales offices in Treviso, Italy and Warsaw, Poland, and we lease our Australian corporate office, located in Baulkam Hills (New South Wales), Australia.

- *Scotts LawnService®* — We conduct Company-owned Scotts LawnService® operations from 79 leased facilities, primarily located in industrial parks.

- *Corporate & Other* — Our corporate headquarters are located in Marysville, Ohio, which includes our Global Consumer manufacturing and distribution facilities and our research and development facilities. In total, we own or lease approximately 750 acres in Marysville. The Company also leases space in Marysville, Ohio for a retail store that opened in June 2009. Pursuant to the Company's announcement on July 8, 2009 of our intention to cease operating the Smith & Hawken® business, as of November 17, 2009, all Smith & Hawken® retail stores, which were leased facilities, have been closed. The main headquarters in Novato, California, which are also leased, are expected to close by the end of calendar 2009.

The Company also leases warehouse space throughout North America and continental Europe as needed.

We believe that our facilities are adequate to serve their intended purposes and that our property leasing arrangements are satisfactory.

ITEM 3. *LEGAL PROCEEDINGS*

As noted in the discussion in "ITEM 1. BUSINESS — Regulatory Considerations," "ITEM 1. BUSINESS — FIFRA Compliance, the Corresponding Governmental Investigation and Similar Matters" and "ITEM 1. BUSINESS —

Other Regulatory Matters," we are involved in several pending environmental and regulatory matters. We believe that our assessment of contingencies is reasonable and that related reserves, in the aggregate, are adequate; however, there can be no assurance that the final resolution of these matters will not have a material adverse affect on our financial condition, results of operations or cash flows.

FIFRA Compliance, the Corresponding Governmental Investigations and Similar Matters

Information with respect to the ongoing investigations and a discussion of the related costs and expenses related to such matters is hereby incorporated by reference to "NOTE 2. PRODUCT REGISTRATION AND RECALL MATTERS" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

U.S. Horticultural Supply, Inc. (F/K/A E.C. Geiger, Inc.)

On November 5, 2004, U.S. Horticultural Supply, Inc. ("Geiger") filed suit against the Company in the U.S. District Court for the Eastern District of Pennsylvania. The complaint alleged that the Company conspired with another distributor, Griffin Greenhouse Supplies, Inc., to restrain trade in the horticultural products market, in violation of Section 1 of the Sherman Antitrust Act. Geiger's damages expert quantified Geiger's alleged damages at approximately $3.3 million, which could have been trebled under antitrust laws. Geiger also sought recovery of attorneys' fees and costs. On January 13, 2009, the U.S. District Court granted the Company's motion for summary judgment and entered judgment for the Company. Geiger has appealed the ruling to the U.S. Court of Appeals for the Third Circuit.

The Company continues to pursue the collection of funds owed to the Company by Geiger as confirmed by the Company's April 25, 2005 judgment against Geiger.

Other Pending Significant Legal Proceedings

The Company has been named as a defendant in a number of cases alleging injuries that the lawsuits claim resulted from exposure to asbestos-containing products, apparently based on the Company's historic use of vermiculite in certain of its products. In many of these cases, the complaints are not specific about the plaintiffs' contacts with the Company or its products. None of the claims seek damages from the Company alone. The Company believes that the claims against it are without merit and is vigorously defending against them. It is not currently possible to reasonably estimate a probable loss, if any, associated with the cases and, accordingly, no accrual or reserves have been recorded in the Company's consolidated financial statements. There can be no assurance that these cases, whether as a result of adverse outcomes or as a result of significant defense costs, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company is reviewing agreements and policies that may provide insurance coverage or indemnity as to these claims and is pursuing coverage under some of these agreements and policies, although there can be no assurance of the results of these efforts.

On April 27, 2007, the Company received a proposed Order On Consent from the New York State Department of Environmental Conservation (the "Proposed Order") alleging that, during calendar year 2003, the Company and James Hagedorn, individually and as Chairman of the Board and Chief Executive Officer of the Company, unlawfully donated to a Port Washington, New York youth sports organization 40 bags of Scotts® LawnPro® Annual Program Step 3 Insect Control Plus Fertilizer which, while federally registered, was allegedly not registered in the state of New York. The Proposed Order requests penalties totaling $695,000. The Company has responded in writing to the New York State Department of Environmental Conservation and is awaiting a response.

We are involved in other lawsuits and claims which arise in the normal course of our business. In our opinion, these claims individually and in the aggregate are not expected to result in a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

There were no matters submitted to a vote of the security holders of Scotts Miracle-Gro during the fourth quarter of fiscal 2009.

SUPPLEMENTAL ITEM. EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of Scotts Miracle-Gro, their positions and, as of November 20, 2009, their ages and years with Scotts Miracle-Gro (and its predecessors) are set forth below.

Name	Age	Position(s) Held	Years with Company
James Hagedorn	54	Chief Executive Officer and Chairman of the Board	22
Mark R. Baker	52	President and Chief Operating Officer	1
Michael P. Kelty, Ph.D.	59	Executive Vice President	27
David C. Evans	46	Executive Vice President and Chief Financial Officer	16
Denise S. Stump	55	Executive Vice President, Global Human Resources	9
Barry W. Sanders	45	Executive Vice President, North America	8
Claude L. Lopez	48	Executive Vice President, International	8
Vincent C. Brockman	46	Executive Vice President, General Counsel and Corporate Secretary and Chief Ethics & Compliance Officer	7

Executive officers serve at the discretion of the Board of Directors of Scotts Miracle-Gro and pursuant to employment agreements or other arrangements.

The business experience of each of the individuals listed above during at least the past five years is as follows:

Mr. Hagedorn was named Chairman of the Board of Scotts Miracle-Gro's predecessor in January 2003 and named Chief Executive Officer of Scotts Miracle-Gro's predecessor in May 2001. He served as President of Scotts Miracle-Gro (or its predecessor) from November 2006 until October 2008 and from May 2001 until December 2005. Mr. Hagedorn serves on Scotts Miracle-Gro's Board of Directors, a position he has held with Scotts Miracle-Gro (or its predecessor) since 1995. He also serves as a director for Farms For City Kids Foundation, Inc., Nurse Family Partnership, The CDC Foundation, Embry-Riddle Aeronautical University, North Shore University Hospital (New York), Scotts Miracle-Gro Foundation and the Intrepid Sea-Air-Space Museum, all charitable organizations. Mr. Hagedorn is the brother of Katherine Hagedorn Littlefield, a director of Scotts Miracle-Gro.

Mr. Baker was named President and Chief Operating Officer of Scotts Miracle-Gro in October 2008, and continues to serve on Scotts Miracle-Gro's Board of Directors, a role he has held with Scotts Miracle-Gro (or its predecessor) since 2004. From September 2002 until October 2008, Mr. Baker served as Chief Executive Officer of Gander Mountain Company, an outdoor retailer specializing in hunting, fishing and camping gear. He served as President of Gander Mountain Company from February 2004 until October 2008 and as a director of Gander Mountain Company from April 2004 until October 2008.

Dr. Kelty was named Executive Vice President of Scotts Miracle-Gro in October 2008. He served as Vice Chairman and Executive Vice President of Scotts Miracle-Gro (or its predecessor) from May 2001 until his retirement in November 2005. After his retirement, Dr. Kelty served as an hourly consultant to Scotts Miracle-Gro at various times, most recently beginning in October 2007.

Mr. Evans was named Executive Vice President and Chief Financial Officer of Scotts Miracle-Gro on September 14, 2006. From October 2005 to September 2006, he served as Senior Vice President, Finance and Global Shared Services of The Scotts Company LLC ("Scotts LLC"). From March 2005 to September 2005, he served as Senior Vice President, North America of Scotts LLC, and from October 2003 to March 2005, he served in the same capacity for Scotts LLC's predecessor. From June 2001 to September 2003, he served as Vice President, Finance, North America Sales of Scotts LLC's predecessor.

Ms. Stump was named Executive Vice President, Global Human Resources of Scotts Miracle-Gro's predecessor in February 2003. She had previously served as Senior Vice President, Global Human Resources of Scotts Miracle-Gro's predecessor since October 2002. From July 2001 until October 2002, Ms. Stump served as Vice President, Human Resources North America of Scotts Miracle-Gro's predecessor. From September 2000 until July 2001, Ms. Stump served as Vice President, Human Resources Technology and Operations of Scotts Miracle-Gro's predecessor.

Mr. Sanders was named Executive Vice President, North America of Scotts Miracle-Gro in September 2007. Previously, from January 2007 until September 2007, he served as Executive Vice President of Global Technologies and Operations of Scotts Miracle-Gro and was responsible for the Company's supply chain and information systems, as well as research and development efforts. Before January 2007, he led the North American and global supply chain organizations as well as the North American sales force. In 2005, he ran the Smith & Hawken® business on an interim basis. Prior to joining Scotts Miracle-Gro's predecessor in 2001, he was a partner with CapGemini/Ernst & Young.

Mr. Lopez was named Executive Vice President, International of Scotts Miracle-Gro in October 2007. In this role, Mr. Lopez has leadership responsibility for all of the Scotts Miracle-Gro consumer businesses outside of the United States. He also heads the Scotts Miracle-Gro Global Professional and Pro Seed businesses. Recently, Mr. Lopez was also appointed to lead the Scotts Miracle-Gro global sustainability and naturals initiatives. From December 2004 until September 2007, he served as Senior Vice President, International or Scotts Miracle-Gro (or its predecessor). Mr. Lopez joined Scotts Miracle-Gro's predecessor in 2001 as general manager of the Company's French business.

Mr. Brockman was named Executive Vice President, General Counsel and Corporate Secretary of Scotts Miracle-Gro in January 2008 and named Chief Ethics & Compliance Officer in July 2009. From February 2007 until January 2008, he served as Senior Vice President, Chief Ethics & Compliance Officer and Chief Administrative Officer of Scotts LLC. He served as Chief Administrative Officer of Scotts LLC from 2006 until February 2007. From 2004 until February 2007, he served as Chief Ethics and Compliance Officer of Scotts LLC (or its predecessor). Mr. Brockman served as Vice President and Assistant General Counsel of Scotts LLC's predecessor from 2002 until 2004.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

The common shares of The Scotts Miracle-Gro Company ("Scotts Miracle-Gro" and, together with its subsidiaries, the "Company") trade on the New York Stock Exchange under the symbol "SMG." The quarterly high and low sale prices for the fiscal years ended September 30, 2009 and 2008 were as follows:

	Sale Prices	
	High	Low
FISCAL 2009		
First quarter	$32.36	$18.27
Second quarter	$36.50	$24.89
Third quarter	$39.06	$30.49
Fourth quarter	$44.25	$33.13
FISCAL 2008		
First quarter	$46.90	$33.50
Second quarter	$40.65	$30.51
Third quarter	$36.76	$17.79
Fourth quarter	$30.17	$16.12

On June 22, 2005, the Company announced that its Board of Directors had approved the establishment of a quarterly cash dividend. The $0.50 per share (adjusted for the 2-for-1 stock split distributed November 9, 2005) annual dividend has been paid in quarterly increments since the fourth quarter of fiscal 2005. The payment of future dividends, if any, on the common shares will be determined by the Board of Directors of Scotts Miracle-Gro in light of conditions then existing, including the Company's earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors. Future dividend payments are currently restricted to an aggregate of $55 million annually under our existing credit facilities. See "NOTE 11. DEBT" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for further discussion regarding the restrictions on dividend payments.

As of November 20, 2009, there were approximately 31,000 shareholders, including holders of record and our estimate of beneficial holders.

The following table shows the purchases of common shares of Scotts Miracle-Gro ("Common Shares") made by or on behalf of Scotts Miracle-Gro or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Scotts Miracle-Gro for each of the three fiscal months in the quarter ended September 30, 2009:

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Common Share	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Common Shares That May Yet be Purchased Under the Plans or Programs
June 28 through July 25, 2009	313	$ 39.90	0	Not applicable
July 26 through August 22, 2009	0	Not applicable	Not applicable	Not applicable
August 23 through September 30, 2009	1,325	$ 41.08	0	Not applicable
Total	1,638	$ 40.85	0	Not applicable

(1) Amounts in this column represent Common Shares purchased by the trustee of the rabbi trust established by the Company as permitted pursuant to the terms of The Scotts Company LLC Executive Retirement Plan (the "ERP"). The ERP is an unfunded, non-qualified deferred compensation plan which, among other things, provides eligible employees the opportunity to defer compensation above specified statutory limits applicable

to The Scotts Company LLC Retirement Savings Plan and with respect to any Executive Management Incentive Pay (as defined in the ERP), Performance Award (as defined in the ERP) or other bonus awarded to such eligible employees. Pursuant to the terms of the ERP, each eligible employee has the right to elect an investment fund, including a fund consisting of Common Shares (the "Scotts Miracle-Gro Common Stock Fund"), against which amounts allocated to such employee's account under the ERP, including employer contributions, will be benchmarked (all ERP accounts are bookkeeping accounts only and do not represent a claim against specific assets of the Company). Amounts allocated to employee accounts under the ERP represent deferred compensation obligations of the Company. The Company established the rabbi trust in order to assist the Company in discharging such deferred compensation obligations. When an eligible employee elects to benchmark some or all of the amounts allocated to such employee's account against the Scotts Miracle-Gro Common Stock Fund, the trustee of the rabbi trust purchases the number of Common Shares equivalent to the amount so benchmarked. All Common Shares purchased by the trustee are purchased on the open market and are held in the rabbi trust until such time as they are distributed pursuant to the terms of the ERP. All assets of the rabbi trust, including any Common Shares purchased by the trustee, remain, at all times, assets of the Company, subject to the claims of its creditors. The terms of the ERP do not provide for a specified limit on the number of Common Shares that may be purchased by the trustee of the rabbi trust.

None of the Common Shares purchased during the three fiscal months in the quarter ended September 30, 2009 were purchased pursuant to a publicly announced plan or program.

ITEM 6. *SELECTED FINANCIAL DATA*

Five-Year Summary(1)
For the fiscal year ended September 30,

	2009(2)	2008	2007	2006(2)	2005(2)
		(In millions, except per share amounts)			
OPERATING RESULTS(3):					
Net sales	$3,141.5	$2,981.8	$2,871.8	$2,697.1	$2,369.3
Gross profit	1,089.0	939.6	1,004.5	955.9	860.4
Income from operations	267.1	98.0	277.1	252.5	200.9
Net income (loss)	153.3	(10.9)	113.4	132.7	100.6
Depreciation and amortization	60.4	70.3	67.5	67.0	67.2
FINANCIAL POSITION:					
Working capital	$ 334.1	$ 366.8	$ 412.7	$ 445.8	$ 301.6
Current ratio	1.4	1.5	1.7	1.9	1.6
Property, plant and equipment, net	$ 369.7	$ 344.1	$ 365.9	$ 367.6	$ 337.0
Total assets	2,220.1	2,156.3	2,277.2	2,217.6	2,018.9
Total debt to total book capitalization(4)	58.1%	69.6%	70.0%	30.8%	27.7%
Total debt	$ 810.1	$ 999.5	$1,117.8	$ 481.2	$ 393.5
Total shareholders' equity	584.5	436.7	479.3	1,081.7	1,026.2
CASH FLOWS:					
Cash flows from operating activities	$ 264.6	$ 200.9	$ 246.6	$ 182.4	$ 226.7
Investments in property, plant and equipment	72.0	56.1	54.0	57.0	40.4
Investments in intellectual property	3.4	4.1	—	—	—
Investments in acquisitions, including seller note payments	10.7	2.7	21.4	122.9	84.6
PER SHARE DATA:					
Basic earnings (loss) per common share	$ 2.36	$ (0.17)	$ 1.74	$ 1.97	$ 1.51
Diluted earnings (loss) per common share	2.32	(0.17)	1.69	1.91	1.47
Total cash dividends paid	33.4	32.5	543.6	33.5	8.6
Dividends per common share(5)(6)	0.50	0.50	8.50	0.50	0.125
Stock price at year-end(6)	42.95	23.64	42.75	44.49	43.97
Stock price range — High(6)	44.25	46.90	57.45	50.47	43.97
Stock price range — Low(6)	18.27	16.12	40.57	37.22	30.95
OTHER:					
Adjusted EBITDA(7)	$ 350.5	$ 318.4	$ 382.6	$ 385.9	$ 291.5
Interest coverage (Adjusted EBITDA/interest expense)(7)	6.2	3.9	5.4	9.7	7.0
Weighted average common shares outstanding	65.0	64.5	65.2	67.5	66.8
Common shares and dilutive potential common shares used in diluted EPS calculation	66.1	64.5	67.0	69.4	68.6

(1) All common share and per share information presented in the above five-year summary have been adjusted to reflect the 2-for-1 stock split of the common shares which was distributed on November 9, 2005 to shareholders of record on November 2, 2005.

(2) Fiscal 2009 includes Humax Horticulture Limited from the October 1, 2008 date of acquisition. Fiscal 2006 includes Rod McLellan Company, Gutwein & Co., Inc. and certain brands and assets acquired from Turf-Seed, Inc. and Landmark Seed Company from the dates of acquisition. Fiscal 2005 includes Smith & Hawken® from the October 2, 2004 date of acquisition. See further discussion of certain of the acquisitions in "NOTE 8. ACQUISITIONS" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

(3) Operating results include the following items segregated by lines affected as set forth on the Consolidated Statements of Operations included with the Consolidated Financial Statements included in this Annual Report on Form 10-K.

	For the Fiscal Year Ended September 30,				
	2009	2008	2007	2006	2005
Net sales includes the following relating to the Roundup® Marketing Agreement:					
Net commission income, excluding the deferred contribution charge	$51.4	$ 44.3	$41.9	$39.9	$ 40.4
Reimbursements associated with the Roundup® Marketing Agreement	67.8	58.0	47.7	37.6	40.7
Deferred contribution charge	—	—	—	—	(45.7)
Cost of sales includes:					
Costs associated with the Roundup® Marketing Agreement	67.8	58.0	47.7	37.6	40.7
Impairment, restructuring, and other charges (income)	6.6	15.1	—	0.1	(0.3)
Product registration and recall matters	11.7	27.2	—	—	—
Selling, general and administrative includes:					
Restructuring and other charges	8.1	—	2.7	9.3	9.8
Impairment charges	—	121.7	35.3	66.4	23.4
Product registration and recall matters	16.8	12.7	—	—	—
Interest expense includes:					
Costs related to refinancings	—	—	18.3	—	1.3

(4) The total debt to total book capitalization percentage is calculated by dividing total debt by total debt plus shareholders' equity.

(5) Scotts Miracle-Gro began paying a quarterly dividend of 12.5 cents per common share in the fourth quarter of fiscal 2005.

(6) Scotts Miracle-Gro paid a special one-time cash dividend of $8.00 per common share on March 5, 2007. Stock prices have not been adjusted for this special one-time cash dividend.

(7) Given our significant borrowings, we view our credit facilities as material to our ability to fund operations, particularly in light of our seasonality. Please refer to "ITEM 1A. RISK FACTORS — The Amount of Our Debt Could Adversely Affect Our Ability to Obtain Financing in the Future, React to Changes in Our Business and Satisfy Our Obligations, Adversely Impacting Our Financial Condition" in this Annual Report on Form 10-K for a more complete discussion of the risks associated with our debt and our credit facilities and related covenants. Our ability to generate cash flows sufficient to cover our debt service costs is essential to our ability to maintain our borrowing capacity. We believe that Adjusted EBITDA provides additional information for determining our ability to meet debt service requirements. The presentation of Adjusted EBITDA herein is intended to be consistent with the calculation of that measure as required by our borrowing arrangements, and used to calculate a leverage ratio (maximum of 3.75 at September 30, 2009) and an interest coverage ratio (minimum of 3.50 for the year ended September 30, 2009). Our leverage ratio was 3.20 at September 30, 2009 and our interest coverage ratio was 6.20 for the year ended September 30, 2009.

In accordance with the terms of our credit facilities, Adjusted EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization as well as certain other items such as the impact of discontinued operations, the cumulative effect of changes in accounting, costs associated with debt refinancing and other non-recurring, non-cash items affecting net income. Adjusted EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity.

Interest coverage is calculated as Adjusted EBITDA divided by interest expense excluding costs related to refinancings.

A numeric reconciliation of net income (loss) to Adjusted EBITDA is as follows (in millions):

	2009	2008	2007	2006	2005
Net income (loss)	$153.3	$(10.9)	$113.4	$132.7	$100.6
Interest	56.4	82.2	70.7	39.6	41.5
Income taxes	57.4	26.7	74.7	80.2	57.7
Deprecation and amortization	60.4	70.3	67.5	67.0	67.2
Loss on impairment and other charges	7.4	136.8	38.0	66.4	23.4
Smith & Hawken® closure process, non-cash portion	12.7	—	—	—	—
Product registration and recall matters, non-cash portion	2.9	13.3	—	—	—
Costs related to refinancings	—	—	18.3	—	1.3
Discontinued operations	—	—	—	—	(0.2)
Adjusted EBITDA	$350.5	$318.4	$382.6	$385.9	$291.5

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The purpose of this discussion is to provide an understanding of the financial condition and results of operations of The Scotts Miracle-Gro Company ("Scotts Miracle-Gro") and its subsidiaries (collectively, together with Scotts Miracle-Gro, the "Company", "we" or "us") by focusing on changes in certain key measures from year-to-year. Management's Discussion and Analysis ("MD&A") is divided into the following sections:

- Executive summary
- Results of operations
- Management's outlook
- Liquidity and capital resources
- Critical accounting policies and estimates

Executive Summary

We are dedicated to delivering strong, consistent financial results and outstanding shareholder returns by providing products of superior quality and value in order to enhance consumers' outdoor living environments. We are a leading manufacturer and marketer of consumer branded non-durable products for lawn and garden care and professional horticulture in North America and Europe. We are Monsanto's exclusive agent for the marketing and distribution of consumer Roundup® non-selective herbicide products within the United States and other contractually specified countries. We have a presence in similar consumer branded and professional horticulture products in Australia, the Far East, Latin America and South America. In the United States, we operate Scotts LawnService®, the second largest residential lawn care service business. Our operations are divided into the following reportable segments: Global Consumer, Global Professional, Scotts LawnService® and Corporate & Other. The Corporate & Other segment consists of the Smith & Hawken® business and corporate general and administrative expenses. On July 8, 2009, we announced that we were commencing a process to close the Smith & Hawken® stores. As of November 17, 2009, all Smith & Hawken® stores had been closed with operational activity expected to be substantially complete by December 31, 2009.

As a leading consumer branded lawn and garden company, our marketing efforts are largely focused on providing innovative and differentiated products and on continually increasing brand and product awareness to inspire consumers and create retail demand. We have successfully applied this model for a number of years, consistently increasing our investment in research and development and investing approximately 5% of our annual net sales in advertising to support and promote our products and brands. We continually explore new and innovative ways to communicate with consumers. We believe that we receive a significant return on these expenditures and anticipate a similar level of research and development, advertising and marketing investments in the future, with the continuing objective of driving category growth and increasing market share.

Our sales are susceptible to global weather conditions. For instance, periods of wet weather can adversely impact sales of certain products, while increasing demand for other products. We believe that our diversified product line provides some mitigation to this risk. We also believe that our broad geographic diversification further reduces this risk.

	Percent of Net Sales by Quarter		
	2009	2008	2007
First Quarter	10.1%	10.4%	9.5%
Second Quarter	30.6%	32.1%	34.6%
Third Quarter	40.7%	39.3%	38.2%
Fourth Quarter	18.6%	18.2%	17.7%

Due to the nature of our lawn and garden business, significant portions of our products ship to our retail customers during the second and third fiscal quarters. Our annual sales are further concentrated in the second and third fiscal quarters by retailers who increasingly rely on our ability to deliver products "in season" when consumers buy our products, thereby reducing retailers' inventories.

Management focuses on a variety of key indicators and operating metrics to monitor the financial condition and performance of our business. These metrics include consumer purchases (point-of-sale data), market share, net sales (including unit volume, pricing, product mix and foreign exchange movements), organic sales growth (net sales growth excluding the impact of foreign exchange movements, product recalls, and acquisitions), gross profit margins, income from operations, net income and earnings per share. To the extent applicable, these measures are evaluated with and without impairment, restructuring and other charges, which management believes are not indicative of the ongoing earnings capabilities of our businesses. We also focus on measures to optimize cash flow and return on invested capital, including the management of working capital and capital expenditures.

Given our historical performance and consistent cash flows, we undertook a number of actions beginning in fiscal 2005 to return cash to our shareholders. We began paying a quarterly cash dividend of 12.5 cents per share in the fourth quarter of fiscal 2005. In fiscal 2006, we launched a five-year, $500 million share repurchase program pursuant to which we repurchased 2.0 million common shares for an aggregate purchase price of $87.9 million during fiscal 2006. In December 2006, we announced a recapitalization plan to return $750 million to our shareholders. This plan expanded and accelerated the previously announced five-year, $500 million share repurchase program (which was canceled). Pursuant to the recapitalization plan, in February 2007, we repurchased 4.5 million of our common shares for an aggregate purchase price of $245.5 million ($54.50 per share) and paid a special one-time cash dividend of $8.00 per share ($508 million in the aggregate) in early March 2007.

In order to fund this recapitalization, we entered into credit facilities totaling $2.15 billion and terminated our prior credit facility. Please refer to "NOTE 11. DEBT" to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information as to the credit facilities and the repayment and termination of our prior credit facility and our 6⅝% senior subordinated notes.

Product Registration and Recall Matters

In April 2008, we became aware that a former associate apparently deliberately circumvented our policies and U.S. Environmental Protection Agency ("U.S. EPA") regulations under the Federal Insecticide, Fungicide, and Rodenticide Act of 1947, as amended ("FIFRA"), by failing to obtain valid registrations for certain products and/or causing certain invalid product registration forms to be submitted to regulators. Since that time, we have been cooperating with both the U.S. EPA and the U.S. Department of Justice (the "U.S. DOJ") in related civil and criminal investigations into our pesticide product registration issues.

In late April of 2008, in connection with the U.S. EPA's investigation, we conducted a consumer-level recall of certain consumer lawn and garden products and a Scotts LawnService® product. Subsequently, the Company and the U.S. EPA agreed upon a Compliance Review Plan for conducting a comprehensive, independent review of our product registration records. Pursuant to the Compliance Review Plan, an independent third-party firm, Quality Associates Incorporated ("QAI"), reviewed substantially all of our U.S. pesticide product registrations and associated advertising, some of which were historical in nature and no longer related to sales of our products. The U.S. EPA investigation and the QAI review process resulted in the temporary suspension of sales and shipments of certain products. In addition, as the QAI review process or our internal review identified potential FIFRA registration issues (some of which appear unrelated to the actions of the former associate), we endeavored to stop selling or distributing the affected products until the issues could be resolved. QAI's review of our U.S. pesticide product registrations and associated advertisements is now substantially complete. The results of the QAI review process did not materially affect, and are not expected to materially affect, our fiscal 2009 and fiscal 2010 sales, respectively.

In late 2008, the Company, and its indirect subsidiary, EG Systems, Inc., doing business as Scotts LawnService® were named as defendants in a purported class action filed in the U.S. District Court for the Eastern District of Michigan relating to Scotts LawnService® application of certain pesticide products. In the suit, Mark Baumkel, on behalf of himself and the purported classes, sought an unspecified amount of damages, plus costs and attorneys' fees, for alleged claims involving breach of contract, unjust enrichment and violation of the state of Michigan's consumer protection act. On September 28, 2009, the court granted the Company's and Scotts

LawnService's motion and dismissed the suit with prejudice. Since that time, the Company and Mr. Baumkel have agreed to a confidential settlement that, among other things, precludes an appeal of the decision. The impact of the confidential settlement did not, and will not, materially affect our financial condition, results of operations or cash flows.

In fiscal 2008, we conducted a voluntary recall of certain of our wild bird food products due to a formulation issue. Certain wild bird food products had been treated with pest control additives to avoid insect infestation, especially at retail stores. While the pest control additives had been labeled for use on certain stored grains that can be processed for human and/or animal consumption, they were not labeled for use on wild bird food products. In October, 2008, the U.S. Food & Drug Administration concluded that the recall had been completed and that there had been proper disposition of the recalled products. The results of the wild bird food recall did not materially affect our fiscal 2009 financial condition, results of operations or cash flows.

As a result of these registration and recall matters, we have reversed sales associated with estimated returns of affected products, recorded charges for affected inventory and recorded other registration and recall-related costs. The effects of these adjustments were pre-tax charges of $28.6 million and $51.1 million for the years ended September 30, 2009 and 2008, respectively. We expect to incur an additional $10-$15 million in fiscal 2010 on recall and registration matters, excluding possible fines, penalties, judgments and/or litigation costs. We expect that these charges will include costs associated with the rework of certain finished goods inventories, the potential disposal of certain products and ongoing third-party professional services related to the U.S. EPA and U.S. DOJ investigations.

The U.S. EPA and U.S. DOJ investigations continue and may result in future state, federal or private rights of action including fines and/or penalties with respect to known or potential additional product registration issues. Until the U.S. EPA and U.S. DOJ investigations are complete, we cannot reasonably determine the scope or magnitude of possible liabilities that could result from known or potential product registration issues, and no reserves for these potential liabilities have been established as of September 30, 2009. However, it is possible that such liabilities, including fines, penalties, judgments and/or litigation costs could be material and have an adverse effect on our financial condition, results of operations or cash flows.

We are committed to providing our customers and consumers with products of superior quality and value to enhance their lawns, gardens and overall outdoor living environments. We believe consumers have come to trust our brands based on the superior quality and value they deliver, and that trust is highly valued. We also are committed to conducting business with the highest degree of ethical standards and in adherence to the law. While we are disappointed in these events, we believe we have made significant progress in addressing the issues and restoring customer and consumer confidence in our products.

Results of Operations

The following table sets forth the components of income and expense as a percentage of net sales for the three years ended September 30, 2009:

	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of sales	64.7	67.1	65.0
Cost of sales — impairment, restructuring and other charges	0.2	0.5	—
Cost of sales — product registration and recall matters	0.4	0.9	—
Gross profit	34.7	31.5	35.0
Operating expenses:			
Selling, general and administrative	25.4	24.1	24.4
SG&A — impairment, restructuring and other charges	0.3	4.1	1.4
SG&A — product registration and recall matters	0.5	0.4	—
Other income, net	—	(0.4)	(0.4)
Income from operations	8.5	3.3	9.6
Costs related to refinancing	—	—	0.6
Interest expense	1.8	2.8	2.5
Income before income taxes	6.7	0.5	6.5
Income taxes	1.8	0.9	2.6
Net income (loss)	4.9%	(0.4)%	3.9%

Net Sales

Consolidated net sales for fiscal 2009 increased 5.4% to $3.14 billion from $2.98 billion in fiscal 2008. Net sales for fiscal 2008 increased 3.8% to $2.98 billion from $2.87 billion in fiscal 2007. Organic net sales growth, which excludes the impact of changes in foreign exchange rates, product recalls and acquisitions, was 8.9% and 2.3% for fiscal 2009 and fiscal 2008, respectively, as noted in the following table:

	2009	2008
Net sales growth	5.4%	3.8%
Acquisitions	(0.2)	(0.3)
Foreign exchange rates	3.7	(2.0)
Product recall matters — returns	—	0.8
Organic net sales growth	8.9%	2.3%

Organic net sales in the Global Consumer segment increased 12.5% in fiscal 2009, driven by 14.8% growth in North America. We believe the North America growth was attributable to a variety of factors, including increased marketing efforts, support received from our retail partners, product innovation, new private label business and improvements to our sales force. Global Professional organic net sales declined 7.6% primarily driven by the decrease in net sales for the North America Professional business, which was negatively impacted by the significant drop in demand due to the downturn in commercial and residential construction and customer inventory build-ups in fiscal 2008 in anticipation of price increases. Organic net sales for Scotts LawnService® declined by 6.6% due to the anticipated decrease in customer count driven by macroeconomic factors. Corporate & Other organic net sales growth, which pertains primarily to Smith & Hawken®, increased 1.4% in fiscal 2009.

Global Consumer organic net sales increased approximately 1.6% for fiscal 2008 as a result of a number of factors, including the overall economic climate in the United States, as well as unfavorable early spring weather conditions. Organic net sales in our Global Professional segment grew 17.2%, driven by strong demand for the proprietary technology used in that segment and pricing actions that prompted customer inventory build-ups in fiscal 2008 in anticipation of price increases. Despite a reduction in customer count, Scotts LawnService® experienced organic net sales growth of 4.0% primarily due to higher selling prices. Corporate & Other organic net sales decreased 13.9%, primarily driven by declines across all channels of the Smith & Hawken® business.

Gross Profit

As a percentage of net sales, gross profit was 34.7% of net sales for fiscal 2009 compared to 31.5% for fiscal 2008. The increase in gross profit rates was primarily driven by increased selling prices net of increased commodity costs, and cost productivity improvements. Product registration and recall matters unfavorably impacted gross profit rates by 30 and 110 basis points for fiscal 2009 and 2008, respectively. Impairment, restructuring and other charges unfavorably impacted gross profit rates by 20 and 50 basis points for fiscal 2009 and 2008, respectively.

As a percentage of net sales, gross profit was 31.5% of net sales for fiscal 2008 compared to 35.0% for fiscal 2007. The decrease in gross profit rates was primarily driven by increased commodity costs, which unfavorably impacted all operating segments, and the product registration and recall matters and impairment, restructuring and other charges noted above.

Selling, General and Administrative Expenses

The following table shows the major components of SG&A for the three years ended September 30, 2009:

	2009	2008	2007
		(In millions)	
Advertising	$141.2	$142.4	$150.9
Advertising as a percentage of net sales	4.5%	4.8%	5.3%
Other SG&A	$631.8	$547.1	$519.2
Stock-based compensation	14.5	12.5	15.5
Amortization of intangibles	11.7	15.6	15.3
	$799.2	$717.6	$700.9

Advertising expenses in fiscal 2009 were $141.2 million compared to $142.4 million in fiscal 2008. Excluding the impact of foreign exchange movements, advertising expense increased in fiscal 2009 by $2.4 million, or 1.7%, driven by increased spending in the North America Consumer business, substantially offset by reductions in Scotts LawnService® and International Consumer. Advertising expenses in fiscal 2008 were $142.4 million, a decrease of $8.5 million, or 5.6%, from fiscal 2007. The decline in fiscal 2008 was 6.7% excluding foreign exchange movements. During fiscal 2009 and fiscal 2008, we shifted some spending from media to consumer promotions and other trade expense, the costs of which are netted against sales rather than classified as SG&A.

In fiscal 2009, other SG&A spending increased $84.7 million, or 15.5%, from fiscal 2008. Excluding the impact of foreign exchange movements, other SG&A spending increased 19.1% in fiscal 2009 primarily driven by increased variable compensation. Other increases in SG&A spending, designed to drive long-term growth, included research and development, sales force, regulatory and technology. In addition, non-revenue enhancing areas, including pension and health care costs, increased in fiscal 2009. In fiscal 2008, other SG&A spending increased $27.9 million or 5.4% from fiscal 2007. Excluding the impact of foreign exchange movements, other SG&A spending increased 3.2% in fiscal 2008 due to increased investments focused principally within the sales force, research and development and marketing areas of the North America portion of the Global Consumer segment.

The majority of our stock-based awards vest over three years, with the associated expense recognized ratably over the vesting period. In certain cases, such as individuals who are eligible for early retirement based on their age and years of service, the vesting period is shorter than three years. The increase in stock-based compensation expense in fiscal 2009 was primarily due to the acceleration of expense for 2009 awards granted to key employees who are approaching eligibility for early retirement, as well as an increase in the total value of equity awards granted in fiscal 2009. The decrease in stock-based compensation expense in fiscal 2008 as compared to fiscal 2007 was primarily attributable to a change in the Board of Directors equity compensation plan effective in February 2008, which resulted in the majority of associated expense being recognized ratably over the Board of Directors' service period, compared to previous years' grants where the associated expense was recorded entirely in the year of the grant.

Amortization expense was $11.7 million in fiscal 2009, compared to $15.6 million and $15.3 million in fiscal 2008 and 2007, respectively. The decline in fiscal 2009 was driven by the reduction of amortizing intangible assets due to the impairment charges recorded in fiscal 2008, assets that became fully amortized in fiscal 2009, and foreign exchange movements.

Impairment, Restructuring and Other Charges

The breakdown of Impairment, Restructuring and Other Charges for the three years ended September 30, 2009 is as follows:

	2009	2008	2007
		(In millions)	
SG&A — Smith & Hawken® closure process	$ 8.1	$ —	$ —
SG&A — product registration and recall matters	16.8	12.7	—
Goodwill and intangible asset impairment	—	120.0	35.3
Property, plant and equipment impairment	—	1.7	—
Other	—	—	2.7
	$24.9	$134.4	$38.0

Our annual goodwill and indefinite life intangible impairment testing is performed as of the first day of our fiscal fourth quarter. We engaged an independent valuation firm to assist in our impairment assessment reviews. The impairment analysis for the fourth quarter of fiscal 2009 indicated that no charge for impairment was required. We recorded $16.8 million of SG&A-related product registration and recall costs during fiscal 2009 which primarily related to a third-party compliance review, as well as legal and consulting fees. In addition, we recorded $8.1 million of SG&A costs related to the Smith & Hawken® closure process, primarily comprised of third-party agency fees and severance.

As a result of a significant decline in the market value of the Company's common shares during the latter half of the third fiscal quarter ended June 28, 2008, the Company's market value of invested capital was approximately 60% of the comparable impairment metric used in our fourth quarter fiscal 2007 annual impairment testing. Management determined this was an indicator of possible goodwill impairment and, therefore, interim impairment testing was performed as of June 28, 2008.

Our third quarter fiscal 2008 interim impairment review resulted in a non-cash charge of $123.3 million to reflect the decline in the fair value of certain goodwill and other assets evidenced by the decline in the Company's common shares. No further adjustments to the goodwill portion of this impairment charge were required as a result of the completion of Step 2 of the goodwill impairment test in the fourth quarter of fiscal 2008. However, an additional impairment charge of $13.5 million was recorded in the fourth quarter of fiscal 2008, primarily related to leasehold improvements of Smith & Hawken®. In total, the fiscal 2008 impairment charges were comprised of $80.8 million for goodwill, $19.0 million related to indefinite-lived tradenames and $37.0 million for long-lived assets. Of the $37.0 million impairment charge recorded for long-lived assets, $15.1 million was recorded in cost of sales. On a reportable segment basis, $64.5 million of the impairment charges were in Global Consumer and $38.4 million were in Global Professional, with the remaining $33.9 million in Corporate & Other.

The Company recorded $12.7 million of SG&A-related product registration and recall costs during fiscal 2008 which primarily related to third-party compliance review, legal and consulting fees.

Our fourth quarter fiscal 2007 impairment review resulted in a non-cash goodwill and intangible asset impairment charge of $35.3 million, of which $29.2 million related to the Smith & Hawken® goodwill and intangibles, $2.2 million was for a goodwill impairment charge for our turfgrass biotechnology program and $3.9 million was associated with technology initiatives in our Scotts LawnService® segment. Other charges in fiscal 2007 related to inventory write-downs and ongoing monitoring and remediation costs associated with our turfgrass biotechnology program.

Other Income, net

Other income, net was $2.2 million in fiscal 2009, compared to $10.4 million and $11.5 million for fiscal 2008 and fiscal 2007, respectively. The decline in fiscal 2009 was driven by decreased royalty income and the net loss on sale of assets.

Income from Operations

Income from operations in fiscal 2009 was $267.1 million compared to $98.0 million in fiscal 2008, an increase of $169.1 million. Fiscal 2009 was negatively impacted by costs related to product registration and recall matters ($28.6 million) and the Smith & Hawken® closure process ($14.7 million) that, when excluded, result in income from operations of $310.4 million. Fiscal 2008 was negatively impacted by impairment charges ($136.8 million) and product registration and recall costs ($51.1 million) that, when excluded, result in income from operations of $285.9 million. Excluding the impairment, restructuring and other charges and product registration and recall costs, income from operations increased by $24.5 million, or 8.6%, in fiscal 2009, primarily driven by increased net sales and gross margins that were partially offset by an increase in SG&A spending.

Income from operations in fiscal 2008 was $98.0 million compared to $277.1 million in fiscal 2007, a decrease of $179.1 million. Fiscal 2007 was negatively impacted by impairment and other charges ($38.0 million) that, when excluded, result in income from operations of $315.1 million. Excluding impairment and other charges and product registration and recall costs, income from operations declined by $29.2 million, or 9.3%, in 2008, primarily driven by increased commodity costs which more than offset price increases passed onto our customers.

Interest Expense and Refinancing Activities

Interest expense in fiscal 2009 was $56.4 million compared to $82.2 million and $70.7 million in fiscal 2008 and fiscal 2007, respectively. The decrease in fiscal 2009 was primarily due to a decline in our borrowing rates and a reduction in average debt outstanding, as well as the favorable impact of foreign exchange rates. Weighted-average interest rates decreased by 131 basis points during fiscal 2009. Average borrowings also decreased by approximately $170 million during fiscal 2009. The increase in interest expense in fiscal 2008 was primarily attributable to an increase in average borrowings resulting from the recapitalization transactions that were consummated during the second quarter of fiscal 2007.

Income Taxes

A reconciliation of the federal corporate income tax rate and the effective tax rate on income before income taxes from continuing operations for the three years ended September 30, 2009 is summarized below:

	2009	2008	2007
Statutory income tax rate	35.0%	35.0%	35.0%
Effect of foreign operations	(0.7)	(4.5)	(0.5)
State taxes, net of federal benefit	2.3	0.6	1.6
Change in state NOL and credit carryforwards	(0.4)	(1.3)	(0.2)
Research & Development tax credit	(0.5)	(4.7)	(0.5)
Change in valuation allowances	(8.8)	106.9	1.0
Effect of goodwill impairment and other permanent differences	(0.7)	42.3	4.8
Other	1.0	(5.7)	(1.5)
Effective income tax rate	27.2%	168.6%	39.7%

The effective tax rate for fiscal 2009 was 27.2% compared to 168.6% in fiscal 2008 and 39.7% in fiscal 2007. The effective tax rates were higher for fiscal 2008 and fiscal 2007 due to goodwill impairment charges ($80.8 million and $26.8 million in fiscal 2008 and 2007, respectively), which are not fully deductible for tax purposes. Fiscal 2009 income tax expense includes the reduction of $18.4 million of valuation allowances recorded in prior years to fully reserve deferred tax assets that originated from impairment charges recorded for the Smith &

Hawken® business in fiscal 2007 and fiscal 2008. In fiscal 2008, when we were attempting to sell Smith & Hawken®, we concluded that we would not receive any future tax benefit from these deferred tax assets as a stock sale would have resulted in a non-deductible capital loss. Given our fourth quarter fiscal 2009 decision to close the Smith & Hawken® business, we concluded that the losses generated would be deducted for tax purposes. As a result, the deferred tax asset valuation allowances recorded in fiscal 2008 associated with these impairment charges were eliminated, thereby decreasing the effective tax rate for fiscal 2009.

Net Income (Loss) and Earnings (Loss) per Share

We reported net income of $153.3 million or $2.32 per diluted share in fiscal 2009 compared to a net loss of $10.9 million or $0.17 per diluted share in fiscal 2008. In fiscal 2009, we incurred $28.6 million of costs related to product registration and recall matters, as well as Smith & Hawken® closure related costs totaling $14.7 million. Fiscal 2008 was unfavorably impacted by $136.8 million of impairment charges, as well as $51.1 million in costs associated with product registration and recall matters. Excluding these items, the increase in fiscal 2009 net income was primarily driven by increased net sales, led by double-digit growth in the North America consumer business. In addition, gross margin rates improved due to pricing increases in excess of increased commodity costs and cost productivity improvements. The growth in net sales and gross margins was partially offset by an increase in SG&A spending. Challenging weather conditions in March 2008 negatively impacted net sales for the largest part of our business, the Global Consumer segment. Additionally, commodity costs increased significantly in fiscal 2008. Diluted weighted-average common shares outstanding increased from 64.5 million in fiscal 2008 to 66.1 million in fiscal 2009. Diluted average common shares included 1.1 million equivalent shares for fiscal 2009. We excluded 0.9 million potential common shares from the fiscal 2008 diluted loss per share calculation because their effect was anti-dilutive. The changes in diluted average common shares are primarily driven by an increase in the Company's common share price.

We reported net income of $113.4 million or $1.69 per diluted share in fiscal 2007 compared to the net loss of $10.9 million or $0.17 per diluted share in fiscal 2008. Fiscal 2007 was unfavorably impacted by $35.3 million of goodwill and intangible asset impairment charges and $2.7 million of other charges, as well as costs related to refinancing of $18.3 million. Fiscal 2008 results from operations were significantly impacted by the charges noted above. Excluding these items, the reduction in fiscal 2008 net income was attributable to higher commodity costs and the negative effects on net sales of adverse early spring weather conditions. Diluted weighted-average common shares outstanding decreased from 67.0 million in fiscal 2007 to 64.5 million in fiscal 2008, due to the 4.5 million common shares repurchased as part of the recapitalization consummated during the second quarter of fiscal 2007, weighted for the period outstanding, and offset by common shares issued upon the exercise of share-based awards and the vesting of restricted stock.

Segment Results

Our operations are divided into the following segments: Global Consumer, Global Professional, Scotts LawnService® and Corporate & Other. The Corporate & Other segment consists of Smith & Hawken® and corporate general and administrative expenses. Segment performance is evaluated based on several factors, including income from operations before amortization, product registration and recall costs, and impairment, restructuring and other charges, which are not generally accepted accounting principles ("GAAP") measures. Management uses this measure of operating profit to gauge segment performance because we believe this measure is the most indicative of performance trends and the overall earnings potential of each segment.

The following tables present the segment information for the three years ended September 30, 2009 (certain costs not allocated to business segments for internal management reporting purposes are not allocated for purposes of this presentation):

Net Sales by Segment

	2009	2008	2007
		(In millions)	
Global Consumer	$2,457.6	$2,250.1	$2,176.2
Global Professional	293.1	348.8	281.9
Scotts LawnService®	231.1	247.4	230.5
Corporate & Other	160.8	158.6	184.0
Segment total	3,142.6	3,004.9	2,872.6
Roundup® amortization	(0.8)	(0.8)	(0.8)
Product registrations and recall matters-returns	(0.3)	(22.3)	—
Consolidated	$3,141.5	$2,981.8	$2,871.8

Income (Loss) from Operations by Segment

	2009	2008	2007
		(In millions)	
Global Consumer	$ 429.3	$ 344.5	$379.1
Global Professional	19.4	33.7	31.3
Scotts LawnService®	19.0	11.3	11.3
Corporate & Other	(144.8)	(87.2)	(90.5)
Segment total	322.9	302.3	331.2
Roundup® amortization	(0.8)	(0.8)	(0.8)
Other amortization	(11.7)	(15.6)	(15.3)
Product registrations and recall matters	(28.6)	(51.1)	—
Impairment of assets	—	(136.8)	(35.3)
Restructuring and other charges	(14.7)	—	(2.7)
Consolidated	$ 267.1	$ 98.0	$277.1

Global Consumer

Global Consumer segment net sales were $2.46 billion in fiscal 2009 compared to $2.25 billion in fiscal 2008, an increase of 9.2%. Organic net sales growth for fiscal 2009 was 12.5%, including the favorable impact of price increases of 6.7%. Foreign exchange movements decreased net sales by 3.3% for fiscal 2009. Within Global Consumer, organic net sales in North America increased 14.8% for fiscal 2009, which included the favorable impact of higher selling prices of 7.4%. Sales of our products to consumers at retail (point-of-sales) for our three largest U.S. customers increased by 15.0% for fiscal 2009, driven by higher sales in all major categories, led by growing media, lawn fertilizers, and plant foods. Organic net sales in Europe increased by 1.1% for fiscal 2009, which included the favorable impact of price increases of 3.3%. Strong growth in the United Kingdom, led by growing media and lawn fertilizer categories, and Eastern Europe was offset by declines in sales in France and Central Europe caused by inventory de-load by retailers and a slow pesticide season.

Global Consumer segment operating income for fiscal 2009 was $429.3 million, an increase of $84.8 million, or 24.6%, compared to fiscal 2008. Excluding the impact of foreign exchange movements, segment operating income increased by $91.7 million, or 26.6%, for fiscal 2009. The increase in operating income was primarily driven by the increase in net sales accompanied by improvement in gross margin rate of 280 basis points for fiscal 2009. The increase in gross margin rate was primarily the result of pricing and cost productivity improvements, partially offset by commodity cost increases. The improvements in net sales and gross margin rates were partially offset by increases in SG&A spending, primarily related to higher advertising and promotional spending, higher selling and research and development costs, and increased variable compensation.

Global Consumer segment net sales were $2.25 billion in fiscal 2008 compared to $2.18 billion in fiscal 2007, an increase of 3.4%. Organic net sales growth for fiscal 2008 increased approximately 1.6%, which included pricing actions that increased net sales by 4.1%. Foreign exchange movements increased net sales by 1.8% for fiscal 2008. Organic net sales in North America were flat, which included the impact of price increases of 4.7%. North America point-of-sales for our three largest U.S. customers increased by 2.2% for fiscal 2008, driven by growing media products, where consumers traded up for branded, value-added solutions. Point-of-sales for our lawn products, comprised of fertilizers, grass seed, and durables, decreased by 1.1% primarily due to the late start to the lawn and garden season, resulting in reduced sales of higher priced lawn fertilizer combination products. Ortho® poin-t-of-sales decreased by 5.2% in fiscal 2008, while the point-of-sales in the wild bird food category increased by 16.0% primarily due to pricing. Organic net sales in Europe increased by 2.0% in 2008, driven by growth in France and Central Europe as the result of improved marketing programs and new products. This growth offset the decreased net sales in the United Kingdom where the economic environment was more challenging and competition was more aggressive.

Global Consumer segment operating income decreased by $34.6 million or 9.1% in fiscal 2008. The decrease in operating income was driven primarily by a decrease in gross margin rates of 160 basis points. The decrease in gross margin rates was largely the result of higher commodity costs, which more than offset price increases. SG&A spending, including media advertising, increased 3.7% in fiscal 2008 primarily related to higher selling and research and development costs.

Global Professional

Global Professional segment net sales decreased $55.7 million, or 16.0%, in fiscal 2009. Organic net sales declined 7.6%, which included increased pricing of 9.9%. Foreign exchange movements decreased net sales by 10.5%. Net sales from Humax Horticulture Limited, a privately-owned growing media company in the United Kingdom acquired by the Company on October 1, 2008 were $7.3 million in fiscal 2009, resulting in 2.1% growth. While organic net sales for the European and Emerging Markets Professional businesses increased by 1.8% and 5.7%, respectively, organic net sales for the North America Professional business, including its seed business, declined 28.3% in fiscal 2009, driven by the downturn in commercial and residential construction and customer inventory build-ups in fiscal 2008 in anticipation of price increases.

Global Professional segment operating income decreased $14.3 million in fiscal 2009, or $9.4 million excluding the impact of foreign exchange rates. The decline in operating income was primarily attributable to the reduction in net sales and a $9.9 million inventory write-down necessitated by the significant decline in the market pricing and demand for professional grass seed in North America.

Global Professional segment net sales increased $66.9 million, or 23.7%, in fiscal 2008. Organic net sales increased by 17.2% driven primarily by strong demand for our proprietary technology. Pricing actions increased net sales by 7.8%. Global Professional segment operating income increased by $2.4 million in fiscal 2008 as the strong growth in net sales was partially offset by increased commodity costs and SG&A spending, primarily related to selling costs.

Scotts LawnService®

Compared to fiscal 2008, Scotts LawnService® net sales decreased 6.6% to $231.1 million in fiscal 2009 primarily related to macroeconomic pressures that have reduced customer count. Despite the decline in net sales, the Scotts LawnService® segment operating income increased $7.7 million to $19.0 million in fiscal 2009. The improved operating results were driven by more efficient marketing and sales programs, improved labor productivity, and declines in fuel and fertilizer costs.

Compared to fiscal 2007, Scotts LawnService® net sales increased 7.3% to $247.4 million in fiscal 2008. The increase for fiscal 2008 was the result of organic growth of 4.0% and acquisition growth of 3.3%. Despite macroeconomic pressures that reduced customer count, the business grew in part due to increased penetration on tree, shrub and insect services and a reduction in customer cancels due to issues with service or results. Additionally, the shift of late season lawn treatments to the first quarter of fiscal 2008 positively impacted net sales. The Scotts LawnService® segment operating income was flat compared to fiscal 2007 as the net sales and gross margin growth were offset by an increase in SG&A spending.

Corporate & Other

Net sales for the Corporate & Other segment, which pertain primarily to Smith & Hawken®, increased $2.2 million in fiscal 2009 primarily due to higher fourth quarter sales following our Smith & Hawken® closure announcement. The operating loss for Corporate & Other increased by $57.6 million in fiscal 2009 primarily driven by increased variable compensation and retention costs, higher information technology spending, increased regulatory and compliance costs, and higher pension and health care costs.

On July 8, 2009, we announced that we intend to cease operating the Smith & Hawken® business by the end of the calendar year. We incurred $14.7 million of pre-tax charges in fiscal 2009 related to the Smith & Hawken® closure process, primarily related to the termination of retail site lease obligations, third-party agency fees, charges related to inventory, and severance and benefit commitments. We expect to incur approximately $20-$25 million of pre-tax charges in fiscal 2010 related to the closure process. Based on our best estimates, we expect the overall cash impact to be neutral to slightly positive driven by the liquidation of working capital and anticipated tax benefits, offsetting the related charges. As of November 17, 2009, all Smith & Hawken® stores had been closed, and we will begin reporting the Smith & Hawken® business as a discontinued operation in the first quarter of fiscal 2010.

Net sales for the Corporate & Other segment decreased $25.4 million or 13.8% in fiscal 2008, reflecting decreased net sales across all channels of Smith & Hawken®. The operating loss for Corporate & Other decreased by $3.3 million in fiscal 2008 primarily due to lower net Corporate spending.

Management's Outlook

We are pleased with our performance in fiscal 2009. Despite the global recession and significant declines in consumer confidence, we delivered record net sales, crossing the $3.0 billion mark for the first time in our history. Our sales results were driven primarily by strong point of sales growth in our North America consumer business. In addition, net cash provided by operating activities less capital investments, or free cash flow, amounted to $189.2 million.

Our strong results in fiscal 2009 have laid a foundation for another successful year in fiscal 2010. Excluding financial results of Smith & Hawken®, we anticipate net sales growth of 3% to 5% in fiscal 2010 primarily driven by unit volume growth in our Global Consumer business. We also anticipate that gross margin rates will be flat compared to fiscal 2009 and that expenditures on SG&A will be consistent with fiscal 2009. Interest expense is expected to decline slightly in fiscal 2010. Excluding the impact of product registration and recall costs and Smith & Hawken®, we anticipate earnings per share growth in the mid-to-high teens.

In the long-term, the Company remains focused on continuing to improve its free cash flow and return on invested capital, both of which the Company believes are important drivers of shareholder value. Our regular quarterly dividend will allow us to continue to return funds to shareholders while maintaining our targeted capital structure.

For certain information concerning our risk factors, see "ITEM 1A. RISK FACTORS," in this Annual Report on Form 10-K.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities increased by $63.7 million from $200.9 million in fiscal 2008 to $264.6 million in fiscal 2009. Net income (loss) plus non-cash impairment and other charges, stock-based compensation expense, depreciation and amortization increased by $24.6 million, from $208.7 million in fiscal

2008 to $233.3 million in fiscal 2009, primarily due to higher operating income in our Global Consumer segment. Fiscal 2009 operating cash flows were unfavorably impacted by an increase in inventory caused primarily by higher input costs and additional professional grass seed inventory resulting from a significant drop in demand. The increase in inventory was offset by increases in other current liabilities, driven by accruals for variable compensation, and in accrued taxes, driven by our higher taxable income, for which the cash outflow will not occur until fiscal 2010.

Cash provided by operating activities decreased by $45.7 million from $246.6 million in fiscal 2007 to $200.9 million in fiscal 2008. Net income (loss) plus non-cash impairment charges, non-cash costs related to refinancing, stock-based compensation expense, depreciation and amortization declined by $41.8 million, from $250.5 million in fiscal 2007 to $208.7 million in fiscal 2008, primarily due to product registration and recall costs of approximately $51.1 million.

The seasonal nature of our operations generally requires cash to fund significant increases in working capital (primarily inventory) during the first half of the year. Receivables and payables also build substantially in the second quarter of the year in line with the timing of sales to support our retailers' spring selling season. These balances liquidate during the June through September period as the lawn and garden season unwinds. Unlike our core retail business, Scotts LawnService® typically has its highest receivables balance in the fourth quarter because of the seasonal timing of customer applications and extra service revenues.

Investing Activities

Cash used in investing activities was $83.3 million and $59.1 million for fiscal 2009 and fiscal 2008, respectively. Capital spending, including investments in intellectual property, increased by $15.2 million from $60.2 million in fiscal 2008 to $75.4 million in fiscal 2009. The increase in capital spending in fiscal 2009 was driven primarily by expansion of North America production facilities. For the three years ended September 30, 2009, our capital spending was allocated as follows: 48% for expansion and maintenance of Global Consumer productive assets; 20% for new productive assets supporting our Global Consumer business; 5% primarily for leasehold improvements associated with new Smith & Hawken® retail stores; 4% for expansion and upgrades of Scotts LawnService® facilities; 14% to expand our information technology capabilities; and 9% for other corporate assets. In fiscal 2009, we acquired a growing media company in the United Kingdom for $9.3 million. There was no acquisition activity in fiscal 2008. Acquisition activity in fiscal 2007 was restricted to our Scotts LawnService® business, approximating $18.7 million.

Financing Activities

Financing activities used cash of $194.0 million and $123.0 million in fiscal 2009 and fiscal 2008, respectively. In fiscal 2009, the cash used was primarily the result of net repayments of $178.0 million on outstanding debt and dividends paid of $33.4 million, offset by cash of $14.8 million received from the exercise of stock options. In fiscal 2008, the cash used was primarily the result of net repayments of $99.9 million on outstanding debt and dividends paid of $32.5 million, offset by cash of $9.2 million received from the exercise of stock options.

Financing activities in fiscal 2007 used cash of $158.8 million, which included our 2007 recapitalization. See "NOTE 5. 2007 RECAPITALIZATION" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for additional information.

Credit Agreements

Our primary sources of liquidity are cash generated by operations and borrowings under our credit agreements. In February 2007, Scotts Miracle-Gro and certain of its subsidiaries entered into the following senior secured credit facilities totaling up to $2.15 billion in the aggregate: (a) a senior secured five-year term loan facility in the principal amount of $560 million and (b) a senior secured five-year revolving loan facility in the aggregate principal amount of up to $1.59 billion. Borrowings may be made in various currencies including U.S. dollars, Euros, British pounds, Australian dollars and Canadian dollars. Under our current structure, we may request an additional $200 million in revolving credit and/or term credit commitments, subject to approval from our lenders. As of September 30, 2009, there was $1.2 billion of availability under the senior secured credit facilities. "NOTE 11. DEBT" of the Notes to

Consolidated Financial Statements included in this Annual Report on Form 10-K provides additional information pertaining to our borrowing arrangements.

At September 30, 2009, we had outstanding interest rate swap agreements with major financial institutions that effectively converted a portion of our variable-rate debt denominated in U.S. dollars to a fixed rate. Interest payments made between the effective date and expiration date are hedged by the swap agreements, except as noted below. The key terms of these swap agreements are shown in the table below.

Notional Amount (In millions)	Effective Date(a)	Expiration Date	Fixed Rate
$ 200	3/30/2007	3/30/2010	4.87%
200	2/14/2007	2/14/2012	5.20%
50	2/14/2012	2/14/2016	3.78%
150(b)	11/16/2009	5/16/2016	3.26%
50(c)	2/16/2010	5/16/2016	3.05%

(a) The effective date refers to the date on which interest payments are first hedged by the applicable swap agreement.

(b) Interest payments made during the six-month period beginning November 14 of each year between the effective date and expiration date are hedged by the swap agreement.

(c) Interest payments made during the three-month period beginning February 14 of each year between the effective date and expiration date are hedged by the swap agreement.

On April 11, 2007, we entered into a one-year Master Accounts Receivable Purchase Agreement (the "2007 MARP Agreement"). On April 9, 2008, we terminated the 2007 MARP Agreement and entered into a new Master Accounts Receivable Purchase Agreement (the "2008 MARP Agreement"). The terms of the 2008 MARP Agreement were substantially the same as the 2007 MARP Agreement. The 2008 MARP Agreement provided an interest rate that was equal to the 7-day LIBOR rate plus 85 basis points. The 2008 MARP Agreement provided for the discounted sale, on a revolving basis, of accounts receivable generated by specified account debtors, with seasonally adjusted monthly aggregate limits ranging from $10 million to $300 million. The 2008 MARP Agreement also provided for specified account debtor sublimit amounts, which provided limits on the amount of receivables owed by individual account debtors that could be sold to the banks. The 2008 MARP Agreement expired by its terms on April 8, 2009.

On May 1, 2009, we entered into a Master Accounts Receivable Purchase Agreement (the "2009 MARP Agreement"), with a stated termination date of May 1, 2010, or such later date as may be mutually agreed by us and our lender. The 2009 MARP Agreement provides an interest rate that is equal to the 7-day LIBOR rate plus 225 basis points. The 2009 MARP Agreement provides for the discounted sale, on an uncommitted, revolving basis, of accounts receivable generated by a specified account debtor, with aggregate limits not to exceed $80 million. Borrowings under the 2009 MARP Agreement at September 30, 2009 were $4.2 million.

As of September 30, 2009, we were in compliance with all debt covenants. Our senior secured credit facilities contain, among other obligations, an affirmative covenant regarding our leverage ratio, calculated as indebtedness relative to our earnings before taxes, depreciation and amortization. Under the terms of the senior secured credit facilities, the maximum leverage ratio was 3.75 as of September 30, 2009, which is scheduled to decrease to 3.50 on September 30, 2010. Management continues to monitor our compliance with the leverage ratio and other covenants contained in the senior secured credit facilities and, based upon our current operating assumptions, we expect to remain in compliance with the permissible leverage ratio throughout fiscal 2010. However, an unanticipated charge to earnings, an increase in debt or other factors could materially adversely affect our ability to remain in compliance with the financial or other covenants of our senior secured credit facilities, potentially causing us to have to seek an amendment or waiver from our lending group which would be likely to result in repricing of our senior secured credit facilities to then current market rates. Although we were in compliance with all of our debt covenants throughout fiscal 2009, please see "ITEM 1A. RISK FACTORS — The Ongoing Governmental Investigation Regarding Our Compliance with FIFRA Could Adversely Affect Our Financial Condition, Results of Operations or

Cash Flows" for a discussion of the potential negative impact of such issues on our compliance with certain covenants contained in our credit agreements.

Judicial and Administrative Proceedings

Apart from the proceedings surrounding the FIFRA compliance matters, which are discussed separately, we are party to various pending judicial and administrative proceedings arising in the ordinary course of business, including, among others, proceedings based on accidents or product liability claims and alleged violations of environmental laws. We have reviewed these pending judicial and administrative proceedings, including the probable outcomes, reasonably anticipated costs and expenses, and the availability and limits of our insurance coverage, and have established what we believe to be appropriate reserves. We do not believe that any liabilities that may result from these pending judicial and administrative proceedings are reasonably likely to have a material adverse effect on our financial condition, results of operations, or cash flows; however, there can be no assurance that future quarterly or annual operating results will not be materially affected by final resolution of these matters.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table summarizes our future cash outflows for contractual obligations as of September 30, 2009 (in millions):

		Payments Due by Period			
Contractual Cash Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Debt obligations	$ 810.1	$160.4	$645.7	$ 1.0	$ 3.0
Operating lease obligations	186.8	46.1	71.3	43.2	26.2
Purchase obligations	461.4	235.5	171.4	54.5	—
Other, primarily retirement plan obligations	$ 131.8	11.9	29.0	29.7	61.2
Total contractual cash obligations	$1,590.1	$453.9	$917.4	$128.4	$90.4

Purchase obligations primarily represent commitments for materials used in the Company's manufacturing processes, as well as commitments for warehouse services, seed and out-sourced information services which comprise the unconditional purchase obligations disclosed in "NOTE 18. COMMITMENTS" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Other includes actuarially determined retiree benefit payments and pension funding to comply with local funding requirements. Pension funding requirements beyond fiscal 2010 are based on preliminary estimates using actuarial assumptions determined as of September 30, 2009. The above table excludes interest payments and insurance accruals as the Company is unable to estimate the timing of the payment for these items.

The Company has no off-balance sheet financing arrangements.

In our opinion, cash flows from operations and capital resources will be sufficient to meet debt service, capital expenditures and working capital needs during fiscal 2010, and thereafter for the foreseeable future. However, we cannot ensure that our business will generate sufficient cash flow from operations or that future borrowings will be available under our credit facilities in amounts sufficient to pay indebtedness or fund other liquidity needs. Actual results of operations will depend on numerous factors, many of which are beyond our control.

Shelf Registration Statement

Following the filing of this Annual Report on Form 10-K, we expect to file a universal automatic shelf registration statement on Form S-3ASR with the SEC that will permit us, from time to time, in one or more public offerings, to offer debt securities, common shares, preferred shares, warrants, purchase contracts and purchase units or combinations of the preceding securities. These securities, which may be offered in one or more offerings and in any combination, will in each case be offered pursuant to a separate prospectus supplement issued at the time of the particular offering that will describe the specific types, amounts, prices and terms of the offered securities and the expected use of proceeds from the offering.

Regulatory Matters

We are subject to local, state, federal and foreign environmental protection laws and regulations with respect to our business operations and believe we are operating in substantial compliance with, or taking actions aimed at ensuring compliance with, such laws and regulations. Apart from the proceedings surrounding the FIFRA compliance matters, which are discussed separately, we are involved in several legal actions with various governmental agencies related to environmental matters. While it is difficult to quantify the potential financial impact of actions involving these environmental matters, particularly remediation costs at waste disposal sites and future capital expenditures for environmental control equipment, in the opinion of management, the ultimate liability arising from such environmental matters, taking into account established reserves, should not have a material adverse effect on our financial condition, results of operations or cash flows. However, there can be no assurance that the resolution of these matters will not materially affect our future quarterly or annual results of operations, financial condition or cash flows. Additional information on environmental matters affecting us is provided in "ITEM 1. BUSINESS — Regulatory Considerations," "ITEM 1. BUSINESS — FIFRA Compliance, the Corresponding Governmental Investigations and Similar Matters," "ITEM 1. BUSINESS — Other Regulatory Matters" and "ITEM 3. LEGAL PROCEEDINGS" of this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Certain accounting policies are particularly significant, including those related to revenue recognition, goodwill and intangibles, certain employee benefits, and income taxes. We believe these accounting policies, and others set forth in "NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K, should be reviewed as they are integral to understanding our results of operations and financial position. Our critical accounting policies are reviewed periodically with the Audit Committee of the Board of Directors of Scotts Miracle-Gro.

The preparation of financial statements requires management to use judgment and make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible assets, income taxes, restructuring, environmental matters, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Although actual results historically have not deviated significantly from those determined using our estimates, our results of operations or financial condition could differ, perhaps materially, from these estimates under different assumptions or conditions.

Revenue Recognition and Promotional Allowances

Most of our revenue is derived from the sale of inventory, and we recognize revenue when title and risk of loss transfer, generally when products are received by the customer. Provisions for payment discounts, product returns and allowances are recorded as a reduction of sales at the time revenue is recognized based on historical trends and adjusted periodically as circumstances warrant. Similarly, reserves for uncollectible receivables due from customers are established based on management's judgment as to the ultimate collectibility of these balances. We offer sales incentives through various programs, consisting principally of volume rebates, cooperative advertising, consumer coupons and other trade programs. The cost of these programs is recorded as a reduction of sales. The recognition of revenues, receivables and trade programs requires the use of estimates. While we believe these estimates to be reasonable based on the then current facts and circumstances, there can be no assurance that actual amounts realized will not differ materially from estimated amounts recorded.

Long-lived Assets, including Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is provided on the straight-line method and is based on the estimated useful economic lives of the assets. Intangible assets with finite lives, and therefore subject to amortization, include technology (e.g., patents), customer relationships and certain tradenames. These intangible assets are being amortized on the straight-line method over periods typically ranging from 3 to 25 years. The Company reviews long-lived assets whenever circumstances change such that the indicated recorded value of an asset may not be recoverable and therefore impaired.

Goodwill and Indefinite-lived Intangible Assets

We have significant investments in intangible assets and goodwill. Our annual goodwill and indefinite-lived intangible asset testing is performed as of the first day of our fiscal fourth quarter or more frequently if circumstances indicate potential impairment. The review for impairment of intangibles and goodwill is primarily based on our estimates of discounted future cash flows, which are based upon budgets and longer-range strategic plans. These budgets and plans are used for internal purposes and are also the basis for communication with outside parties about future business trends. While we believe the assumptions we use to estimate future cash flows are reasonable, there can be no assurance that the expected future cash flows will be realized. As a result, impairment charges that possibly should have been recognized in earlier periods may not be recognized until later periods if actual results deviate unfavorably from earlier estimates. An asset's value is deemed impaired if the discounted cash flows or earnings projections generated do not substantiate the carrying value of the asset. The estimation of such amounts requires management to exercise judgment with respect to revenue and expense growth rates, changes in working capital and selection of an appropriate discount rate, as applicable. The use of different assumptions would increase or decrease discounted future operating cash flows or earnings projections and could, therefore, change impairment determinations.

Fair values related to our annual impairment review of indefinite-lived tradenames and goodwill were determined using discounted cash flow models involving several assumptions. Changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates were: (i) present value factors used in determining the fair value of the reporting units and tradenames; (ii) royalty rates used in our tradename valuations; (iii) projected average revenue growth rates used in the reporting unit and tradename models; and (iv) projected long-term growth rates used in the derivation of terminal year values. These and other assumptions are impacted by economic conditions and expectations of management and will change in the future based on period specific facts and circumstances.

Inventories

Inventories are stated at the lower of cost or market, the majority of which are based on the first-in, first-out method of accounting. Reserves for excess and obsolete inventory are based on a variety of factors, including product changes and improvements, changes in active ingredient availability and regulatory acceptance, new product introductions and estimated future demand. The adequacy of our reserves could be materially affected by changes in the demand for our products or regulatory actions.

Contingencies

As described more fully in "NOTE 19. CONTINGENCIES" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K, we are involved in significant environmental and legal matters which have a high degree of uncertainty associated with them. We continually assess the likely outcomes of these matters and the adequacy of amounts, if any, provided for their resolution. There can be no assurance that the ultimate outcomes of these matters will not differ materially from our assessment of them, nor that all matters that may currently be brought against us are known by us at this time.

Income Taxes

Our annual effective tax rate is established based on our pre-tax income (loss), statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. We record income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carryforwards. Valuation allowances are used to reduce deferred tax assets to the balance that is more likely than not to be realized. We must make estimates and judgments on future taxable income, considering feasible tax planning strategies and taking into account existing facts and circumstances, to determine the proper valuation allowance. When we determine that deferred tax assets could be realized in greater or lesser amounts than recorded, the asset balance and consolidated statement of operations reflect the change in the period such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual future events and prior estimates and judgments could result in adjustments to this valuation allowance. We use an estimate of our annual effective tax rate at each interim period based on the facts and circumstances available at that time, while the actual effective tax rate is calculated at year-end.

Associate Benefits

We sponsor various post-employment benefit plans. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefit ("OPEB") plans, consisting primarily of health care for retirees. For accounting purposes, the defined benefit pension and OPEB plans are dependent on a variety of assumptions to estimate the projected and accumulated benefit obligations determined by actuarial valuations. These assumptions include the following: discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality; expected return on plan assets; and health care cost trend rates. These and other assumptions affect the annual expense recognized for these plans.

Assumptions are reviewed annually for appropriateness and updated as necessary. We base the discount rate assumption on investment yields available at fiscal year-end on high-quality corporate bonds that could be purchased to effectively settle the pension liabilities. The salary growth assumption reflects our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets assumption reflects asset allocation, investment strategy and the views of investment managers regarding the market. Retirement and mortality rates are based primarily on actual and expected plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods.

Changes in the discount rate and investment returns can have a significant effect on the funded status of our pension plans and shareholders' equity. We cannot predict these discount rates or investment returns with certainty and, therefore, cannot determine whether adjustments to our shareholders' equity for pension-related activity in subsequent years will be significant. We also cannot predict future investment returns, and therefore cannot determine whether future pension plan funding requirements could materially and adversely affect our financial condition, results of operations or cash flows.

Accruals for Self-Insurance

We maintain insurance for certain risks, including workers' compensation, general liability and vehicle liability, and are self-insured for employee-related health care benefits. We establish reserves for losses based on our claims experience and industry actuarial estimates of the ultimate loss amount inherent in the claims, including losses for claims incurred but not reported. Our estimate of self-insured liabilities is subject to change as new events or circumstances develop which might materially impact the ultimate cost to settle these losses.

Derivative Instruments

In the normal course of business, we are exposed to fluctuations in interest rates, the value of foreign currencies and the cost of commodities. A variety of financial instruments, including forward and swap contracts, are used to manage these exposures. Our objective in managing these exposures is to better control these elements of cost and mitigate the earnings and cash flow volatility associated with changes in the applicable rates and prices.

We have established policies and procedures that encompass risk-management philosophy and objectives, guidelines for derivative-instrument usage, counterparty credit approval, and the monitoring and reporting of derivative activity. We do not enter into derivative instruments for the purpose of speculation.

Other Significant Accounting Policies

Other significant accounting policies, primarily those with lower levels of uncertainty than those discussed above, are also critical to understanding the consolidated financial statements. The Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K contain additional information related to our accounting policies, including recent accounting pronouncements, and should be read in conjunction with this discussion.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

As part of our ongoing business, we are exposed to certain market risks, including fluctuations in interest rates, foreign currency exchange rates and commodity prices. Financial derivative and other instruments are used to manage these risks. These instruments are not used for speculative purposes.

Interest Rate Risk

The Company had variable rate debt instruments outstanding at September 30, 2009 and 2008 that are impacted by changes in interest rates. As a means of managing our interest rate risk on these debt instruments, the Company enters into interest rate swap agreements to effectively convert certain variable-rate debt obligations to fixed rates.

At September 30, 2009 and 2008, the Company had outstanding interest rate swap agreements with major financial institutions that effectively convert a portion of our variable-rate debt to a fixed rate. The swap agreements had a total U.S. dollar equivalent notional amount of $650.0 million and $711.4 million, respectively. The average fixed rate of swap agreements outstanding at September 30, 2009 was 4.4%.

The following table summarizes information about our derivative financial instruments and debt instruments that are sensitive to changes in interest rates as of September 30, 2009 and 2008. For debt instruments, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swap agreements, the table presents expected cash flows based on notional amounts and weighted-average interest rates by contractual maturity dates. Weighted-average variable rates are based on implied forward rates in the yield curve at September 30, 2009 and 2008. A change in our variable interest rate of 1% for a full twelve-month period would have a $6.7 million impact on interest expense assuming approximately $670 million of our average fiscal 2009 variable-rate debt had not been hedged via an interest rate swap agreement. The information is presented in U.S. dollars (in millions):

	Expected Maturity Date						
2009	2010	2011	2012	2013	After	Total	Fair Value
Long-term debt:							
Variable rate debt	$158.7	$193.2	$439.6	$—	$ —	$791.5	$791.5
Average rate	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	—
Interest rate derivatives:							
Interest rate swaps based on U.S. Dollar, Euro and GBP LIBOR	$ (4.5)	$ —	$(18.2)	$—	$(1.0)	$(23.7)	$(23.7)
Average rate	4.9%	—	5.2%	—	3.3%	4.4%	—

	Expected Maturity Date						
2008	2009	2010	2011	2012	After	Total	Fair Value
Long-term debt:							
Variable rate debt	$146.7	$154.1	$193.2	$485.0	$—	$979.0	$979.0
Average rate	6.2%	6.2%	6.2%	6.2%	6.2%	6.2%	—
Interest rate derivatives:							
Interest rate swaps based on U.S. Dollar, Euro and GBP LIBOR	$ (0.9)	$ (4.6)	$ —	$ (9.5)	$—	$(15.0)	$(15.0)
Average rate	4.8%	4.9%	—	5.2%	—	4.7%	—

Excluded from the information provided above are $18.6 million and $20.5 million at September 30, 2009 and 2008, respectively, of miscellaneous debt instruments.

Other Market Risks

Through fiscal 2009, we had transactions that were denominated in currencies other than the currency of the country of origin. We use foreign currency swap contracts to manage the exchange rate risk associated with intercompany loans with foreign subsidiaries that are denominated in local currencies. At September 30, 2009, the notional amount of outstanding foreign currency contracts was $105.9 million with a fair value of ($3.9) million. At September 30, 2008, the notional amount of outstanding foreign currency contracts was $86.4 million with a fair value of ($0.4) million.

We are subject to market risk from fluctuating prices of certain raw materials, including urea, resins, fuel, grass seed and wild bird food components. Our objectives surrounding the procurement of these materials are to ensure continuous supply and to minimize costs. We seek to achieve these objectives through negotiation of contracts with favorable terms directly with vendors. In addition, we entered into arrangements to partially mitigate the effect of fluctuating direct and indirect fuel costs on our Global Consumer and Scotts LawnService® businesses and hedged a portion of our fuel and urea needs for fiscal 2008 and fiscal 2009. We had outstanding contracts for approximately 1.3 million gallons of fuel with a fair value of $0.1 million at September 30, 2009. There were no outstanding derivatives for fuel at September 30, 2008. We also had hedging arrangements for 74,000 and 48,500 aggregate tons of urea at September 30, 2009 and 2008, respectively. The fair value of the 74,000 aggregate tons at September 30, 2009 was $0.1 million, while the fair value of the 48,500 aggregate tons at September 30, 2008 was ($8.5) million.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The financial statements and other information required by this Item are contained in the Consolidated Financial Statements, Notes to Consolidated Financial Statements and Financial Statement Schedules listed in the "Index to Consolidated Financial Statements and Financial Statement Schedules" on page 61 of this Annual Report on Form 10-K.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

With the participation of the principal executive officer and the principal financial officer of The Scotts Miracle-Gro Company (the "Registrant"), the Registrant's management has evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")), as of the end of the fiscal year covered by this Annual Report on Form 10-K. Based upon that evaluation, the Registrant's principal executive officer and principal financial officer have concluded that:

- information required to be disclosed by the Registrant in this Annual Report on Form 10-K and the other reports that the Registrant files or submits under the Exchange Act is accumulated and communicated to the Registrant's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure;
- information required to be disclosed by the Registrant in this Annual Report on Form 10-K and the other reports that the Registrant files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and
- the Registrant's disclosure controls and procedures were effective as of the end of the fiscal year covered by this Annual Report on Form 10-K.

Management's Annual Report on Internal Control Over Financial Reporting

The "Annual Report of Management on Internal Control Over Financial Reporting" required by Item 308(a) of SEC Regulation S-K is included on page 62 of this Annual Report on Form 10-K.

Attestation Report of Independent Registered Public Accounting Firm

The "Report of Independent Registered Public Accounting Firm" required by Item 308(b) of SEC Regulation S-K is included on page 64 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in the Registrant's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the Registrant's fiscal quarter ended September 30, 2009, that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

On November 20, 2009, the Compensation and Organization Committee (the "Committee") of the Board of Directors (the "Board") of the Company approved a change to the annual compensation package of James Hagedorn, the Company's Chairman and Chief Executive Officer. In lieu of further increasing Mr. Hagedorn's cash-based compensation to compensate him for the prior commuting perquisite he enjoyed, the Committee has determined to provide Mr. Hagedorn with a compensatory monthly commuting allowance of $20,000, effective at the beginning of the 2010 fiscal year. For safety and security reasons, the Board-approved CEO/COO Travel Guidelines (the "Guidelines") provide that Mr. Hagedorn may use either personal aircraft or Company-owned or leased aircraft for commuting purposes and the commuting allowance is intended to offset the annual costs associated with Mr. Hagedorn's compliance with the Guidelines.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors, Executive Officers and Persons Nominated or Chosen to Become Directors or Executive Officers

The information required by Item 401 of SEC Regulation S-K concerning the directors of The Scotts Miracle-Gro Company ("Scotts Miracle-Gro" or the "Registrant") and the nominees for re-election as directors of Scotts Miracle-Gro at the Annual Meeting of Shareholders to be held on January 21, 2010 (the "2010 Annual Meeting") is incorporated herein by reference from the disclosure which will be included under the caption "PROPOSAL NUMBER 1 — ELECTION OF DIRECTORS" in Scotts Miracle-Gro's definitive Proxy Statement relating to the 2010 Annual Meeting ("Scotts Miracle-Gro's Definitive Proxy Statement"), which will be filed pursuant to SEC Regulation 14A not later than 120 days after the end of Scotts Miracle-Gro's fiscal year ended September 30, 2009.

The information required by Item 401 of SEC Regulation S-K concerning the executive officers of Scotts Miracle-Gro is incorporated herein by reference from the disclosure included under the caption "SUPPLEMENTAL ITEM. EXECUTIVE OFFICERS OF THE REGISTRANT" in Part I of this Annual Report on Form 10-K.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

The information required by Item 405 of SEC Regulation S-K is incorporated herein by reference from the disclosure which will be included under the caption "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in Scotts Miracle-Gro's Definitive Proxy Statement.

Procedures for Recommending Director Nominees

Information concerning the procedures by which shareholders of Scotts Miracle-Gro may recommend nominees to Scotts Miracle-Gro's Board of Directors is incorporated herein by reference from the disclosures which will be included under the captions "CORPORATE GOVERNANCE — Nominations of Directors" and "MEETINGS AND COMMITTEES OF THE BOARD — Committees of the Board — Governance and Nominating Committee" in Scotts Miracle-Gro's Definitive Proxy Statement. These procedures have not materially changed from those described in Scotts Miracle-Gro's definitive Proxy Statement for the 2009 Annual Meeting of Shareholders held on January 22, 2009.

Audit Committee

The information required by Items 407(d)(4) and 407(d)(5) of SEC Regulation S-K is incorporated herein by reference from the disclosure which will be included under the caption "MEETINGS AND COMMITTEES OF THE BOARD — Committees of the Board — Audit Committee" in Scotts Miracle-Gro's Definitive Proxy Statement.

Committee Charters; Code of Business Conduct and Ethics; Corporate Governance Guidelines

The Board of Directors of the Registrant has adopted charters for each of the Audit Committee, the Governance and Nominating Committee, the Compensation and Organization Committee, the Finance Committee and the Innovation & Technology Committee as well as Corporate Governance Guidelines as contemplated by the applicable sections of the New York Stock Exchange Listed Company Manual.

In accordance with the requirements of Section 303A.10 of the New York Stock Exchange's Listed Company Manual, the Board of Directors of the Registrant has adopted a Code of Business Conduct and Ethics covering the members of the Registrant's Board of Directors and associates (employees) of the Registrant and its subsidiaries, including, without limitation, the Registrant's principal executive officer, principal financial officer and principal accounting officer. The Registrant intends to disclose the following events, if they occur, on its Internet website located at http://investor.scotts.com within four business days following their occurrence: (A) the date and nature of any amendment to a provision of Scotts Miracle-Gro's Code of Business Conduct and Ethics that (i) applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, (ii) relates to any element of the code of ethics definition enumerated in Item 406(b) of SEC Regulation S-K, and (iii) is not a technical, administrative or other non-substantive amendment; and (B) a description (including the nature of the waiver, the name of the person to whom the waiver was granted and the date of the waiver) of any waiver, including an implicit waiver, from a provision of the Code of Business Conduct and Ethics to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, that relates to one or more of the elements of the code of ethics definition set forth in Item 406(b) of SEC Regulation S-K.

The text of the Registrant's Code of Business Conduct and Ethics, the Registrant's Corporate Governance Guidelines, the Audit Committee charter, the Governance and Nominating Committee charter, the Compensation and Organization Committee charter, the Finance Committee charter and the Innovation & Technology Committee charter are posted under the "Corporate Governance" link on the Registrant's Internet website located at http://investor.scotts.com. Interested persons and shareholders of Scotts Miracle-Gro may also obtain copies of each of these documents without charge by writing to The Scotts Miracle-Gro Company, Attention: Corporate Secretary, 14111 Scottslawn Road, Marysville, Ohio 43041. In addition, a copy of the Code of Business Conduct and Ethics, as amended on November 2, 2006, is incorporated by reference in Exhibit 14 to this Annual Report on Form 10-K.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by Item 402 of SEC Regulation S-K is incorporated herein by reference from the disclosures which will be included under the captions "EXECUTIVE COMPENSATION" and "NON-EMPLOYEE DIRECTOR COMPENSATION" in Scotts Miracle-Gro's Definitive Proxy Statement.

The information required by Item 407(e)(4) of SEC Regulation S-K is incorporated herein by reference from the disclosure which will be included under the caption "MEETINGS AND COMMITTEES OF THE BOARD — Compensation and Organization Committee Interlocks and Insider Participation" in Scotts Miracle-Gro's Definitive Proxy Statement.

The information required by Item 407(e)(5) of SEC Regulation S-K is incorporated herein by reference from the disclosure which will be included under the caption "COMPENSATION COMMITTEE REPORT" in Scotts Miracle-Gro's Definitive Proxy Statement.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Ownership of Common Shares of Scotts Miracle-Gro

The information required by Item 403 of SEC Regulation S-K is incorporated herein by reference from the disclosure which will be included under the caption "BENEFICIAL OWNERSHIP OF SECURITIES OF THE COMPANY" in Scotts Miracle-Gro's Definitive Proxy Statement.

Equity Compensation Plan Information

The information required by Item 201(d) of SEC Regulation S-K is incorporated herein by reference from the disclosure which will be included under the caption "EQUITY COMPENSATION PLAN INFORMATION" in Scotts Miracle-Gro's Definitive Proxy Statement.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Certain Relationships and Related Person Transactions

The information required by Item 404 of SEC Regulation S-K is incorporated herein by reference from the disclosures which will be included under the captions "PROPOSAL NUMBER 1 — ELECTION OF DIRECTORS," "BENEFICIAL OWNERSHIP OF SECURITIES OF THE COMPANY" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" in Scotts Miracle-Gro's Definitive Proxy Statement.

Director Independence

The information required by Item 407(a) of SEC Regulation S-K is incorporated herein by reference from the disclosures which will be included under the captions "CORPORATE GOVERNANCE — Director Independence" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" in Scotts Miracle-Gro's Definitive Proxy Statement.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this Item 14 is incorporated herein by reference from the disclosures which will be included under the captions "PROPOSAL NUMBER 2 — RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — Fees of the Independent Registered Public Accounting Firm" and "PROPOSAL NUMBER 2 — RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — Pre-Approval of Services Performed by the Independent Registered Public Accounting Firm" in Scotts Miracle-Gro's Definitive Proxy Statement.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) *LIST OF DOCUMENTS FILED AS PART OF THIS REPORT*

1 and 2. Financial Statements and Financial Statement Schedules:

The response to this portion of Item 15 is submitted as a separate section of this Annual Report on Form 10-K. Reference is made to the "Index to Consolidated Financial Statements and Financial Statement Schedules" on page 61 herein.

3. Exhibits:

The exhibits listed on the "Index to Exhibits" beginning on page 115 of this Annual Report on Form 10-K are filed with this Annual Report on Form 10-K or incorporated herein by reference as noted in the "Index to Exhibits." The following table provides certain information concerning each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K or incorporated herein by reference.

MANAGEMENT CONTRACTS AND COMPENSATORY PLANS AND ARRANGEMENTS

Exhibit No.	Description	Location
10.1(a)	The Scotts Company LLC Excess Benefit Plan for Grandfathered Associates as of January 1, 2005 (executed as of September 30, 2008)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.1(a)]
10.1(b)	The Scotts Company LLC Excess Benefit Plan for Non Grandfathered Associates as of January 1, 2005 (executed as of November 20, 2008)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.1(b)]
10.2(a)(i)	The Scotts Company LLC Amended and Restated Executive/Management Incentive Plan (approved on November 7, 2007 and effective as of October 30, 2007)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(b)(2)]
10.2(a)(ii)	Amendment to The Scotts Company LLC Amended and Restated Executive/Management Incentive Plan (effective as of November 5, 2008) [amended the name of the plan to be The Scotts Company LLC Amended and Restated Executive Incentive Plan]	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed November 12, 2008 (File No. 1-11593) [Exhibit 10.2]
10.2(b)(i)	Specimen form of Employee Confidentiality, Noncompetition, Nonsolicitation Agreement for employees participating in The Scotts Company Executive/Management Incentive Plan (now known as The Scotts Company LLC Amended and Restated Executive Incentive Plan) [2005 version]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.2(b)(i)]
10.2(b)(ii)	Specimen form of Employee Confidentiality, Noncompetition, Nonsolicitation Agreement for employees participating in The Scotts Company LLC Executive/Management Incentive Plan (now known as The Scotts Company LLC Amended and Restated Executive Incentive Plan) [post-2005 version]	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006 (File No. 1-11593) [Exhibit 10.1]
10.2(c)	Executive Officers of The Scotts Miracle-Gro Company who are parties to form of Employee Confidentiality, Noncompetition, Nonsolicitation Agreement for employees participating in The Scotts Company LLC Amended and Restated Executive Incentive Plan	*
10.3(a)	The Scotts Miracle-Gro Company Amended and Restated 1996 Stock Option Plan (effective as of October 30, 2007)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(d)(4)]

Exhibit No.	Description	Location
10.3(b)	Specimen form of Stock Option Agreement for Non-Qualified Stock Options granted to employees under The Scotts Company 1996 Stock Option Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 1996 Stock Option Plan)	Incorporated herein by reference to The Scotts Company, an Ohio corporation, Current Report on Form 8-K filed November 19, 2004 (File No. 1-11593) [Exhibit 10.7]
10.4(a)	The Scotts Company LLC Executive Retirement Plan, As Amended and Restated as of January 1, 2005 (executed December 30, 2008)	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed January 6, 2009 (File No. 1-11593) [Exhibit 10.1]
10.4(b)(i)	Trust Agreement between The Scotts Company and Fidelity Management Trust Company for The Scotts Company Nonqualified Deferred Compensation Trust established to assist in discharging obligations under The Scotts Company Nonqualified Deferred Compensation Plan (now known as The Scotts Company LLC Executive Retirement Plan), dated as of January 1, 1998	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.5(b)(i)]
10.4(b)(ii)	First Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Nonqualified Deferred Compensation Plan (now known as The Scotts Company LLC Executive Retirement Plan), dated as of March 24, 1998	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.5(b)(ii)]
10.4(b)(iii)	Second Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Nonqualified Deferred Compensation Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of January 15, 1999]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.5(b)(iii)]
10.4(b)(iv)	Third Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Nonqualified Deferred Compensation Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of July 1, 1999]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.5(b)(iv)]
10.4(b)(v)	Fourth Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of August 1, 1999]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.5(b)(v)]
10.4(b)(vi)	Fifth Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of December 20, 2000]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.5(b)(vi)]
10.4(b)(vii)	Sixth Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [effective as of November 29, 2001]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.5(b)(vii)]
10.4(b)(viii)	Seventh Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of September 1, 2002]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.5(b)(viii)]

Exhibit No.	Description	Location
10.4(b)(ix)	Eighth Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of December 31, 2002]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.5(b)(ix)]
10.4(b)(x)	Ninth Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of October 15, 2004]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.5(b)(x)]
10.4(b)(xi)	Tenth Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company LLC with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of October 2, 2006]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.5(b)(xi)]
10.4(b)(xii)	Eleventh Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company LLC with regard to The Scotts Company LLC Executive Retirement Plan (dated as of February 9, 2007)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.5(b)(xii)]
10.4(c)	Form of Executive Retirement Plan Retention Award Agreement between The Scotts Company LLC and each of David C. Evans, Barry W. Sanders, Denise S. Stump, Michael C. Lukemire and Vincent C. Brockman (entered into on November 4, 2008)	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed October 15, 2008 (File No. 1-11593) [Exhibit 10.2]
10.5(a)	The Scotts Miracle-Gro Company Amended and Restated 2003 Stock Option and Incentive Equity Plan (effective as of October 30, 2007)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(j)(3)]
10.5(b)(i)	Specimen form of Award Agreement for Directors used to evidence grants of Nonqualified Stock Options made under The Scotts Company 2003 Stock Option and Incentive Equity Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2003 Stock Option and Incentive Equity Plan) [2003 version]	Incorporated herein by reference to The Scotts Company, an Ohio corporation, Current Report on Form 8-K filed November 19, 2004 (File No. 1-11593) [Exhibit 10.9]
10.5(b)(ii)	Specimen form of Award Agreement for Directors used to evidence grants of Nonqualified Stock Options made under The Scotts Miracle-Gro Company 2003 Stock Option and Incentive Equity Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2003 Stock Option and Incentive Equity Plan) [post-2003 version]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 1-11593) [Exhibit 10(v)]
10.5(c)(i)	Specimen form of Award Agreement for Nondirectors used to evidence grants of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock and Performance Stock made under The Scotts Company 2003 Stock Option and Incentive Equity Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2003 Stock Option and Incentive Equity Plan) [pre-December 1, 2004 version]	Incorporated herein by reference to The Scotts Company, an Ohio corporation, Current Report on Form 8-K filed November 19, 2004 (File No. 1-11593) [Exhibit 10.8]

Exhibit No.	Description	Location
10.5(c)(ii)	Specimen form of Award Agreement for Nondirectors used to evidence grants of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock and Performance Shares made under The Scotts Miracle-Gro Company 2003 Stock Option and Incentive Equity Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2003 Stock Option and Incentive Equity Plan) [post-December 1, 2004 version]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 1-11593) [Exhibit 10(u)]
10.6(a)	The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (effective as of October 30, 2007)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(r)(2)]
10.6(b)(i)	Specimen form of Award Agreement for Nonemployee Directors used to evidence grants of Time-Based Nonqualified Stock Options which may be made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan)	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed February 2, 2006 (File No. 1-11593) [Exhibit 10.3]
10.6(b)(ii)	Specimen form of Stock Unit Award Agreement for Nonemployee Directors (with Related Dividend Equivalents) used to evidence grants of Stock Units which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (post-December 20, 2007 version)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2007 (File No. 1-11593) [Exhibit 10(l)]
10.6(b)(iii)	Specimen form of Deferred Stock Unit Award Agreement for Nonemployee Directors (with Related Dividend Equivalents) used to evidence grants of Deferred Stock Units which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (post-February 3, 2008 version)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2007 (File No. 1-11593) [Exhibit 10(m)]
10.6(b)(iv)	Specimen form of Deferred Stock Unit Award Agreement for Nonemployee Directors (with Related Dividend Equivalents) used to evidence grants of Deferred Stock Units which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (post-January 22, 2009 version)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2009 (File No. 1-11593) [Exhibit 10.1]
10.6(c)(i)	Specimen form of Award Agreement used to evidence grants of Restricted Stock Units, Performance Shares, Nonqualified Stock Options, Incentive Stock Options, Restricted Stock and Stock Appreciation Rights made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan) [pre-October 30, 2007 version]	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005 (File No. 1-11593) [Exhibit 10(b)]
10.6(c)(ii)	Specimen form of Award Agreement for Employees used to evidence grants of Nonqualified Stock Options, Restricted Stock, Performance Shares and Restricted Stock Units made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan) [French Specimen] (pre-November 6, 2007 version)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2006 (File No. 1-11593) [Exhibit 10.4]

Exhibit No.	Description	Location
10.6(d)(i)	Specimen form of Restricted Stock Unit Award Agreement for Employees (with Related Dividend Equivalents) used to evidence grants of Restricted Stock Units which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (post-October 8, 2008 version)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.7(d)(i)]
10.6(d)(ii)	Special Restricted Stock Unit Award Agreement for Employees (with Related Dividend Equivalents) evidencing grant of Restricted Stock Units made on October 8, 2008 to Mark R. Baker under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.7(d)(ii)]
10.6(d)(iii)	Specimen form of Restricted Stock Unit Award Agreement for Employees (with Related Dividend Equivalents) used to evidence grants of Restricted Stock Units which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (French Specimen) [post-October 7, 2008 version]	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2008 (File No. 1-11593) [Exhibit 10.7]
10.6(d)(iv)	Special Restricted Stock Unit Award Agreement (with Related Dividend Equivalents) evidencing grant of Restricted Stock Units made on November 4, 2008 to Claude Lopez under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.7(d)(iii)]
10.6(e)(i)	Specimen form of Performance Share Award Agreement for Employees (with Related Dividend Equivalents) used to evidence grants of Performance Shares which may be made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan) [post-October 30, 2007 version]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(t)(5)]
10.6(e)(ii)	Special Performance Share Award Agreement (with Related Dividend Equivalents) evidencing grant of Performance Shares made on October 30, 2007 to Barry W. Sanders under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (executed by The Scotts Miracle-Gro Company on December 20, 2007 and by Barry W. Sanders on January 7, 2008)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2007 (File No. 1-11593) [Exhibit 10(n)]
10.6(f)(i)	Specimen form of Nonqualified Stock Option Award Agreement for Employees used to evidence grants of Nonqualified Stock Options made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan) [October 30, 2007 through October 8, 2008 version]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(t)(3)]
10.6(f)(ii)	Specimen form of Nonqualified Stock Option Award Agreement for Employees used to evidence grants of Nonqualified Stock Options which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (post-October 8, 2008 version)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.7(f)(ii)]
10.6(f)(iii)	Special Nonqualified Stock Option Award Agreement for Employees evidencing grant of Nonqualified Stock Options made on October 8, 2008 to Mark R. Baker under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.7(f)(iii)]

Exhibit No.	Description	Location
10.6(f)(iv)	Specimen form of Nonqualified Stock Option Award Agreement for Employees used to evidence grants of Nonqualified Stock Options which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (French Specimen) [November 6, 2007 through October 7, 2008 version]	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2008 (File No. 1-11593) [Exhibit 10(c)(2)]
10.6(f)(v)	Specimen form of Nonqualified Stock Option Award Agreement for Employees used to evidence grants of Nonqualified Stock Options which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (French Specimen) [post-October 7, 2008 version]	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2008 (File No. 1-11593) [Exhibit 10.11]
10.6(g)(i)	Form of letter agreement amending grants of Restricted Stock made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan) [effective as of October 30, 2007]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(t)(2)]
10.6(g)(ii)	Specimen form of Restricted Stock Award Agreement for Employees used to evidence grants of Restricted Stock made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan) [October 30, 2007 through October 8, 2008 version]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(t)(4)]
10.6(g)(iii)	Specimen form of Restricted Stock Award Agreement for Employees used to evidence grants of Restricted Stock which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (effective October 8, 2008)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.7(g)(iii)]
10.6(g)(iv)	Special Restricted Stock Award Agreement for Employees evidencing grant of Restricted Stock made on October 8, 2008 to Dr. Michael Kelty under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.7(g)(iv)]
10.6(g)(v)	Special Restricted Stock Award Agreement for Employees evidencing grant of Restricted Stock made on October 1, 2008 to Mark R. Baker under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.7(g)(v)]
10.6(g)(vi)	Specimen form of Restricted Stock Award Agreement for Employees used to evidence grants of Restricted Stock which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (French Specimen) [post-November 6, 2007 version]	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2008 (File No. 1-11593) [Exhibit 10(c)(1)]
10.7(a)	The Scotts Miracle-Gro Company Discounted Stock Purchase Plan (As Amended and Restated as of January 26, 2006; Reflects 2-for-1 Stock Split Distributed on November 9, 2005)	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed February 2, 2006 (File No. 1-11593) [Exhibit 10.1]
10.7(b)	Amendment to The Scotts Miracle-Gro Company Discounted Stock Purchase Plan (effective as of November 6, 2008)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.8(b)]

Exhibit No.	Description	Location
10.8	Summary of Compensation for Nonemployee Directors of The Scotts Miracle-Gro Company (effective as of January 23, 2009)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2009 (File No. 1-11593) [Exhibit 10.2]
10.9(a)	Employment Agreement, dated as of May 19, 1995, between The Scotts Company and James Hagedorn	Incorporated herein by reference to The Scotts Company, an Ohio corporation, Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (File No. 1-11593) [Exhibit 10(p)]
10.9(b)	Amendments to Employment Agreement by and among The Scotts Miracle-Gro Company, The Scotts Company LLC and James Hagedorn, effective as of October 1, 2008 (executed by Mr. Hagedorn on December 22, 2008 and on behalf of The Scotts Miracle-Gro Company and The Scotts Company LLC by Denise Stump on December 22, 2008 and Vincent C. Brockman on December 30, 2008)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2008 (File No. 1-11593) [Exhibit 10.16]
10.10(a)	Letter agreement, dated June 5, 2000 and accepted by Mr. Norton on June 8, 2000, between The Scotts Company and Patrick J. Norton	Incorporated herein by reference to The Scotts Company, an Ohio corporation, Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (File No. 0-19768) [Exhibit 10(q)]
10.10(b)	Letter agreement, dated November 5, 2002, and accepted by Mr. Norton on November 22, 2002, pertaining to the terms of employment of Patrick J. Norton through December 31, 2005, and superseding certain provisions of the letter agreement, dated June 5, 2000, between The Scotts Company and Mr. Norton	Incorporated herein by reference to The Scotts Company, an Ohio corporation, Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (File No. 0-19768) [Exhibit 10(q)]
10.10(c)	Letter of Extension, dated October 25, 2005, between The Scotts Miracle-Gro Company and Patrick J. Norton	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed December 14, 2005 (File No. 1-11593) [Exhibit 10.3]
10.11(a)	Employment Agreement, effective as of October 1, 2007, between The Scotts Company LLC and Barry W. Sanders (executed by Mr. Sanders on November 16, 2007 and on behalf of The Scotts Company LLC on November 19, 2007)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(m)]
10.11(b)	First Amendment to Employment Agreement, effective as of January 14, 2009, by and between The Scotts Company LLC and Barry Sanders	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed January 20, 2009 (File No. 1-11593) [Exhibit 10.2]
10.12	Employment Contract for an Unlimited Time, effective as of July 1, 2001, between The Scotts Company (now known as The Scotts Company LLC) and Claude Lopez [English Translation — Original in French]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(n)]
10.13	Employment Agreement for David C. Evans, executed on behalf of The Scotts Company LLC on November 19, 2007 and by David C. Evans on December 3, 2007 and effective as of October 1, 2007	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed December 7, 2007 (File No. 1-11593) [Exhibit 10.1]

Exhibit No.	Description	Location
10.14	Employment Agreement for Denise S. Stump, executed on behalf of The Scotts Company LLC on November 19, 2007 and by Denise S. Stump on December 11, 2007 and effective as of October 1, 2007	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed December 17, 2007 (File No. 1-11593) [Exhibit 10.1]
10.15(a)	Employment Agreement for Vincent Brockman, executed on behalf of The Scotts Miracle-Gro Company and by Vincent Brockman on May 24, 2006 and effective as of March 1, 2006 (effective until June 1, 2008)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2007 (File No. 1-11593) [Exhibit 10(q)]
10.15(b)	Employment Agreement for Vincent C. Brockman, effective as of June 1, 2008, between The Scotts Company LLC and Vincent C. Brockman (executed by Mr. Brockman on June 26, 2008 and on behalf of The Scotts Company LLC on June 27, 2008)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2008 (File No. 1-11593) [Exhibit 10(d)]
10.16	Employment Agreement for Mark R. Baker, effective October 1, 2008, between The Scotts Company LLC and Mark R. Baker (executed by Mr. Baker on September 9, 2008 and on behalf of The Scotts Company LLC on September 10, 2008)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1-11593) [Exhibit 10.17]

* Filed herewith.

(b) *EXHIBITS*

The exhibits listed on the "Index to Exhibits" beginning on page 115 of this Annual Report on Form 10-K are filed with this Annual Report on Form 10-K or incorporated herein by reference as noted in the "Index to Exhibits."

(c) *FINANCIAL STATEMENT SCHEDULES*

The financial statement schedule filed with this Annual Report on Form 10-K is submitted in a separate section hereof. For a description of such financial statement schedules, see "Index to Consolidated Financial Statements and Financial Statement Schedules" on page 61 of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE SCOTTS MIRACLE-GRO COMPANY

By: /s/ JAMES HAGEDORN

James Hagedorn, Chief Executive Officer and Chairman of the Board

Dated: November 24, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ALAN H. BARRY* Alan H. Barry	Director	November 24, 2009
/s/ MARK R. BAKER Mark R. Baker	President, Chief Operating Officer and Director	November 24, 2009
/s/ DAVID C. EVANS David C. Evans	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 24, 2009
/s/ JOSEPH P. FLANNERY* Joseph P. Flannery	Director	November 24, 2009
/s/ JAMES HAGEDORN James Hagedorn	Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer)	November 24, 2009
/s/ WILLIAM G. JURGENSEN* William G. Jurgensen	Director	November 24, 2009
/s/ THOMAS N. KELLY Jr.* Thomas N. Kelly Jr.	Director	November 24, 2009
/s/ CARL F. KOHRT, Ph.D.* Carl F. Kohrt, Ph.D.	Director	November 24, 2009
/s/ KATHERINE HAGEDORN LITTLEFIELD* Katherine Hagedorn Littlefield	Director	November 24, 2009
/s/ NANCY G. MISTRETTA* Nancy G. Mistretta	Director	November 24, 2009

Signature	Title	Date
/s/ PATRICK J. NORTON* Patrick J. Norton	Director	November 24, 2009
/s/ STEPHANIE M. SHERN* Stephanie M. Shern	Director	November 24, 2009
/s/ JOHN S. SHIELY* John S. Shiely	Director	November 24, 2009

* The undersigned, by signing his name hereto, does hereby sign this Report on behalf of each of the directors of the Registrant identified above pursuant to Powers of Attorney executed by the directors identified above, which Powers of Attorney are filed with this Report as exhibits.

By: /s/ DAVID C. EVANS
David C. Evans, Attorney-in-Fact

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

All other financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are omitted because they are not required or are not applicable, or the required information has been presented in the Consolidated Financial Statements or Notes thereto.

ANNUAL REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of The Scotts Miracle-Gro Company and our consolidated subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of The Scotts Miracle-Gro Company and our consolidated subsidiaries are being made only in accordance with authorizations of management and directors of The Scotts Miracle-Gro Company and our consolidated subsidiaries, as appropriate; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of The Scotts Miracle-Gro Company and our consolidated subsidiaries that could have a material effect on our consolidated financial statements.

Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2009, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed under the direction of management.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of September 30, 2009, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. We reviewed the results of management's assessment with the Audit Committee of the Board of Directors of The Scotts Miracle-Gro Company.

Our independent registered public accounting firm, Deloitte & Touche LLP, independently audited our internal control over financial reporting and has issued their report which appears herein.

/s/ JAMES HAGEDORN
James Hagedorn
Chief Executive Officer and
Chairman of the Board
Dated: November 24, 2009

/s/ DAVID C. EVANS
David C. Evans
Executive Vice President and
Chief Financial Officer
Dated: November 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Scotts Miracle-Gro Company
Marysville, Ohio

We have audited the accompanying consolidated balance sheets of The Scotts Miracle-Gro Company and Subsidiaries (the "Company") as of September 30, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2009. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Financial Statement Schedules. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 10 to the financial statements, on September 30, 2007, the Company adopted new guidance regarding employers' accounting for defined benefit pension and other post-retirement benefit plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 24, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Columbus, Ohio
November 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Scotts Miracle-Gro Company
Marysville, Ohio

We have audited the internal control over financial reporting of The Scotts Miracle-Gro Company and Subsidiaries (the "Company") as of September 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended September 30, 2009 of the Company and our report dated November 24, 2009 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ Deloitte & Touche LLP

Columbus, Ohio
November 24, 2009

The Scotts Miracle-Gro Company

Consolidated Statements of Operations
for the fiscal years ended September 30, 2009, 2008 and 2007

	2009	2008	2007
	(In millions, except per share data)		
Net sales	$3,141.5	$2,981.8	$2,871.8
Cost of sales	2,034.2	1,999.9	1,867.3
Cost of sales — impairment, restructuring and other charges	6.6	15.1	—
Cost of sales — product registration and recall matters	11.7	27.2	—
Gross profit	1,089.0	939.6	1,004.5
Operating expenses:			
Selling, general and administrative	799.2	717.6	700.9
Impairment, restructuring and other charges	8.1	121.7	38.0
Product registration and recall matters	16.8	12.7	—
Other income, net	(2.2)	(10.4)	(11.5)
Income from operations	267.1	98.0	277.1
Costs related to refinancing	—	—	18.3
Interest expense	56.4	82.2	70.7
Income before income taxes	210.7	15.8	188.1
Income taxes	57.4	26.7	74.7
Net income (loss)	$ 153.3	$ (10.9)	$ 113.4
Basic earnings (loss) per common share	$ 2.36	$ (0.17)	$ 1.74
Diluted earnings (loss) per common share	$ 2.32	$ (0.17)	$ 1.69

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2009, 2008 and 2007

	2009	2008	2007
		(In millions)	
OPERATING ACTIVITIES			
Net income (loss)	$ 153.3	$ (10.9)	$ 113.4
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Impairment and other charges	5.1	136.8	38.0
Costs related to refinancing	—	—	18.3
Stock-based compensation expense	14.5	12.5	13.3
Depreciation	47.9	53.9	51.4
Amortization	12.5	16.4	16.1
Deferred taxes	(6.0)	(16.5)	6.3
Loss (gain) on sale of property, plant and equipment	(1.1)	1.0	(0.4)
Changes in assets and liabilities, net of acquired businesses:			
Accounts receivable	7.1	(15.7)	(4.2)
Inventories	(47.4)	(17.9)	13.2
Prepaid and other current assets	4.7	(2.6)	(6.9)
Accounts payable	(17.3)	9.4	(3.5)
Other current liabilities	86.3	31.7	(2.0)
Restructuring reserves	(0.3)	(1.4)	(5.0)
Other non-current items	36.9	14.4	6.8
Other, net	(31.6)	(10.2)	(8.2)
Net cash provided by operating activities	264.6	200.9	246.6
INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment	1.4	1.1	0.5
Investments in property, plant and equipment	(72.0)	(56.1)	(54.0)
Investments in intellectual property	(3.4)	(4.1)	—
Investments in acquired businesses, net of cash acquired	(9.3)	—	(18.7)
Net cash used in investing activities	(83.3)	(59.1)	(72.2)
FINANCING ACTIVITIES			
Borrowings under revolving and bank lines of credit and term loans	1,558.0	942.1	2,519.2
Repayments under revolving and bank lines of credit and term loans	(1,736.0)	(1,042.0)	(1,710.5)
Repayment of 6⅝% senior subordinated notes	—	—	(209.6)
Financing and issuance fees	(0.1)	—	(13.0)
Dividends paid	(33.4)	(32.5)	(543.6)
Payments on sellers notes	(1.4)	(2.7)	(2.7)
Purchase of common shares	—	—	(246.8)
Excess tax benefits from share-based payment arrangements	4.1	2.9	19.0
Cash received from exercise of stock options	14.8	9.2	29.2
Net cash used in financing activities	(194.0)	(123.0)	(158.8)
Effect of exchange rate changes	(0.4)	(2.0)	4.2
Net increase (decrease) in cash	(13.1)	16.8	19.8
Cash and cash equivalents, beginning of year	84.7	67.9	48.1
Cash and cash equivalents, end of year	$ 71.6	$ 84.7	$ 67.9
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid, net of interest capitalized	(55.6)	(82.0)	(75.9)
Income taxes paid	(51.2)	(36.8)	(65.2)

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company

Consolidated Balance Sheets
September 30, 2009 and 2008

	2009	2008
	(In millions except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 71.6	$ 84.7
Accounts receivable, less allowances of $11.1 in 2009 and $10.6 in 2008	384.3	259.8
Accounts receivable pledged	17.0	146.6
Inventories, net	458.9	415.9
Prepaid and other assets	159.1	137.9
Total current assets	1,090.9	1,044.9
Property, plant and equipment, net	369.7	344.1
Goodwill	375.2	377.7
Intangible assets, net	364.2	367.2
Other assets	20.1	22.4
Total assets	$2,220.1	$2,156.3
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 160.4	$ 150.0
Accounts payable	190.0	207.6
Other current liabilities	406.4	320.5
Total current liabilities	756.8	678.1
Long-term debt	649.7	849.5
Other liabilities	229.1	192.0
Total liabilities	1,635.6	1,719.6
Commitments and contingencies (Notes 2, 17, 18 and 19)		
Shareholders' equity:		
Common shares and capital in excess of $.01 stated value per share; shares issued and outstanding of 66.2 in 2009 and 65.2 in 2008	451.5	472.4
Retained earnings	337.5	216.7
Treasury shares, at cost; 2.4 million shares in 2009 and 3.4 million shares in 2008	(131.7)	(185.3)
Accumulated other comprehensive loss	(72.8)	(67.1)
Total shareholders' equity	584.5	436.7
Total liabilities and shareholders' equity	$2,220.1	$2,156.3

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company

Consolidated Statements of Shareholders' Equity for the fiscal years ended September 30, 2009, 2008 and 2007

	Common Stock		Capital in Excess of Stated Value	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income/(loss)	Total
	Shares	Amount			Shares	Amount		
				(In millions)				
Balance, September 30, 2006	68.1	$0.3	$508.8	$ 690.7	1.5	$ (66.5)	$(51.6)	$1,081.7
Net income				113.4				113.4
Foreign currency translation							4.9	4.9
Unrecognized loss on derivatives, net of tax							(2.4)	(2.4)
Minimum pension liability, net of tax							20.4	20.4
Comprehensive income								136.3
Adjustment to initially apply FASB ASC 715, net of tax							(13.3)	(13.3)
Stock-based compensation expense (non-cash)			13.3					13.3
Cash dividends paid ($8.50 per share)				(543.6)				(543.6)
Treasury stock purchases					4.5	(246.8)		(246.8)
Treasury stock issuances			(42.1)		(2.0)	93.8		51.7
Balance, September 30, 2007	68.1	0.3	480.0	260.5	4.0	(219.5)	(42.0)	479.3
Net loss				(10.9)				(10.9)
Foreign currency translation							8.5	8.5
Unrecognized loss on derivatives, net of tax							(13.5)	(13.5)
Pension and other postretirement liabilities, net of tax							(20.1)	(20.1)
Comprehensive loss								(36.0)
Adjustment to initially apply FASB ASC 740				(0.4)				(0.4)
Stock-based compensation expense (non-cash)			12.5					12.5
Cash dividends paid ($0.50 per share)				(32.5)				(32.5)
Treasury stock issuances			(20.4)		(0.6)	34.2		13.8
Balance, September 30, 2008	68.1	0.3	472.1	216.7	3.4	(185.3)	(67.1)	436.7
Net income				153.3				153.3
Foreign currency translation							9.6	9.6
Unrecognized loss on derivatives, net of tax							(3.2)	(3.2)
Pension and other postretirement liabilities, net of tax							(12.1)	(12.1)
Comprehensive income								147.6
Stock-based compensation expense (non-cash)			14.5					14.5
Dividends declared ($0.50 per share)				(32.5)				(32.5)
Treasury stock issuances			(33.5)		(1.0)	53.6		20.1
Other			(1.9)					(1.9)
Balance, September 30, 2009	68.1	$0.3	$451.2	$ 337.5	2.4	$(131.7)	$(72.8)	$ 584.5

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Scotts Miracle-Gro Company ("Scotts Miracle-Gro") and its subsidiaries (collectively, together with Scotts Miracle-Gro, the "Company") are engaged in the manufacturing, marketing and sale of lawn and garden care products. The Company's primary customers include home centers, mass merchandisers, warehouse clubs, large hardware chains, independent hardware stores, nurseries, garden centers, food and drug stores, commercial nurseries and greenhouses and specialty crop growers. The Company's products are sold primarily in North America and the European Union. The Company also operates the Scotts LawnService® business, which provides residential lawn care, lawn aeration, tree and shrub care and limited pest control services in the United States.

Since its acquisition in fiscal 2005, the Company has also operated Smith & Hawken®, an outdoor living and garden lifestyle category brand. As discussed in "NOTE 3. IMPAIRMENT, RESTRUCTURING AND OTHER CHARGES," on July 8, 2009, the Company announced that it intends to cease operating the Smith & Hawken® business by the end of the calendar year. As of November 17, 2009, all Smith & Hawken® stores have been closed with all operational activity expected to be substantially complete by December 31, 2009.

Due to the nature of the lawn and garden business, the majority of sales to customers occur in the Company's second and third fiscal quarters. On a combined basis, net sales for the second and third fiscal quarters generally represent 70% to 75% of annual net sales.

Organization and Basis of Presentation

The Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of Scotts Miracle-Gro and all wholly-owned and majority-owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation. The Company's consolidation criteria are based on majority ownership (as evidenced by a majority voting interest in the entity) and an objective evaluation and determination of effective management control.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

Revenue Recognition

Revenue is recognized when title and risk of loss transfer, which generally occurs when products or services are received by the customer. Provisions for estimated returns and allowances are recorded at the time revenue is recognized based on historical rates and are periodically adjusted for known changes in return levels. Shipping and handling costs are included in cost of sales.

Under the terms of the Amended and Restated Exclusive Agency and Marketing Agreement (the "Marketing Agreement") between the Company and Monsanto Company ("Monsanto"), the Company, in its role as exclusive agent, performs certain functions, such as sales support, merchandising, distribution and logistics, and incurs certain costs in support of the consumer Roundup® business. The actual costs incurred by the Company on behalf of Roundup® are recovered from Monsanto through the terms of the Marketing Agreement. The reimbursement of costs for which the Company is considered the primary obligor is included in net sales.

Promotional Allowances

The Company promotes its branded products through, among other things, cooperative advertising programs with retailers. Retailers may also be offered in-store promotional allowances and rebates based on sales volumes. Certain products are promoted with direct consumer rebate programs and special purchasing incentives. Promotion costs (including allowances and rebates) incurred during the year are expensed to interim periods in relation to revenues and are recorded as a reduction of net sales. Accruals for expected payouts under these programs are included in the "Other current liabilities" line in the Consolidated Balance Sheets.

Advertising

Advertising costs incurred during the year by our Global Consumer segment are expensed to interim periods in relation to revenues. All advertising costs, except for external production costs, are expensed within the fiscal year in which such costs are incurred. External production costs for advertising programs are deferred until the period in which the advertising is first aired.

Scotts LawnService® promotes its service offerings primarily through direct mail campaigns. External costs associated with these campaigns that qualify as direct response advertising costs are deferred and recognized as advertising expense in proportion to revenues over a period not beyond the end of the subsequent calendar year. Costs that do not qualify as direct response advertising costs are expensed within the fiscal year incurred on a monthly basis in proportion to net sales. The costs deferred at September 30, 2009 and 2008 were $2.1 million and $4.5 million, respectively.

Advertising expenses were $141.2 million in fiscal 2009, $142.4 million in fiscal 2008 and $150.9 million in fiscal 2007.

Research and Development

All costs associated with research and development are charged to expense as incurred. Expenses for fiscal 2009, fiscal 2008 and fiscal 2007 were $56.3 million, $44.7 million and $38.8 million, respectively, including product registration costs of $15.6 million, $9.8 million and $9.3 million, respectively.

Environmental Costs

The Company recognizes environmental liabilities when conditions requiring remediation are probable and the amounts can be reasonably estimated. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Environmental liabilities are not discounted or reduced for possible recoveries from insurance carriers.

Stock-Based Compensation Awards

The fair value of awards is expensed ratably over the vesting period, generally three years. The Company uses a binomial model to determine the fair value of its option grants.

Earnings per Common Share

Basic earnings per common share is computed based on the weighted-average number of common shares outstanding each period. Diluted earnings per common share is computed based on the weighted-average number of common shares and dilutive potential common shares (stock options, restricted stock, performance shares and stock appreciation rights) outstanding each period.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the banks and believes that the risk of any potential credit loss is minimal.

Accounts Receivable and Allowances

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Allowances reflect our best estimate of amounts in our existing accounts receivable that may not be collected due to customer claims, the return of goods, or customer inability or unwillingness to pay. We determine the allowance based on customer risk assessment and historical experience. We review our allowances monthly. Past due balances over 90 days and in excess of a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers.

Inventories

Inventories are stated at the lower of cost or market, principally determined by the FIFO method. Inventories include the cost of raw materials, labor, manufacturing overhead and freight and in-bound handling costs incurred to pre-position goods in the Company's warehouse network. The Company makes provisions for obsolete or slow-moving inventories as necessary to properly reflect inventory at the lower of cost or market value. Lower of cost-or-market reserves were $35.3 million and $26.2 million at September 30, 2009 and 2008, respectively.

Goodwill and Indefinite-lived Intangible Assets

Goodwill and intangible assets determined to have indefinite lives are not subject to amortization. Goodwill and indefinite-lived intangible assets are reviewed for impairment by applying a fair-value based test on an annual basis, as of the first day of the Company's fiscal fourth quarter, or more frequently if circumstances indicate a potential impairment. If it is determined that an impairment has occurred, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value and classified as "Impairment, restructuring and other charges" in the Consolidated Statements of Operations.

Long-lived Assets

Property, plant and equipment are stated at cost. Interest capitalized on capital projects amounted to $0.4 million, $0.3 million and $0.4 million during fiscal 2009, fiscal 2008 and fiscal 2007, respectively. Expenditures for maintenance and repairs are charged to expense as incurred. When properties are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the accounts with the resulting gain or loss being reflected in income from operations.

Depreciation of property, plant and equipment is provided on the straight-line method and is based on the estimated useful economic lives of the assets as follows:

Land improvements	10 — 25 years
Buildings	10 — 40 years
Machinery and equipment	3 — 15 years
Furniture and fixtures	6 — 10 years
Software	3 — 8 years

Intangible assets with finite lives, and therefore subject to amortization, include technology (e.g., patents), customer relationships, non-compete agreements and certain tradenames. These intangible assets are being amortized on the straight-line method over periods typically ranging from 3 to 25 years. The Company's fixed assets and intangible assets subject to amortization are required to be tested for recoverability whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. If an evaluation of recoverability was required, the estimated undiscounted future cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If the undiscounted cash flows are less than the carrying amount, an impairment loss is recorded to the extent that the carrying amount exceeds fair value.

Internal Use Software

The costs of internal use software are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation/operation stage. As of September 30, 2009 and 2008, the Company had $23.4 million and $21.9 million, respectively, in unamortized capitalized internal use computer software costs. Amortization of these costs was $8.2 million, $7.2 million and $12.1 million during fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

Accruals for Self-Insured Losses

The Company maintains insurance for certain risks, including workers' compensation, general liability and vehicle liability, and is self-insured for employee related health care benefits. The Company accrues for the expected costs associated with these risks by considering historical claims experience, demographic factors, severity factors and other relevant information. Costs are recognized in the period the claim is incurred, and the financial statement accruals include an actuarially determined estimate of claims incurred but not yet reported.

Translation of Foreign Currencies

For all foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Income and expense accounts are translated at the average rate of exchange prevailing during the year. Translation gains and losses arising from the use of differing exchange rates from period to period are included in other comprehensive income (loss), a component of shareholders' equity. Foreign currency transaction gains and losses are included in the determination of net income (loss).

Derivative Instruments

In the normal course of business, the Company is exposed to fluctuations in interest rates, the value of foreign currencies and the cost of commodities. A variety of financial instruments, including forward and swap contracts, are used to manage these exposures. The Company's objective in managing these exposures is to better control these elements of cost and mitigate the earnings and cash flow volatility associated with changes in the applicable rates and prices.

The Company has established policies and procedures that encompass risk-management philosophy and objectives, guidelines for derivative-instrument usage, counterparty credit approval, and the monitoring and reporting of derivative activity. The Company does not enter into derivative instruments for the purpose of speculation.

Variable Interest Entities

GAAP provides a framework for identifying variable interest entities ("VIE's") and determining when a company should include the assets, liabilities, noncontrolling interests and results of operations of a VIE in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited liability company, trust or any other legal structure used to conduct activities or hold assets that either: (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

GAAP requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. GAAP also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The Company's Scotts LawnService® business sells new franchise territories, primarily in small to mid-size markets, under arrangements where a portion of the franchise fee is paid in cash with the balance due under a promissory note. The Company believes that it may be the primary beneficiary for certain of its franchisees initially, but ceases to be the primary beneficiary as the franchisees develop their businesses and the promissory notes are repaid. At September 30, 2009 and 2008, the Company had approximately $2.4 million and $1.8 million in notes receivable from such franchisees, respectively. The effect of consolidating the entities where the Company may be the primary beneficiary for a limited period of time is not material to the consolidated financial statements.

Subsequent Events

The Company adopted new accounting guidance for subsequent events, which is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued. The adoption had no impact on the Company's consolidated financial statements. The Company evaluated all events or transactions that occurred after September 30, 2009 up through November 24, 2009, the date the Company issued these consolidated financial statements. During this period, the Company did not have any material recognizable subsequent events.

RECENT ACCOUNTING PRONOUNCEMENTS

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (the "FASB") issued new accounting guidance which establishes two levels of GAAP, authoritative and non-authoritative. The FASB Accounting Standards Codification (the "Codification") is the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. This standard is effective for financial statements for interim or annual reporting periods ended after September 15, 2009. The Company began using the new guidelines and numbering system prescribed by the Codification when referring to GAAP in the fourth quarter of fiscal 2009. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

Fair Value Measurements

On October 1, 2008, the Company adopted new accounting guidance on fair value measurements. The new guidance defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. The effect of the adoption was not material and required no adjustment to the Company's financial condition or results of operations. Refer to "NOTE 16. FAIR VALUE MEASUREMENTS" for further information regarding the effect of the adoption with respect to financial assets and liabilities. In February 2008, the FASB issued additional guidance which removed leasing transactions from the scope of fair value measurements. In February 2008, the FASB also delayed the effective date of the new fair value guidance for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The guidance states that a measurement is recurring if it happens at least annually and defines nonfinancial assets and nonfinancial liabilities as all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The Company is completing its evaluation of the guidance issued in February 2008 and does not expect it to have a material impact on the Company's financial condition or results of operations.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued new accounting guidance that allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. The guidance further establishes certain additional disclosure requirements. The Company adopted the guidance as of October 1, 2008. The Company has not elected to measure any financial assets or liabilities at fair value which were not previously required to be measured at fair value.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new accounting guidance on disclosures about derivative instruments and hedging activities. The objective is to enhance the disclosure framework and improve the transparency of financial reporting for derivative instruments and hedging activities. The guidance requires entities to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The Company adopted the new accounting guidance for the fiscal quarter ended March 28, 2009. Refer to "NOTE 15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES" for the applicable disclosures.

Business Combinations

In December 2007, the FASB issued new accounting guidance on business combinations and non-controlling interests in consolidated financial statements. The objective is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The guidance applies to all transactions or other events in which an entity (the "acquirer") obtains control of one or more businesses (the "acquiree"), including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration. In April 2009, the FASB issued additional guidance which addresses application issues arising from contingencies in a business combination. The new guidance is effective for the Company's financial statements for the fiscal year that began October 1, 2009. The Company will adopt the new guidance prospectively as applicable.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The new guidance also changes the way the consolidated financial statements are presented, establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expands disclosures in the consolidated financial statements that clearly identify and distinguish between the parent's ownership interest and the interest of the noncontrolling owners of a subsidiary. The provisions are to be applied prospectively as of the beginning of the fiscal year in which the guidance is adopted, except for the presentation and disclosure requirements, which are to be applied retrospectively for all periods presented. The new guidance will be effective for the Company's financial statements for the fiscal year beginning October 1, 2009. The Company is in the process of evaluating the impact that the guidance may have on its financial statements and related disclosures.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued new accounting guidance which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets. The new guidance applies to: (a) intangible assets that are acquired individually or with a group of other assets and (b) intangible assets acquired in both business combinations and asset acquisitions. Entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. The new guidance will require certain additional disclosures beginning October 1, 2009 and prospective application to useful life estimates for intangible assets acquired after September 30, 2009. The Company is in the process of evaluating the impact that the guidance may have on its financial statements and related disclosures.

Employers' Disclosures About Postretirement Benefit Plan Assets

In December 2008, the FASB issued new accounting guidance on employers' disclosures about assets of a defined benefit pension or other postretirement plan. It requires employers to disclose information about fair value measurements of plan assets. The objectives of the disclosures are to provide an understanding of: (a) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, (b) the major categories of plan assets, (c) the inputs and valuation techniques used to measure the fair value of plan assets, (d) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and (e) significant concentrations of risk within plan assets. The disclosures required will be effective for the Company's financial statements for the fiscal year that began October 1, 2009. The Company is in the process of evaluating the impact that the guidance may have on its financial statement disclosures.

Accounting for Transfers of Financial Assets

In June 2009, the FASB issued new accounting guidance to improve the information provided in financial statements concerning transfers of financial assets, including the effects of transfers on financial position, financial performance and cash flows, and any continuing involvement of the transferor with the transferred financial assets. The provisions are effective for the Company's financial statements for the fiscal year beginning October 1, 2010. The Company is in the process of evaluating the impact that the guidance may have on its financial statements and related disclosures.

Variable Interest Entities

In June 2009, the FASB issued new accounting guidance requiring an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The provisions are effective for the Company's financial statements for the fiscal year beginning October 1, 2010. The Company is in the process of evaluating the impact that the guidance may have on its financial statements and related disclosures.

NOTE 2. PRODUCT REGISTRATION AND RECALL MATTERS

In April 2008, the Company became aware that a former associate apparently deliberately circumvented the Company's policies and U.S. Environmental Protection Agency (the "U.S. EPA") regulations under the Federal Insecticide, Fungicide, and Rodenticide Act of 1947, as amended ("FIFRA"), by failing to obtain valid registrations for certain products and/or causing certain invalid product registration forms to be submitted to regulators. Since that time, the Company has been cooperating with both the U.S. EPA and the U.S. Department of Justice (the "U.S. DOJ") in related civil and criminal investigations into the pesticide product registration issues.

In late April of 2008, in connection with the U.S. EPA's investigation, the Company conducted a consumer-level recall of certain consumer lawn and garden products and a Scotts LawnService® product. Subsequently, the Company and the U.S. EPA agreed upon a Compliance Review Plan for conducting a comprehensive, independent review of the Company's product registration records. Pursuant to the Compliance Review Plan, an independent third-party firm, Quality Associates Incorporated ("QAI"), reviewed substantially all of the Company's U.S. pesticide product registrations and associated advertisements, some of which were historical in nature and no longer related to sales of the Company's products. The U.S. EPA investigation and the QAI review process resulted in the temporary suspension of sales and shipments of certain products. In addition, as the QAI review process or the Company's internal review identified potential FIFRA registration issues (some of which appear unrelated to the actions of the former associate), the Company endeavored to stop selling or distributing the affected products until the issues could be resolved. QAI's review of the Company's U.S. pesticide product registrations and associated advertisements is now substantially complete. The results of the QAI review process did not materially affect, and are not expected to materially affect, the Company's fiscal 2009 and fiscal 2010 sales, respectively.

In late 2008, the Company and its indirect subsidiary EG Systems, Inc., doing business as Scotts LawnService®, were named as defendants in a purported class action filed in the U.S. District Court for the Eastern District of Michigan relating to Scotts LawnService's application of certain pesticide products. In the suit, Mark Baumkel, on behalf of himself and the purported classes, sought an unspecified amount of damages, plus costs and attorneys' fees, for alleged claims involving breach of contract, unjust enrichment, tort, and violation of the State of Michigan's consumer protection act. On September 28, 2009, the court granted the Company's and Scotts LawnService's motion and dismissed the suit with prejudice. Since that time, the Company and Mr. Baumkel have agreed to a confidential settlement that, among other things, precludes an appeal of the decision. The impact of the confidential settlement did not, and will not, materially affect the Company's financial condition, results of operations or cash flows.

In fiscal 2008, the Company conducted a voluntary recall of certain of its wild bird food products due to a formulation issue. Certain wild bird food products had been treated with pest control additives to avoid insect infestation, especially at retail stores. While the pest control additives had been labeled for use on certain stored grains that can be processed for human and/or animal consumption, they were not labeled for use on wild bird food products. In October, 2008, the U.S. Food & Drug Administration concluded that the recall had been completed and that there had been proper disposition of the recalled products. The results of the wild bird food recall did not materially affect the Company's fiscal 2009 financial condition, results of operations or cash flows.

As a result of these registration and recall matters, the Company has reversed sales associated with estimated returns of affected products, recorded charges for affected inventory and recorded other registration and recall-related costs. The effects of these adjustments were pre-tax charges of $28.6 million and $51.1 million for the years ended September 30, 2009 and 2008, respectively. The Company expects to incur an additional $10-$15 million in fiscal 2010 on recall and registration matters, excluding possible fines, penalties, judgments and/or litigation costs. The Company expects that these charges will include costs associated with the rework of certain finished goods inventories, the potential disposal of certain products and ongoing third-party professional services related to the U.S. EPA and U.S. DOJ investigations.

The U.S. EPA and U.S. DOJ investigations continue and may result in future state, federal or private rights of action including fines and/or penalties with respect to known or potential additional product registration issues. Until the U.S. EPA and U.S. DOJ investigations are complete, the Company cannot reasonably determine the scope or magnitude of possible liabilities that could result from known or potential product registration issues, and no reserves for these potential liabilities have been established as of September 30, 2009. However, it is possible that such liabilities, including fines, penalties, judgments and/or litigation costs could be material and have an adverse effect on the Company's financial condition, results of operations or cash flows.

The following tables summarize the impact of the product registration and recall matters on the results of operations during fiscal 2009 and fiscal 2008 and on accrued liabilities and inventory reserves as of September 30, 2009 and 2008 (in millions):

	Year Ended September 30, 2009	Year Ended September 30, 2008
Net sales — product recalls	$ (0.3)	$(22.3)
Cost of sales — product recalls	(0.2)	(11.1)
Cost of sales — other charges	11.7	27.2
Gross Profit	(11.8)	(38.4)
SG&A	16.8	12.7
Loss from operations	(28.6)	(51.1)
Income tax benefit	(10.3)	(17.9)
Net loss	$(18.3)	$(33.2)

	Reserves Established During the Second Quarter of Fiscal 2008	Additional Costs and Changes in Estimates	Reserves Used	Reserves at September 30, 2008	Additional Costs and Changes in Estimates	Reserves Used	Reserves at September 30, 2009
Sales returns — product recalls	$ 19.0	$ 3.3	$(22.1)	$ 0.2	$ 0.3	$ (0.5)	$ —
Cost of sales returns — product recalls	(12.0)	0.9	11.0	(0.1)	(0.2)	0.3	—
Inventory reserves	14.1	(0.8)	(7.4)	5.9	2.9	(4.7)	4.1
Other incremental costs of sales	8.5	5.4	(10.7)	3.2	8.8	(7.8)	4.2
Other general and administrative costs	1.2	11.5	(8.4)	4.3	16.8	(19.7)	1.4
Accrued liabilities and inventory reserves	$ 30.8	$20.3	$(37.6)	$13.5	$28.6	$(32.4)	$9.7

NOTE 3. IMPAIRMENT, RESTRUCTURING AND OTHER CHARGES

On July 8, 2009, the Company announced that its wholly-owned subsidiary, Smith & Hawken, Ltd., adopted a plan (the "Plan") to close the business and to engage the services of an outside consultant to supervise and assist with the closure process.

The Smith & Hawken, Ltd. Board of Directors had been actively exploring its strategic options for the business and determined that shutting down the business presented the best alternative. As a result of the decision, which was supported by the Board of Directors of Scotts Miracle-Gro, the Company expects to incur pre-tax charges of approximately $35-$40 million, primarily related to the termination of retail site lease obligations, agency fees, severance and benefit commitments, charges related to inventories, and impairment of retail site improvements and fixtures. Based on the best estimates of the Company, the Plan is expected to have a neutral to slightly positive impact on cash as the recovery of working capital, together with anticipated tax benefits, will approximately offset the related charges. As of November 17, 2009, all Smith & Hawken® stores have been closed with all operational activity expected to be substantially complete by December 31, 2009.

The Company recorded net restructuring and other charges of $14.7 million, $1.0 million and $1.1 million in fiscal 2009, fiscal 2008 and fiscal 2007, respectively. Other charges in fiscal 2009 relate to the closure process of Smith & Hawken®. Other charges in fiscal 2008 and fiscal 2007 related to the Company's turfgrass biotechnology program.

Property, plant and equipment charges of $15.8 million in fiscal 2008 related primarily to Smith & Hawken®. Goodwill and intangible asset impairment charges of $120.0 million and $35.3 million were recorded in fiscal 2008 and fiscal 2007, respectively. The nature of the impairment charges are discussed further in "NOTE 4. GOODWILL AND INTANGIBLE ASSETS, NET."

The following table details impairment, restructuring and other charges and rolls forward the cash portion of the restructuring and other charges accrued in fiscal 2009, fiscal 2008 and fiscal 2007 (in millions):

	2009	2008	2007
Restructuring and other charges	$14.7	$ 1.0	$ 2.7
Property, plant and equipment impairment	—	15.8	—
Goodwill and intangible asset impairments	—	120.0	35.3
Total impairment, restructuring and other charges	$14.7	$136.8	$38.0

	2009	2008	2007
Amounts reserved for restructuring and other charges at beginning of year	$ 1.1	$ 2.5	$ 6.4
Restructuring and other expense	14.7	1.0	2.7
Payments and other	(1.2)	(2.4)	(6.6)
Amounts reserved for restructuring and other charges at end of year	$14.6	$ 1.1	$ 2.5

NOTE 4. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill and indefinite-lived intangible assets are not subject to amortization. Goodwill and indefinite-lived intangible assets are reviewed for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate impairment may have occurred. The Company assesses goodwill for impairment by comparing the carrying value of its reporting units to their respective fair values and reviewing the Company's market value of invested capital. Management engages an independent valuation firm to assist in its impairment assessment reviews. The Company determines the fair value of its reporting units primarily utilizing discounted cash flows and incorporates assumptions it believes marketplace participants would utilize. The Company also uses comparative market multiples and other factors to corroborate the discounted cash flow results used. The value of all indefinite-lived tradenames was determined using a royalty savings methodology similar to that employed when the associated businesses were acquired but using updated estimates of sales, cash flow and profitability.

Fiscal 2009

The Company completed its impairment analysis as of June 28, 2009 and determined that no charge for impairment was required.

Fiscal 2008

The Company's fiscal 2008 impairment review resulted in a non-cash charge of $136.8 million to reflect the decline in the fair value of certain goodwill and other assets as evidenced by the decline in the Company's common shares. In total, the fiscal 2008 impairment charges were comprised of $80.8 million for goodwill, $19.0 million related to indefinite-lived tradenames and $37.0 million for long-lived assets. Of the $37.0 million impairment charge recorded for long-lived assets, $15.1 million was recorded in cost of sales. On a reportable segment basis, $64.5 million of the impairment was in Global Consumer, $38.4 million was in Global Professional, with the remaining $33.9 million in Corporate & Other.

Fiscal 2007

The Company's fourth quarter fiscal 2007 impairment review resulted in a non-cash goodwill and intangible asset impairment charge of $35.3 million, of which, $29.2 million related to Smith & Hawken® goodwill and intangibles, $2.2 million for a goodwill impairment charge related to its turfgrass biotechnology program and $3.9 million was associated with information technology initiatives in the Company's Scotts LawnService® segment.

The following table presents goodwill and intangible assets as of September 30, 2009 and 2008 (dollars in millions).

		September 30, 2009			September 30, 2008		
	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:							
Technology	15	$ 53.6	$(40.3)	$ 13.3	$ 49.9	$(39.1)	$ 10.8
Customer accounts	14	85.0	(44.6)	40.4	83.5	(38.0)	45.5
Tradenames	17	11.3	(10.2)	1.1	11.3	(9.0)	2.3
Other	14	105.1	(75.1)	30.0	101.2	(71.2)	30.0
Total amortizable intangible assets, net				84.8			88.6
Unamortizable intangible assets:							
Tradenames				279.4			278.6
Total intangible assets, net				364.2			367.2
Goodwill				375.2			377.7
Total goodwill and intangible assets, net				$739.4			$744.9

The changes to the net carrying value of goodwill by segment for the fiscal years ended September 30, 2009 and 2008 are as follows (in millions):

	Global Consumer	Global Professional	Scotts LawnService®	Total
Balance as of September 30, 2007	$277.0	$ 62.4	$123.5	$462.9
Increases due to acquisitions	—	—	0.3	0.3
Impairment	(61.0)	(19.8)	—	(80.8)
Other, primarily foreign currency translation	(0.9)	(3.8)	—	(4.7)
Balance as of September 30, 2008	215.1	38.8	123.8	377.7
Other, primarily foreign currency translation	(3.4)	1.0	(0.1)	(2.5)
Balance as of September 30, 2009	$211.7	$ 39.8	$123.7	$375.2

The total amortization expense for the years ended September 30, 2009, 2008 and 2007 was $12.5 million, $16.4 million and $16.1 million, respectively. Amortization expense is estimated to be as follows for the years ending September 30 (in millions):

2010	$11.7
2011	8.9
2012	8.8
2013	8.6
2014	8.5

NOTE 5. 2007 RECAPITALIZATION

On December 12, 2006, the Company announced a recapitalization plan to return $750 million to the Company's shareholders. This plan expanded and accelerated the previously announced five-year, $500 million share repurchase program (which was canceled) under which the Company repurchased $87.9 million of its common shares during fiscal 2006. Pursuant to the recapitalization plan, on February 14, 2007, the Company completed a modified "Dutch auction" tender offer, resulting in the repurchase of 4.5 million of the Company's common shares for an aggregate purchase price of $245.5 million ($54.50 per share). On February 16, 2007, the Company's Board of Directors declared a special one-time cash dividend of $8.00 per share ($508 million in the aggregate), which was paid on March 5, 2007, to shareholders of record on February 26, 2007.

In order to fund these transactions, the Company entered into new credit facilities aggregating $2.15 billion and terminated its prior credit facility. As part of this debt restructuring, the Company also conducted a cash tender offer for any and all of its outstanding 6⅝% senior subordinated notes in an aggregate principal amount of $200 million. Please refer to "NOTE 11. DEBT" for further information as to the current credit facilities and the repayment and termination of the prior credit facility and the 6⅝% senior subordinated notes.

The payment of the special one-time cash dividend required the Company to adjust the number of common shares subject to stock options and stock appreciation rights outstanding under the Company's share-based awards programs, as well as the price at which the awards may be exercised. Please refer to "NOTE 12. SHAREHOLDERS' EQUITY" for further information.

The Company's interest expense has been significantly higher for periods subsequent to the recapitalization transactions as a result of the borrowings incurred to fund the cash returned to shareholders. The following pro forma financial information has been compiled as if the Company had completed the recapitalization transactions as of October 1, 2006 for fiscal 2007. Borrowing rates in effect as of March 30, 2007 were used to compute pro forma interest expense. As the recapitalization involved a share repurchase, pro forma diluted common shares are also provided.

	Pro Forma Financial Information Year Ended September 30, 2007
	(In millions, except per share data) (Unaudited)
Income before income taxes, as reported	$188.1
Add back reported interest expense	70.7
Add back costs related to refinancing	18.3
Deduct pro forma interest expense	(94.3)
Pro forma income before income taxes	182.8
Pro forma income taxes	72.5
Pro forma net income	$110.3
Pro forma basic net income per common share	$ 1.74
Pro forma diluted net income per common share	$ 1.68
Reported interest expense	$ 70.7
Incremental interest on recapitalization borrowings	21.8
New credit facilities interest rate differential	1.5
Incremental amortization of new credit facilities fees	0.3
Pro forma interest expense	$ 94.3
Pro forma effective tax rates	39.7%

	Pro Forma Shares Year Ended September 30, 2007
	(In millions)
Weighted-average common shares outstanding during the period	65.2
Incremental full period impact of repurchased common shares	(1.8)
Pro forma basic common shares	63.4
Weighted-average common shares outstanding during the period plus dilutive potential common shares	67.0
Incremental full period impact of repurchased common shares	(1.8)
Impact on dilutive potential common shares	0.3
Pro forma diluted common shares	65.5

NOTE 6. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS

	September 30, 2009	September 30, 2008
	(In millions)	
INVENTORIES, NET:		
Finished goods	$ 239.1	$ 277.3
Work-in-progress	41.5	29.9
Raw materials	178.3	108.7
	$ 458.9	$ 415.9
PROPERTY, PLANT AND EQUIPMENT, NET:		
Land and improvements	$ 61.5	$ 61.0
Buildings	173.3	165.1
Machinery and equipment	449.6	432.0
Furniture and fixtures	36.3	36.2
Software	98.9	92.0
Aircraft	8.4	—
Construction in progress	34.0	18.4
	862.0	804.7
Less: accumulated depreciation	(492.3)	(460.6)
	$ 369.7	$ 344.1
OTHER CURRENT LIABILITIES:		
Payroll and other compensation accruals	$120.8	$ 50.3
Advertising and promotional accruals	158.4	144.1
Other	127.2	126.1
	$406.4	$320.5
OTHER NON-CURRENT LIABILITIES:		
Accrued pension and postretirement liabilities	$128.4	$108.4
Deferred tax liability	49.6	42.6
Other	51.1	41.0
	$229.1	$192.0

	September 30, 2009	September 30, 2008	September 30, 2007
	(In millions)		
ACCUMULATED OTHER COMPREHENSIVE LOSS:			
Unrecognized loss on derivatives, net of tax of $10.7, $8.9 and $0.4	$(17.3)	$(14.1)	$ (0.6)
Pension liability, net of tax of $35.3, $29.2 and $15.9	(59.2)	(47.1)	(27.0)
Foreign currency translation adjustment	3.7	(5.9)	(14.4)
	$(72.8)	$(67.1)	$(42.0)

NOTE 7. MARKETING AGREEMENT

The Company is Monsanto's exclusive agent for the domestic and international marketing and distribution of consumer Roundup® herbicide products. Under the terms of the Marketing Agreement with Monsanto, the Company is entitled to receive an annual commission from Monsanto in consideration for the performance of the Company's duties as agent. The annual gross commission under the Marketing Agreement is calculated as a percentage of the actual earnings before interest and income taxes ("EBIT") of the consumer Roundup® business and is based on the achievement of two earnings thresholds, as defined in the Marketing Agreement. The Marketing Agreement also requires the Company to make annual payments to Monsanto as a contribution against the overall expenses of the consumer Roundup® business. The annual contribution payment is defined in the Marketing Agreement as $20 million.

In consideration for the rights granted to the Company under the Marketing Agreement for North America, the Company was required to pay a marketing fee of $32 million to Monsanto. The Company has deferred this amount on the basis that the payment will provide a future benefit through commissions that will be earned under the Marketing Agreement. Based on management's current assessment of the likely term of the Marketing Agreement, the useful life over which the marketing fee is being amortized is 20 years.

Under the terms of the Marketing Agreement, the Company performs certain functions, primarily manufacturing conversion, distribution and logistics, and selling and marketing support, on behalf of Monsanto in the conduct of the consumer Roundup® business. The actual costs incurred for these activities are charged to and reimbursed by Monsanto. The Company records costs incurred under the Marketing Agreement for which the Company is the primary obligor on a gross basis, recognizing such costs in "Cost of sales" and the reimbursement of these costs in "Net sales," with no effect on gross profit or net income. The related net sales and cost of sales were $67.8 million, $58.0 million and $47.7 million for fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

The elements of the net commission earned under the Marketing Agreement and included in "Net sales" for each of the three years in the period ended September 30, 2009 were as follows (in millions):

	2009	2008	2007
Gross commission	$ 72.2	$ 65.1	$ 62.7
Contribution expenses	(20.0)	(20.0)	(20.0)
Amortization of marketing fee	(0.8)	(0.8)	(0.8)
Net commission income	51.4	44.3	41.9
Reimbursements associated with Marketing Agreement	67.8	58.0	47.7
Total net sales associated with Marketing Agreement	$119.2	$102.3	$ 89.6

The Marketing Agreement has no definite term except as it relates to the European Union countries (the "EU term"). The EU term extends through September 30, 2011, with up to two additional automatic renewal periods of two years each, subject to non-renewal only upon the occurrence of certain performance defaults. Thereafter, the Marketing Agreement provides that the parties may agree to renew the EU term for an additional three years.

The Marketing Agreement provides Monsanto with the right to terminate the Marketing Agreement upon an event of default (as defined in the Marketing Agreement) by the Company, a change in control of Monsanto or the sale of the consumer Roundup® business. The Marketing Agreement provides the Company with the right to terminate the Marketing Agreement in certain circumstances, including an event of default by Monsanto or the sale of the consumer Roundup® business. Unless Monsanto terminates the Marketing Agreement due to an event of default by the Company, Monsanto is required to pay a termination fee to the Company that varies by program year. The termination fee is calculated as a percentage of the value of the Roundup® business exceeding a certain threshold, but in no event will the termination fee be less than $16 million. If Monsanto were to terminate the Marketing Agreement due to an event of default by the Company, however, the Company would not be entitled to any termination fee, and the Company would lose all, or a substantial portion, of the significant source of earnings and overhead expense absorption the Marketing Agreement provides. Monsanto may also be able to terminate the Marketing Agreement within a given region, including North America, without paying a termination fee if unit volume sales to consumers in that region decline: (1) over a cumulative three-fiscal-year period; or (2) by more than 5% for each of two consecutive years.

NOTE 8. ACQUISITIONS

Effective October 1, 2008, the Company acquired Humax Horticulture Limited ("Humax"), a privately-owned growing media company in the United Kingdom, for a total cost of $9.3 million. Purchase accounting allocations have been recorded for Humax, including the allocation of the purchase price to assets acquired and liabilities assumed, based on estimated fair values at the date of acquisition. Pro forma net sales, net income and net income per common share for fiscal 2008 would not have been significantly different had the acquisition of Humax occurred as of October 1, 2007.

Scotts LawnService®

During fiscal 2007, the Company's Scotts LawnService® segment acquired 11 individual lawn service entities for a total cost of approximately $22.5 million. The following table summarizes the details of these transactions (dollar amounts in millions):

	Fiscal Year 2007
Number of individual acquisitions	11
Total cost	$22.5
Portion of cost paid in cash	18.7
Notes issued and liabilities assumed	3.8
Goodwill	14.9
Other intangible assets	6.3
Working capital and property, plant and equipment	1.3

NOTE 9. RETIREMENT PLANS

The Company sponsors a defined contribution profit sharing and 401(k) plans for substantially all U.S. associates. The Company provides a base contribution equal to 2% of compensation up to 50% of the Social Security taxable wage base plus 4% of remaining compensation. Associates also may make pretax contributions from compensation that are matched by the Company at 100% of the associates' initial 3% contribution and 50% of their remaining contribution up to 5%. The Company recorded charges of $15.3 million, $11.4 million and $10.7 million under the plan in fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

The Company sponsors two defined benefit plans for certain U.S. associates. Benefits under these plans have been frozen and closed to new associates since 1997. The benefits under the primary plan are based on years of service and the associates' average final compensation or stated amounts. The Company's funding policy, consistent with statutory requirements and tax considerations, is based on actuarial computations using the Projected Unit Credit method. The second frozen plan is a non-qualified supplemental pension plan. This plan provides for incremental pension payments so that total pension payments equal amounts that would have been payable from the Company's pension plan if it were not for limitations imposed by the income tax regulations.

The Company sponsors defined benefit pension plans associated with its international businesses in the United Kingdom, the Netherlands, Germany and France. These plans generally cover all associates of the respective businesses, with retirement benefits primarily based on years of service and compensation levels. During fiscal 2004, the U.K. plans were closed to new participants, but existing participants continue to accrue benefits. All newly hired associates of the U.K. business now participate in a defined contribution plan.

The following tables present information about benefit obligations, plan assets, annual expense, assumptions and other information about the Company's defined benefit pension plans (in millions). The defined benefit plans are valued using a September 30 measurement date.

	Curtailed Defined Benefit Plans		International Benefit Plans	
	2009	2008	2009	2008
Change in projected benefit obligation				
Benefit obligation at beginning of year	$ 90.2	$ 90.8	$176.7	$179.5
Service cost	—	—	2.4	2.8
Interest cost	5.6	5.4	9.6	10.0
Plan participants' contributions	—	—	0.8	0.9
Actuarial loss	12.1	0.5	8.3	10.2
Benefits paid	(6.4)	(6.5)	(5.1)	(6.6)
Other	—	—	(0.3)	(0.6)
Special termination benefits	—	—	—	0.1
Foreign currency translation	—	—	(10.0)	(19.6)
Projected benefit obligation at end of year	$101.5	$ 90.2	$182.4	$176.7
Accumulated benefit obligation at end of year	$101.5	$ 90.2	$157.4	$152.4
Change in plan assets				
Fair value of plan assets at beginning of year	$ 65.9	$ 77.9	$118.9	$142.7
Actual return on plan assets	3.2	(10.3)	11.9	(11.5)
Employer contribution	1.5	4.8	9.3	9.1
Plan participants' contributions	—	—	0.8	0.9
Actuarial loss	—	—	(4.4)	—
Benefits paid	(6.4)	(6.5)	(5.1)	(6.6)
Foreign currency translation	—	—	(8.2)	(15.0)
Other	—	—	(0.3)	(0.7)
Fair value of plan assets at end of year	$ 64.2	$ 65.9	$122.9	$118.9
Underfunded status at end of year	$(37.3)	$(24.3)	$(59.5)	$(57.8)
Information for pension plans with an accumulated benefit obligation in excess of plan assets				
Projected benefit obligation	$101.5	$ 90.2	$182.4	$157.0
Accumulated benefit obligation	101.5	90.2	157.4	135.9
Fair value of plan assets	64.2	65.9	122.9	102.0
Amounts recognized in the Consolidated Balance Sheets consist of:				
Current liabilities	$ (0.2)	$ (0.2)	$ (1.1)	$ (1.0)
Noncurrent liabilities	(37.1)	(24.1)	(58.4)	(56.8)
Total amount accrued	$(37.3)	$(24.3)	$(59.5)	$(57.8)

	Curtailed Defined Benefit Plans		International Benefit Plans	
	2009	2008	2009	2008
Amounts recognized in accumulated other comprehensive loss consist of:				
Actuarial loss	$ 48.6	$ 37.7	$ 48.3	$ 46.3
Prior service cost	—	—	(1.0)	(1.1)
Net amount recognized	$ 48.6	$ 37.7	$ 47.3	$ 45.2
Total change in other comprehensive loss attributable to:				
Pension benefit losses during the period	$ 13.9	$ 17.0	$ 8.1	$ 31.1
Reclassification of pension benefit losses to net income	(3.0)	(1.3)	(2.0)	(0.5)
Foreign currency translation	—	—	(4.0)	(6.0)
Total change in other comprehensive loss	$ 10.9	$ 15.7	$ 2.1	$ 24.6
Amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit cost in fiscal 2010 are as follows:				
Actuarial loss	$ 4.3	$ 3.0	$ 2.4	$ 2.4
Prior service cost	—	—	(0.1)	(0.1)
Amount to be amortized into net periodic benefit cost	$ 4.3	$ 3.0	$ 2.3	$ 2.3
Weighted average assumptions used in development of projected benefit obligation				
Discount rate	5.23%	6.46%	5.51%	6.06%
Rate of compensation increase	n/a	n/a	3.8%	4.1%

	Curtailed Defined Benefit Plan			International Benefit Plans		
	2009	2008	2007	2009	2008	2007
Components of net periodic benefit cost						
Service cost	$ —	$ —	$ —	$ 2.4	$ 2.8	$ 3.9
Interest cost	5.6	5.4	5.3	9.6	10.0	9.2
Expected return on plan assets	(5.1)	(6.2)	(5.6)	(7.2)	(9.3)	(8.2)
Net amortization	3.1	1.3	2.1	2.0	0.4	2.1
Net periodic benefit cost	3.6	0.5	1.8	6.8	3.9	7.0
Curtailment/settlement loss	—	—	—	—	0.1	0.6
Total benefit cost	$ 3.6	$ 0.5	$ 1.8	$ 6.8	$ 4.0	$ 7.6
Weighted average assumptions used in development of net periodic benefit cost						
Discount rate	6.46%	6.11%	5.93%	6.06%	5.67%	4.86%
Expected return on plan assets	8.0%	8.0%	8.0%	5.8%	5.8%	6.6%
Rate of compensation increase	n/a	n/a	n/a	4.1%	3.5%	3.5%

Other information

	Curtailed Defined Benefit Plans	International Benefit Plans
Plan asset allocations:		
Target for September 30, 2010:		
Equity securities	60%	49%
Debt securities	40%	51%
September 30, 2009:		
Equity securities	57%	50%
Debt securities	41%	50%
Other	2%	0%
September 30, 2008:		
Equity securities	56%	48%
Debt securities	43%	52%
Other	1%	0%
Expected contributions in fiscal 2010:		
Company	3.2	8.7
Employee	—	0.8
Expected future benefit payments:		
2010	6.8	5.1
2011	6.8	5.3
2012	6.9	5.8
2013	6.9	6.1
2014	7.1	6.4
2015 — 2019	35.9	38.3

Investment Strategy

Target allocation percentages among various asset classes are maintained based on an individual investment policy established for each of the various pension plans. Asset allocations are designed to achieve long-term objectives of return, while mitigating against downside risk and considering expected cash requirements necessary to fund benefit payments. However, we cannot predict future investment returns, and therefore cannot determine whether future pension plan funding requirements could materially and adversely affect our financial condition, results of operations or cash flows.

Basis for Long-Term Rate of Return on Asset Assumptions

The Company's expected long-term rate of return on asset assumptions is derived from studies conducted by third parties. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plan to determine the average rate of earnings expected. While the studies give appropriate consideration to recent fund performance and historical returns, the assumptions primarily represent expectations about future rates of return over the long term.

NOTE 10. ASSOCIATE MEDICAL BENEFITS

The Company provides comprehensive major medical benefits to certain of its retired associates and their dependents. Substantially all of the Company's domestic associates who were hired before January 1, 1998 become eligible for these benefits if they retire at age 55 or older with more than ten years of service. The plan requires certain minimum contributions from retired associates and includes provisions to limit the overall cost increases the Company is required to cover. The Company funds its portion of retiree medical benefits on a pay-as-you-go basis.

The following table sets forth the information about the retiree medical plan for domestic associates (in millions). The retiree medical plan is valued using a September 30 measurement date.

	2009	2008
Change in Accumulated Plan Benefit Obligation (APBO)		
Benefit obligation at beginning of year	$ 26.2	$ 30.4
Service cost	0.4	0.5
Interest cost	1.9	1.8
Plan participants' contributions	0.9	0.9
Actuarial (gain)/loss	4.8	(4.5)
Benefits paid (net of federal subsidy of $0.3 and $0.3)	(3.2)	(2.9)
Benefit obligation at end of year	$ 31.0	$ 26.2
Change in plan assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contribution	2.6	2.3
Plan participants' contributions	0.9	0.9
Gross benefits paid	(3.5)	(3.2)
Fair value of plan assets at end of year	—	—
Funded status at end of year	$(31.0)	$(26.2)
Amounts recognized in the Consolidated Balance Sheets consist of:		
Current liabilities	$ (2.2)	$ (2.4)
Noncurrent liabilities	(28.8)	(23.8)
Total amount accrued	$(31.0)	$(26.2)
Amounts recognized in accumulated other comprehensive loss consist of:		
Actuarial (gain) loss	$ 0.8	$ (4.2)
Total change in other comprehensive loss attributable to:		
Benefit losses (gains) during the period	$ 4.8	$ (4.5)
Reclassification of benefit gains to net income	0.2	—
Total change in other comprehensive loss	$ 5.0	$ (4.5)
The estimated actuarial gain that will be amortized from accumulated loss into net periodic benefit cost over the next fiscal year is immaterial.		
Discount rate used in development of APBO	5.50%	7.54%

	2009	2008	2007
Components of net periodic benefit cost			
Service cost	$ 0.4	$ 0.5	$ 0.6
Interest cost	1.9	1.8	1.8
Amortization of actuarial gain	(0.2)	—	—
Total postretirement benefit cost	$ 2.1	$ 2.3	$ 2.4
Discount rate used in development of net periodic benefit cost	7.54%	6.22%	5.86%

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") became law. The Act provides for a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to the benefit established by the Act. The APBO at September 30, 2009, has been reduced by a deferred actuarial gain in the amount of $6.3 million to reflect the effect of the subsidy related to benefits attributed to past service. The amortization of the actuarial gain and reduction of service and interest costs served to reduce net periodic post retirement benefit cost for fiscal 2009, fiscal 2008 and fiscal 2007 by $0.6 million, $0.5 million and $0.7 million, respectively.

For measurement as of September 30, 2009, management has assumed that health care costs will increase at an annual rate of 8.0% in fiscal 2009, decreasing 0.50% per year to an ultimate trend of 5.00% in 2015. A 1% increase in health cost trend rate assumptions would increase the APBO by $0.9 million both as of September 30, 2009 and 2008. A 1% decrease in health cost trend rate assumptions would decrease the APBO as of September 30, 2009 and 2008 by $1.0 million and $0.6 million, respectively. A 1% increase or decrease in the same rate would not have a material effect on service or interest costs.

Estimated Future Benefit Payments

The following benefit payments under the plan are expected to be paid by the Company and the retirees for the fiscal years indicated (in millions):

	Gross Benefit Payments	Retiree Contributions	Medicare Part D Subsidy	Net Company Payments
2010	$ 3.4	$ (0.9)	$(0.3)	$ 2.2
2011	3.7	(1.0)	(0.4)	2.3
2012	4.0	(1.3)	(0.4)	2.3
2013	4.3	(1.5)	(0.5)	2.3
2014	4.6	(1.8)	(0.5)	2.3
2015 — 2019	28.6	(13.3)	(3.3)	12.0

The Company also provides comprehensive major medical benefits to its associates. The Company is self-insured for certain health benefits up to $0.3 million per occurrence per individual. The cost of such benefits is recognized as expense in the period the claim is incurred. This cost was $27.8 million, $24.1 million and $21.4 million in fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

The Company adopted the recognition and disclosure provisions of new accounting guidance regarding employers' accounting for defined benefit pension and other post-retirement benefit plans on September 30, 2007. The effect of this new guidance was additional accumulated other comprehensive loss of $13.3 million, net of tax.

NOTE 11. DEBT

	September 30, 2009	September 30, 2008
	(In millions)	
Credit Facilities:		
Revolving loans	$330.4	$375.8
Term loans	456.4	540.4
Master Accounts Receivable Purchase Agreement	4.2	62.1
Notes due to sellers	11.0	12.8
Foreign bank borrowings and term loans	0.5	0.7
Other	7.6	7.7
	810.1	999.5
Less current portions	160.4	150.0
	$649.7	$849.5

The Company's debt matures as follows for each of the next five fiscal years and thereafter (in millions):

2010	$160.4
2011	195.1
2012	450.6
2013	0.5
2014	0.5
Thereafter	3.0
	$810.1

In connection with the recapitalization transactions discussed in "NOTE 5. 2007 RECAPITALIZATION," in February 2007, the Company entered into the following senior secured credit facilities totaling up to $2.15 billion in the aggregate: (a) a senior secured five-year term loan in the principal amount of $560 million and (b) a senior secured five-year revolving loan facility in the aggregate principal amount of up to $1.59 billion. Under the terms of these credit facilities, the Company may request an additional $200 million in revolving credit and/or term credit commitments, subject to approval from the lenders. Borrowings may be made in various currencies including U.S. dollars, Euros, British pounds, Australian dollars and Canadian dollars.

The terms of these senior secured credit facilities provide for customary representations and warranties and affirmative covenants. The senior secured credit facilities also contain customary negative covenants setting forth limitations, subject to negotiated carve-outs, on liens; contingent obligations; fundamental changes; acquisitions, investments, loans and advances; indebtedness; restrictions on subsidiary distributions; transactions with affiliates and officers; sales of assets; sale and leaseback transactions; changing the Company's fiscal year end; modifications of certain debt instruments; negative pledge clauses; entering into new lines of business; and restricted payments (including restricting dividend payments to $55 million annually based on the current Leverage Ratio (as defined) of the Company). The senior secured credit facilities are secured by collateral that includes the capital stock of specified subsidiaries of Scotts Miracle-Gro, substantially all domestic accounts receivable (exclusive of any "sold" receivables), inventory and equipment. The senior secured credit facilities also require the maintenance of a specified Leverage Ratio and Interest Coverage Ratio (both as defined), and are guaranteed by substantially all of Scotts Miracle-Gro's domestic subsidiaries.

The senior secured credit facilities have several borrowing options, including interest rates that are based on (i) a LIBOR rate plus a margin based on a Leverage Ratio (as defined) or (ii) the greater of the prime rate or the

Federal Funds Effective Rate (as defined) plus 1/2 of 1% plus a margin based on a Leverage Ratio (as defined). Commitment fees are paid quarterly and are calculated as an amount equal to the product of a rate based on a Leverage Ratio (as defined) and the average daily unused portion of both the revolving and term credit facilities. Amounts outstanding under the senior secured credit facilities at September 30, 2009 were at interest rates based on LIBOR applicable to the borrowed currencies plus 125 basis points. The weighted average interest rates on average debt under the credit facilities were 4.8% and 6.2% at September 30, 2009 and 2008, respectively. As of September 30, 2009, there was $1.2 billion of availability under the senior secured credit facilities. Under the senior secured credit facilities, the Company has the ability to issue letter of credit commitments up to $65.0 million. At September 30, 2009, the Company had letters of credit in the amount of $35.9 million outstanding.

On January 10, 2007, the Company also launched a cash tender offer for any and all of its outstanding 6⅝% senior subordinated notes due 2013 in an aggregate principal amount of $200 million. Substantially all of the 6⅝% senior subordinated notes were repurchased under the terms of the tender offer on February 14, 2007. The remaining senior subordinated notes not tendered were subsequently called and repurchased on March 26, 2007. Proceeds from the senior secured credit facilities were used to fund the repurchase of the 6⅝% senior subordinated notes, at an aggregate cost of $209.6 million including an early redemption premium.

At September 30, 2009, the Company had outstanding interest rate swap agreements with major financial institutions that effectively converted a portion of variable-rate debt denominated in U.S. dollars to a fixed rate. The swap agreements had a total U.S. dollar notional amount of $650.0 million at September 30, 2009. Interest payments made between the effective date and expiration date are hedged by the swap agreement, except as noted below. The term, expiration date and rates of these swap agreements are shown in the table below.

Notional Amount (In millions)	Effective Date(a)	Expiration Date	Fixed Rate
$200	3/30/2007	3/30/2010	4.87%
200	2/14/2007	2/14/2012	5.20%
50	2/14/2012	2/14/2016	3.78%
150(b)	11/16/2009	5/16/2016	3.26%
50(c)	2/16/2010	5/16/2016	3.05%

(a) The effective date refers to the date on which interest payments are first hedged by the applicable swap agreement.

(b) Interest payments made during the six-month period beginning November 14 of each year between the effective date and expiration date are hedged by the swap agreement.

(c) Interest payments made during the three-month period beginning February 14 of each year between the effective date and expiration date are hedged by the swap agreement.

The Company recorded a charge of $18.3 million (including approximately $8.0 million of non-cash charges associated with the write-off of deferred financing costs) during fiscal 2007 relating to the refinancing of the then existing $1.05 billion senior credit facility and the repurchase of the 6⅝% senior subordinated notes.

Master Accounts Receivable Purchase Agreement

On April 11, 2007, the Company entered into a one-year Master Accounts Receivable Purchase Agreement (the "2007 MARP Agreement"). On April 9, 2008, the Company terminated the 2007 MARP Agreement and entered into a Master Accounts Receivable Purchase Agreement (the "2008 MARP Agreement"). The terms of the 2008 MARP Agreement were substantially the same as the 2007 MARP Agreement. The 2008 MARP Agreement provided an interest rate that was equal to the 7-day LIBOR rate plus 85 basis points. The 2008 MARP Agreement provided for the discounted sale, on a revolving basis, of accounts receivable generated by specified account debtors, with seasonally adjusted monthly aggregate limits ranging from $10 million to $300 million. The 2008 MARP Agreement also provided for specified account debtor sublimit amounts, which provided limits on the amount of receivables owed by individual account debtors that could be sold to the banks. The 2008 MARP Agreement expired by its terms on April 8, 2009.

On May 1, 2009, the Company entered into a Master Accounts Receivable Purchase Agreement (the "2009 MARP Agreement"), with a stated termination date of May 1, 2010, or such later date as may be mutually agreed by the Company and its lender. The 2009 MARP Agreement provides an interest rate that is equal to the 7-day LIBOR rate plus 225 basis points. The 2009 MARP Agreement provides for the discounted sale, on an uncommitted, revolving basis, of accounts receivable generated by a specified account debtor, with aggregate limits not to exceed $80 million.

The Company accounts for the sale of receivables under the 2009 MARP Agreement as short-term debt and continues to carry the receivables on its Consolidated Balance Sheet, in accordance with GAAP primarily as a result of the Company's right to repurchase receivables sold. The caption "Accounts receivable pledged" on the accompanying Consolidated Balance Sheets in the amounts of $17.0 million and $146.6 million as of September 30, 2009 and 2008, respectively, represents the pool of receivables that have been designated as "sold" under the 2009 and 2008 MARP Agreements, respectively, and serve as collateral for short-term debt thereunder in the amounts of $4.2 million and $62.1 million as of those dates, respectively.

The Company was in compliance with the terms of all borrowing agreements at September 30, 2009. Our senior secured credit facilities contain, among other obligations, an affirmative covenant regarding our leverage ratio, calculated as indebtedness relative to our earnings before taxes, depreciation and amortization. Under the terms of the senior secured credit facilities, the maximum leverage ratio was 3.75 as of September 30, 2009, which is scheduled to decrease to 3.50 on September 30, 2010. Management continues to monitor the Company's compliance with the leverage ratio and other covenants contained in the senior secured credit facilities and, based upon the Company's current operating assumptions, the Company expects to remain in compliance with the permissible leverage ratio throughout fiscal 2010. However, an unanticipated charge to earnings or an increase in debt could materially affect our ability to remain in compliance with the financial covenants of our senior secured credit facilities, potentially causing the Company to have to seek an amendment or waiver from the lending group which would be likely to result in repricing of our senior secured credit facility to then current market rates.

A description of the Company's debt instruments and the methods and assumptions used to estimate their fair values is as follows:

Long-Term Debt

The interest rate currently available to the Company fluctuates with the applicable LIBOR rate, prime rate or Federal Funds Effective Rate, and thus the carrying value is a reasonable estimate of fair value.

Accounts Receivable Pledged

The interest rate on the short-term debt associated with accounts receivable pledged under the 2009 MARP Agreement fluctuates with the one-week LIBOR rate, and thus the carrying value is a reasonable estimate of fair value.

Estimated Fair Values

The estimated fair values of the Company's debt instruments are as follows for the fiscal years ended September 30 (in millions):

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Revolving loans	$330.4	$330.4	$375.8	$375.8
Foreign bank borrowings and term loans	0.5	0.5	0.7	0.7
Term loans	456.4	456.4	540.4	540.4
Master Accounts Receivable Purchase Agreement	4.2	4.2	62.1	62.1
Notes due to sellers	11.0	11.0	12.8	12.8
Other	7.6	7.6	7.7	7.7

NOTE 12. SHAREHOLDERS' EQUITY

	2009	2008
	(In millions)	
Preferred shares, no par value:		
Authorized	0.2 shares	0.2 shares
Issued	0.0 shares	0.0 shares
Common shares, no par value, $.01 stated value per share		
Authorized	100.0 shares	100.0 shares
Issued	68.1 shares	68.1 shares

In fiscal 1995, The Scotts Company merged with Stern's Miracle-Gro Products, Inc. ("Miracle-Gro"). At September 30, 2009, the former shareholders of Miracle-Gro, including Hagedorn Partnership L.P., owned approximately 31% of Scotts Miracle-Gro's outstanding common shares and, thus, have the ability to significantly influence the election of directors and approval of other actions requiring the approval of Scotts Miracle-Gro's shareholders.

Under the terms of the merger agreement with Miracle-Gro, the former shareholders of Miracle-Gro may not collectively acquire, directly or indirectly, beneficial ownership of Voting Stock (as that term is defined in the Miracle-Gro merger agreement) representing more than 49% of the total voting power of the outstanding Voting Stock, except pursuant to a tender offer for 100% of that total voting power, which tender offer is made at a price per share which is not less than the market price per share on the last trading day before the announcement of the tender offer and is conditioned upon the receipt of at least 50% of the Voting Stock beneficially owned by shareholders of Scotts Miracle-Gro other than the former shareholders of Miracle-Gro and their affiliates and associates.

Common shares held in treasury totaling 1.0 million and 0.6 million were reissued in support of share-based compensation awards and employee purchases under the employee stock purchase plan during fiscal 2009 and fiscal 2008, respectively. Scotts Miracle-Gro did not reacquire any common shares in fiscal 2009 or in fiscal 2008. See "NOTE 5. 2007 RECAPITALIZATION" for a discussion of the Company's fiscal 2007 recapitalization transactions.

Share-Based Awards

Scotts Miracle-Gro grants share-based awards annually to officers, other key employees of the Company and non-employee directors of Scotts Miracle-Gro. The share-based awards typically consist of stock options, restricted stock and restricted stock units, although performance share awards have been made. Stock appreciation rights ("SARs") also have been granted, though not in recent years. SARs result in less dilution than stock options as the SAR holder receives a net share settlement upon exercise. All of these share-based awards have been made under plans approved by the shareholders. Generally, employee share-based awards provide for three-year cliff vesting. Vesting for non-employee director awards varies based on the length of service and age of each director at the time of the award. Share-based awards are forfeited if a holder terminates employment or service with the Company prior to the vesting date. The Company estimates that 10-15% of its share-based awards will be forfeited based on an analysis of historical trends. This assumption is re-evaluated on an annual basis by grant and adjusted as appropriate. Stock options and SAR awards have exercise prices equal to the market price of the underlying common shares on the date of grant with a term of 10 years. If available, Scotts Miracle-Gro will typically use treasury shares, or if not available, newly-issued common shares, in satisfaction of its share-based awards.

A maximum of 18 million common shares are available for issuance under share-based award plans. At September 30, 2009, approximately 1.5 million common shares were not subject to outstanding awards and were available to underlie the grant of new share-based awards.

The following is a recap of the share-based awards granted during the periods indicated:

	Year Ended September 30,		
	2009	2008	2007
Key employees			
Options	701,100	889,700	821,200
Options and SARs due to recapitalization	—	—	872,147
Restricted stock	243,400	154,900	193,550
Restricted stock units	199,262	—	—
Performance shares	—	40,000	—
Board of Directors			
Deferred stock units	33,281	30,271	—
Options	—	—	127,000
Options due to recapitalization	—	—	202,649
Total share-based awards	1,177,043	1,114,871	2,216,546
Aggregate fair value at grant dates (in millions), excluding additional options and SARs issued due to the recapitalization	$ 16.7	$ 18.7	$ 22.3

As discussed in "NOTE 5. 2007 RECAPITALIZATION," the Company consummated a series of transactions as part of a recapitalization plan in the quarter ended March 31, 2007. The payment of a special dividend is a recapitalization or adjustment event under the Company's share-based award programs. As such, it was necessary to adjust the number of common shares subject to stock options and SARs outstanding at the time of the dividend, as well as the price at which such awards may be exercised. The adjustments to the outstanding awards resulted in an increase in the number of common shares subject to outstanding stock options and SAR awards in an aggregate amount of 1.1 million common shares. The methodology used to adjust the awards was consistent with Internal Revenue Code ("IRC") Section 409A and the then proposed regulations promulgated thereunder and IRC Section 424 and the regulations promulgated thereunder, compliance with which was necessary to avoid adverse tax consequences for the holder of an award. Such methodology also resulted in a fair value for the adjusted awards post-dividend equal to that of the unadjusted awards pre-dividend, with the result that there was no additional compensation expense in accordance with GAAP.

Total share-based compensation and the deferred tax benefit recognized were as follows for the periods indicated (in millions):

	Year Ended September 30,		
	2009	2008	2007
Share-based compensation	$14.5	$12.5	$15.5
Tax benefit recognized	5.6	4.8	6.2

Stock Options/SARs

Aggregate stock option and SARs activity consisted of the following for the year ended September 30, 2009 (options/SARs in millions):

	No. of Options/SARs	WTD. Avg. Exercise Price
Beginning balance	5.8	$29.01
Granted	0.7	$21.87
Exercised	(0.8)	$18.98
Forfeited	(0.3)	$35.57
Ending balance	5.4	$29.36
Exercisable	3.3	$26.80

The following summarizes certain information pertaining to stock option and SAR awards outstanding and exercisable at September 30, 2009 (options/SARs in millions):

	Awards Outstanding			Awards Exercisable		
Range of Exercise Price	No. of Options/ SARs	WTD. Avg. Remaining Life	WTD. Avg. Exercise Price	No. of Options/ SARS	Exercise Price	WTD. Avg. Remaining Life
$12.72 — $14.61	0.2	1.51	$12.84	0.2	$12.84	1.51
$16.03 — $19.82	0.5	2.53	17.17	0.5	17.17	2.53
$20.12 — $21.65	1.1	7.13	21.41	0.5	21.09	3.88
$24.45 — $28.97	0.8	4.93	25.68	0.8	25.68	4.93
$29.01 — $31.62	0.6	5.79	29.11	0.5	29.08	5.71
$33.25 — $37.48	0.5	6.66	35.73	0.5	35.72	6.57
$37.89 — $39.95	1.4	8.09	38.63	—	—	—
$40.53 — $46.70	0.3	7.49	43.30	0.3	43.34	7.83
	5.4	6.29	$29.36	3.3	$26.80	4.83

The intrinsic value of the stock option and SAR awards outstanding and exercisable at September 30, were as follows (in millions):

	2009
Outstanding	$73.4
Exercisable	53.0

The grant date fair value of stock option awards are estimated using a binomial model and the assumptions in the following table. Expected market price volatility is based on implied volatilities from traded options on Scotts Miracle-Gro's common shares and historical volatility specific to the common shares. Historical data, including demographic factors impacting historical exercise behavior, is used to estimate stock option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life (normally ten years) of the stock option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of stock options is based on historical experience and expectations for grants outstanding. The weighted average assumptions for awards granted are as follows for the periods indicated:

	Year Ended September 30,		
	2009	2008	2007
Expected market price volatility	45.3%	30.2%	26.3%
Risk-free interest rates	3.0%	4.0%	4.8%
Expected dividend yield	2.3%	1.3%	1.1%
Expected life of stock options in years	5.93	6.19	5.83
Estimated weighted-average fair value per stock option	$7.93	$12.34	$11.42

Restricted Stock (including Performance Shares)

Restricted stock award activity was as follows:

	No. of Shares	Wtd. Avg. Grant Date Fair Value per Share
Awards outstanding at September 30, 2006	302,795	$39.26
Granted	193,550	45.69
Vested	(114,665)	35.67
Forfeited	(104,600)	43.23
Awards outstanding at September 30, 2007	277,080	43.74
Granted	187,000	39.99
Vested	(29,215)	34.91
Forfeited	(53,300)	43.23
Awards outstanding at September 30, 2008	381,565	42.65
Granted	251,300	22.31
Vested	(113,653)	38.86
Forfeited	(34,962)	36.35
Awards outstanding at September 30, 2009	484,250	$33.44

Restricted Stock Units (including Deferred Stock Units)

Restricted stock unit award activity was as follows:

	No. of Shares	Wtd. Avg. Grant Date Fair Value per Share
Awards outstanding at September 30, 2007	—	$ —
Granted	30,271	38.78
Vested	—	—
Forfeited	—	—
Awards outstanding at September 30, 2008	30,271	38.78
Granted	232,543	25.57
Vested	(6,115)	38.74
Forfeited	(3,000)	21.65
Awards outstanding at September 30, 2009	253,699	$26.87

As of September 30, 2009, total unrecognized compensation cost related to non-vested share-based awards amounted to $13.9 million. This cost is expected to be recognized over a weighted-average period of 1.7 years. Unearned compensation cost is amortized by grant on the straight-line method over the vesting period, with the amortization expense classified as a component of "Selling, general and administrative" expense within the Consolidated Statements of Operations.

The total intrinsic value of stock options exercised was $16.1 million, $11.4 million and $65.5 million during fiscal 2009, fiscal 2008 and fiscal 2007, respectively. The total fair value of restricted stock vested was $4.4 million, $1.1 million and $5.5 million during fiscal 2009, fiscal 2008 and fiscal 2007, respectively. The total fair value of restricted stock units vested was $0.2 million during fiscal 2009.

Cash received from the exercise of stock options for fiscal 2009 was $14.8 million. The tax benefit realized from the tax deductions associated with the exercise of share-based awards and the vesting of restricted stock totaled $7.1 million for fiscal 2009.

NOTE 13. EARNINGS (LOSS) PER COMMON SHARE

The following table (in millions, except per share data) presents information necessary to calculate basic and diluted earnings (loss) per common share. Basic earnings (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding plus all potentially dilutive securities. Stock options with exercise prices greater than the average market price of the underlying common shares are excluded from the computation of diluted net income (loss) per share because they are out-of-the-money. The number of common shares covered by out-of-the-money stock options was 2.3 million, 4.0 million and 0.17 million common shares for the years ended September 30, 2009, 2008 and 2007, respectively. Because of the net loss in fiscal 2008, 0.9 million potential common shares were not included in the calculation of diluted loss per share because to do so would have been anti-dilutive.

	Year Ended September 30,		
	2009	2008	2007
	(in millions except per share data)		
Net income (loss)	$153.3	$(10.9)	$113.4
BASIC EARNINGS (LOSS) PER COMMON SHARE:			
Weighted-average common shares outstanding during the period	65.0	64.5	65.2
Net income (loss)	$ 2.36	$(0.17)	$ 1.74
DILUTED EARNINGS (LOSS) PER COMMON SHARE:			
Weighted-average common shares outstanding during the period	65.0	64.5	65.2
Potential common shares	1.1	—	1.8
Weighted-average number of common shares outstanding and dilutive potential common shares	66.1	64.5	67.0
Net income (loss)	$ 2.32	$(0.17)	$ 1.69

NOTE 14. INCOME TAXES

The provision (benefit) for income taxes consisted of the following (in millions):

	Year Ended September 30,		
	2009	2008	2007
Current:			
Federal	$49.9	$ 27.9	$54.5
State	5.1	2.8	5.4
Foreign	8.4	12.5	8.5
Total Current	63.4	43.2	68.4
Deferred:			
Federal	(5.5)	(13.6)	6.5
State	(0.8)	(1.9)	(0.6)
Foreign	0.3	(1.0)	0.4
Total Deferred	(6.0)	(16.5)	6.3
Provision for income taxes	$57.4	$ 26.7	$74.7

The domestic and foreign components of income before taxes were as follows (in millions):

	Year Ended September 30,		
	2009	2008	2007
Domestic	$191.1	$ 75.0	$175.3
Foreign	19.6	(59.2)	12.8
Income before taxes	$210.7	$ 15.8	$188.1

A reconciliation of the federal corporate income tax rate and the effective tax rate on income before income taxes from continuing operations is summarized below (in millions):

	Year Ended September 30,		
	2009	2008	2007
Statutory income tax rate	35.0%	35.0%	35.0%
Effect of foreign operations	(0.7)	(4.5)	(0.5)
State taxes, net of federal benefit	2.3	0.6	1.6
Change in state NOL and credit carryforwards	(0.4)	(1.3)	(0.2)
Research & Development tax credit	(0.5)	(4.7)	(0.5)
Change in valuation allowances	(8.8)	106.9	1.0
Effect of goodwill impairment and other permanent differences	(0.7)	42.3	4.8
Other	1.0	(5.7)	(1.5)
Effective income tax rate	27.2%	168.6%	39.7%

Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, and operating loss and tax credit carryforwards for tax purposes. The components of the deferred income tax assets and liabilities as of September 30, 2009 and 2008 were as follows (in millions):

	September 30,	
	2009	2008
DEFERRED TAX ASSETS		
Inventories	$ 20.3	$ 18.5
Accrued liabilities	76.5	64.0
Postretirement benefits	46.6	40.0
Accounts receivable	8.6	8.4
State NOL carryovers	4.6	4.6
Foreign NOL carryovers	42.0	45.9
Other	16.1	12.7
Gross deferred tax assets	214.7	194.1
Valuation allowance	(43.1)	(65.8)
Total deferred tax assets	171.6	128.3
DEFERRED TAX LIABILITIES		
Property, plant and equipment	(41.7)	(34.3)
Intangible assets	(68.6)	(52.9)
Other	(7.1)	(5.6)
Total deferred tax liabilities	(117.4)	(92.8)
Net deferred tax asset	$ 54.2	$ 35.5

The net current and non-current components of deferred income taxes recognized in the Consolidated Balance Sheets were (in millions):

	September 30,	
	2009	2008
Net current deferred tax asset (classified with prepaid and other assets)	$103.8	$ 78.1
Net non-current deferred tax liability (classified with other liabilities)	(49.6)	(42.6)
Net deferred tax asset	$ 54.2	$ 35.5

Tax benefits relating to state net operating loss carryforwards were $4.6 million at both September 30, 2009 and 2008. State net operating loss carryforward periods range from 5 to 20 years. Any losses not utilized within a specific state's carryforward period will expire. State net operating loss carryforwards include $1.1 million of tax benefits relating to Smith & Hawken®. As these losses may only be used against income of Smith & Hawken®, and cannot be used to offset income of the consolidated group, a full valuation allowance has been recorded against this tax asset. Tax benefits associated with state tax credits amounted to $0.4 million and $0.3 million at September 30, 2009 and 2008, respectively.

Fiscal 2009 income tax expense includes the reduction of $18.4 million of valuation allowances recorded in prior years to fully reserve deferred tax assets that originated from impairment charges recorded for the Smith & Hawken® business in fiscal 2007 and fiscal 2008. In fiscal 2008, when the Company was attempting to sell Smith & Hawken®, the Company concluded that it would not receive any future tax benefit from these deferred tax assets as a stock sale would have resulted in a non-deductible capital loss. Given the Company's fourth quarter fiscal 2009 decision to close the Smith & Hawken® business, the Company concluded that the losses generated would be deducted for tax purposes.

Deferred taxes have not been provided on unremitted earnings approximating $143.0 million of certain foreign subsidiaries and foreign corporate joint ventures as such earnings have been permanently reinvested. The Company has also elected to treat certain foreign entities as disregarded entities for U.S. tax purposes, which results in their net income or loss being recognized currently in the Company's U.S. tax return. As such, the tax benefit of net operating losses available for foreign statutory tax purposes has already been recognized for U.S. purposes. Accordingly, a full valuation allowance is required on the tax benefit of these net operating losses on global consolidation. The statutory tax benefit of these net operating loss carryovers amounted to $40.5 million and $45.9 million for the fiscal years ended September 30, 2009 and 2008, respectively. A full valuation allowance has been placed on these assets for worldwide tax purposes.

GAAP provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

The Company had $6.2 million and $7.2 million of gross unrecognized tax benefits related to uncertain tax positions at September 30, 2009 and 2008, respectively. Included in the September 30, 2009 and 2008 balances were $6.4 million and $6.5 million, respectively, of unrecognized tax benefits that, if recognized, would have an impact on the effective tax rate.

A reconciliation of the unrecognized tax benefits for fiscal 2009 and fiscal 2008 is as follows (in millions):

	2009	2008
Balance at beginning of year	$ 7.2	$10.0
Additions for tax positions of the current year	0.5	2.2
Additions for tax positions of prior years	1.1	0.6
Reductions for tax positions of the current year	(0.1)	(0.1)
Reductions for tax positions of prior years	(0.7)	(1.8)
Settlements with tax authorities	(0.3)	(1.8)
Expiration of statutes of limitation	(1.5)	(1.9)
Balance at end of year	$ 6.2	$ 7.2

The Company continues to recognize accrued interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. As of both September 30, 2009 and 2008, the Company had $1.2 million accrued for the payment of interest that, if recognized, would impact the effective tax rate. As of both September 30, 2009 and 2008, the Company had $0.6 million accrued for the payment of penalties that, if recognized, would impact the effective tax rate. For the year ended September 30, 2009, the Company recognized a $0.1 million benefit related to tax interest and tax penalties in its statement of operations.

ScottsMiracle-Gro or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions. With few exceptions, the Company is no longer subject to examinations by these tax authorities for fiscal years prior to 2006. The Company is currently under examination by certain foreign and U.S. state and local tax authorities. In regard to the foreign audits, the tax periods under investigation are limited to fiscal years 2006 through 2008. In the Company's third quarter of fiscal 2008, the Canada Revenue Agency completed an examination of income tax returns for fiscal years 2002 and 2003 resulting in no material modifications or adjustments to unrecognized tax benefits. In regards to the U.S. state and local audits, the tax periods under investigation are limited to fiscal years 2001 through 2007. In addition to the aforementioned audits, certain other tax deficiency issues and refund claims for previous years remain unresolved.

The Company currently anticipates that few of its open and active audits will be resolved in the next 12 months. The Company is unable to make a reasonably reliable estimate as to when or if cash settlements with taxing authorities may occur. Although audit outcomes and the timing of audit payments are subject to significant uncertainty, the Company does not anticipate that the resolution of these tax matters or any events related thereto will result in a material change to its consolidated financial position, results of operations or cash flows.

Management judgment is required in determining tax provisions and evaluating tax positions. Management believes its tax positions and related provisions reflected in the consolidated financial statements are fully supportable and appropriate. The Company established reserves for additional income taxes that may become due if the tax positions are challenged and not sustained, and as such, the Company's tax provision includes the impact of recording reserves and changes thereto. Based on currently available information, the Company believes that the ultimate outcome of any challenges to its tax positions will not have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Derivatives and Hedging

The Company is exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. To manage the volatility related to these exposures, the Company enters into various financial transactions. The utilization of these financial transactions is governed by policies covering acceptable counterparty exposure, instrument types and other hedging practices. The Company does not hold or issue derivative financial instruments for speculative trading purposes.

The Company formally designates and documents qualifying instruments as hedges of underlying exposures at inception. The Company formally assesses, both at inception and at least quarterly, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Fluctuations in the value of these instruments generally are offset by changes in the fair value or cash flows of the underlying exposures being hedged. This offset is driven by the high degree of effectiveness between the exposure being hedged and the hedging instrument. GAAP requires all derivative instruments to be recognized as either assets or liabilities at fair value in the Consolidated Balance Sheets. The Company designates commodity hedges as cash flow hedges of forecasted purchases of commodities and interest rate swap agreements as cash flow hedges of interest payments on variable rate borrowings. Any ineffective portion of a change in the fair value of a qualifying instrument is immediately recognized in earnings. The amounts recorded in earnings related to ineffectiveness of derivative hedges for the years ended September 30, 2009, 2008 and 2007 were not significant.

Foreign Currency Swap Contracts

The Company periodically uses foreign currency swap contracts to manage the exchange rate risk associated with intercompany loans with foreign subsidiaries that are denominated in local currencies. At September 30, 2009, the notional amount of outstanding foreign currency swap contracts was $105.9 million, with a fair value of $(3.9) million. The fair value of foreign currency swap contracts is determined based on changes in spot rates. The unrealized loss on the foreign currency swap contracts approximates the unrealized gain on the intercompany loans recognized by the Company's lending subsidiaries.

Interest Rate Swap Agreements

The Company enters into interest rate swap agreements as a means to hedge its variable interest rate exposure on debt instruments. The fair values are reflected in the Company's Consolidated Balance Sheets. Net amounts to be received or paid under the swap agreements are reflected as adjustments to interest expense. Since the interest rate swap agreements have been designated as hedging instruments, unrealized gains or losses resulting from adjusting these swaps to fair value are recorded as elements of accumulated other comprehensive loss ("AOCI") within the Consolidated Balance Sheets. The fair value of the swap agreements is determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

At September 30, 2009 and 2008, the Company had outstanding interest rate swap agreements with major financial institutions that effectively converted a portion of the Company's variable-rate debt to a fixed rate. The swap agreements had a total U.S. dollar equivalent notional amount of $650.0 million and $711.4 million at September 30, 2009 and 2008, respectively. Refer to "NOTE 11. DEBT" for the terms of the swap agreements outstanding at September 30, 2009. Included in the AOCI balance at September 30, 2009 is a pre-tax loss of $16.5 million related to interest rate swap agreements that is expected to be reclassified to earnings during the next 12 months, consistent with the timing of the underlying hedged transactions.

Commodity Hedges

The Company has outstanding hedging arrangements at September 30, 2009 designed to fix the price of a portion of its urea needs. The contracts are designated as hedges of the Company's exposure to future cash flow fluctuations associated with the cost of urea. The objective of the hedges is to mitigate the earnings and cash flow volatility attributable to the risk of changing prices. Unrealized gains or losses in the fair value of these contracts are recorded to the AOCI component of shareholders' equity. Realized gains or losses remain as a component of AOCI until the related inventory is sold. Upon sale of the underlying inventory, the gain or loss is reclassified to cost of sales. Included in the AOCI balance at September 30, 2009 is a pre-tax loss of $3.5 million related to urea derivatives that is expected to be reclassified to earnings during the next 12 months, consistent with the timing of the underlying hedged transactions.

Periodically, the Company also uses fuel derivatives to partially mitigate the effect of fluctuating diesel and gasoline costs on operating results. Historically, the majority of fuel derivatives used by the Company has not qualified for hedge accounting treatment in accordance with GAAP and are marked-to-market, with unrealized gains and losses on open contracts and realized gains or losses on settled contracts recorded as an element of cost of sales.

In the third quarter of fiscal 2009, the Company entered into fuel derivatives for its Scotts LawnService® business that qualify for hedge accounting treatment. Unrealized gains or losses in the fair value of these contracts are recorded to the AOCI component of shareholders' equity except for any ineffective portion of the change in fair value, which is immediately recorded in earnings. For the effective portion of the change in fair value, realized gains or losses remain as a component of AOCI until the related fuel is consumed by the Scotts LawnService® service vehicles. Upon consumption of the fuel, the gain or loss is reclassified to cost of sales. Included in the AOCI balance at September 30, 2009 is a pre-tax gain of $0.1 million related to fuel derivatives that is expected to be reclassified to earnings during the next 12 months, consistent with the timing of the underlying hedged transactions.

As of September 30, 2009, the Company had the following outstanding commodity contracts that were entered into to hedge forecasted purchases:

Commodity	Volume
Urea	74,000 tons
Diesel	966,000 gallons
Gasoline	336,000 gallons

Fair Values of Derivative Instruments

The fair values of the Company's derivative instruments were as follows (in millions):

	Assets/(Liabilities)			
	September 30, 2009		September 30, 2008	
Derivatives Designated as Hedging Instruments	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Interest rate swap agreements	Other assets	$ —	Other assets	$ 0.4
	Other liabilities	(23.7)	Other liabilities	(15.4)
Commodity hedging instruments	Prepaid and other assets	0.1	Prepaid and other assets	—
	Other current liabilities	—	Other current liabilities	(8.5)
Total derivatives designated as hedging instruments		$(23.6)		$(23.5)
Derivatives not Designated as Hedging Instruments(1)				
Foreign currency swap contracts	Other current liabilities	$ (3.9)	Other current liabilities	$ —
Commodity hedging instruments	Prepaid and other assets	0.1	Prepaid and other assets	$ 1.9
	Other current liabilities	(0.1)	Other current liabilities	(0.6)
Total derivatives not designated as hedging instruments(1)		$ (3.9)		$ 1.3
Total derivatives		$(27.5)		$(22.2)

(1) See discussion above for additional information regarding the Company's purpose for entering into derivatives not designated as hedging instruments and its overall risk management strategy.

Refer to "NOTE 16. FAIR VALUE MEASUREMENTS" for the Company's fair value measurements of derivative instruments as they relate to the valuation hierarchy.

The effect of derivative instruments on OCI and the Consolidated Statements of Operations for the years ended September 30, 2009 and 2008 was as follows (in millions):

	Amount of Gain/(Loss) Recognized in OCI	
	Year Ended	
Derivatives in Cash Flow Hedging Relationships	**2009**	**2008**
Interest rate swap agreements	$(20.5)	$(12.9)
Commodity hedging instruments	(6.7)	(4.0)
Total	$(27.2)	$(16.9)

		Amount of Gain/(Loss) Reclassified From OCI Into Earnings	
		Year Ended	
Derivatives in Cash Flow Hedging Relationships	**Location of Gain/(Loss) Reclassified From OCI Into Earnings**	**2009**	**2008**
Interest rate swap agreements	Interest expense	$(16.1)	$(7.1)
Commodity hedging instruments	Cost of sales	(8.0)	2.0
Total		$(24.1)	$(5.1)

Derivatives not Designated As Hedging Instruments	Location of Gain/(Loss) Recognized in Income	Amount of Gain/(Loss) Recognized in Earnings Year Ended 2009	2008
Foreign currency swap contracts	Interest expense	$(10.2)	$5.7
Commodity hedging instruments	Cost of sales	(0.7)	3.5
Total		$(10.9)	$9.2

NOTE 16. FAIR VALUE MEASUREMENTS

As disclosed in "NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES," the Company adopted new accounting guidance with respect to the fair value measurement and disclosure of financial assets and liabilities. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following describes the valuation methodologies used for financial assets and liabilities measured at fair value, as well as the general classification within the valuation hierarchy.

Derivatives

Derivatives consist of foreign currency, interest rate and commodity derivative instruments. The Company uses foreign currency swap contracts to manage the exchange rate risk associated with intercompany loans with foreign subsidiaries that are denominated in U.S. dollars. These contracts are valued using observable forward rates in commonly quoted intervals for the full term of the contracts.

Interest rate derivatives consist of interest rate swap agreements. The Company enters into interest rate swap agreements as a means to hedge its variable interest rate exposure on debt instruments. The fair value of the swap agreements is determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

The Company has hedging arrangements designed to fix the price of a portion of its urea and fuel needs. The objective of the hedges is to mitigate the earnings and cash flow volatility attributable to the risk of changing prices. These contracts are measured using observable commodity exchange prices in active markets.

These derivative instruments are classified within Level 2 of the valuation hierarchy and are included within other noncurrent assets and other noncurrent liabilities in our Consolidated Balance Sheets, except for derivative instruments expected to be settled within the next 12 months, which are included within prepaid and other assets and other current liabilities.

For further information on the Company's derivative instruments, refer to "NOTE 15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES."

Other

Other financial assets and liabilities consist of investment securities in non-qualified retirement plan assets. These securities are valued using observable market prices in active markets. These investment securities, and the related liabilities, are classified within Level 1 of the valuation hierarchy and are included within other noncurrent assets and other noncurrent liabilities in our Consolidated Balance Sheets.

The following table presents the Company's financial assets and liabilities measured at fair value on a recurring basis at September 30, 2009 (in millions):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Assets				
Derivatives				
Commodity hedging instruments	$ —	$ 0.2	$—	$ 0.2
Other	5.7	—	—	5.7
Total	$5.7	$ 0.2	$—	$ 5.9
Liabilities				
Derivatives				
Interest rate swap agreements	$ —	$(23.7)	$—	$(23.7)
Foreign currency swap contracts	—	(3.9)	—	(3.9)
Commodity hedging instruments	—	(0.1)	—	(0.1)
Total	$ —	$(27.7)	$—	$(27.7)

NOTE 17. OPERATING LEASES

The Company leases certain property and equipment from third parties under various non-cancelable operating lease agreements. Certain lease agreements contain renewal and purchase options. The lease agreements generally provide that the Company pay taxes, insurance and maintenance expenses related to the leased assets. Future minimum lease payments for non-cancelable operating leases at September 30, 2009, are as follows (in millions):

2010	$ 46.1
2011	38.7
2012	32.6
2013	22.5
2014	20.7
Thereafter	26.2
Total future minimum lease payments	$186.8

Included in the future minimum lease payments are lease payments scheduled to occur in 2010 and beyond in accordance with the Smith & Hawken® retail store lease agreements. For Smith & Hawken® lease termination agreements that were executed as of September 30, 2009, the remaining lease payments, if any, cease in the first quarter of fiscal 2010. For Smith & Hawken® lease termination agreements not executed as of September 30, 2009, the remaining lease payments reflected in the table are in accordance with the terms of the original lease agreement.

However, to the extent Smith & Hawken® lease termination agreements are executed subsequent to September 30, 2009, the future lease payments reflected in the table will decrease.

The Company also leases certain vehicles (primarily cars and light trucks) under agreements that are cancelable after the first year, but typically continue on a month-to-month basis until canceled by the Company. The vehicle leases and certain other non-cancelable operating leases contain residual value guarantees that create a contingent obligation on the part of the Company to compensate the lessor if the leased asset cannot be sold for an amount in excess of a specified minimum value at the conclusion of the lease term. If all such vehicle leases had been canceled as of September 30, 2009, the Company's residual value guarantee would have approximated $5.9 million.

Other residual value guarantee amounts that apply at the conclusion of the non-cancelable lease term are as follows:

	Amount of Guarantee	Lease Termination Date
Scotts LawnService® vehicles	$15.7 million	2013
Corporate aircraft	12.8 million	2012

Rent expense for fiscal 2009, fiscal 2008 and fiscal 2007 totaled $65.6 million, $68.1 million and $74.9 million, respectively.

NOTE 18. COMMITMENTS

The Company has the following unconditional purchase obligations due during each of the next five fiscal years that have not been recognized on the Consolidated Balance Sheet at September 30, 2009 (in millions):

2010	$235.5
2011	106.4
2012	65.0
2013	42.9
2014	11.6
Thereafter	—
	$461.4

Purchase obligations primarily represent commitments for materials used in the Company's manufacturing processes, as well as commitments for warehouse services, grass seed and out-sourced information services.

NOTE 19. CONTINGENCIES

Management regularly evaluates the Company's contingencies, including various lawsuits and claims which arise in the normal course of business, product and general liabilities, workers' compensation, property losses and other fiduciary liabilities for which the Company is self-insured or retains a high exposure limit. Self-insurance reserves are established based on actuarial loss estimates for specific individual claims plus actuarially estimated amounts for incurred but not reported claims and adverse development factors for existing claims. Legal costs incurred in connection with the resolution of claims, lawsuits and other contingencies generally are expensed as incurred. In the opinion of management, its assessment of contingencies is reasonable and related reserves, in the aggregate, are adequate; however, there can be no assurance that final resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows. The following are the more significant of the Company's identified contingencies:

FIFRA Compliance and the Corresponding Governmental Investigations

For a description of the Company's ongoing FIFRA compliance efforts and the corresponding governmental investigation, see "NOTE 2. PRODUCT REGISTRATION AND RECALL MATTERS."

U.S. Horticultural Supply, Inc. (F/K/A E.C. Geiger, Inc.)

On November 5, 2004, U.S. Horticultural Supply, Inc. ("Geiger") filed suit against the Company in the U.S. District Court for the Eastern District of Pennsylvania. The complaint alleged that the Company conspired with another distributor, Griffin Greenhouse Supplies, Inc., to restrain trade in the horticultural products market, in violation of Section 1 of the Sherman Antitrust Act. Geiger's damages expert quantified Geiger's alleged damages at approximately $3.3 million, which could have been trebled under antitrust laws. Geiger also sought recovery of attorneys' fees and costs. On January 13, 2009, the U.S. District Court granted the Company's motion for summary judgment and entered judgment for the Company. Geiger has appealed the ruling to the U.S. Court of Appeals for the Third Circuit.

The Company continues to pursue the collection of funds owed to the Company by Geiger as confirmed by the Company's April 25, 2005 judgment against Geiger.

Other Regulatory Matters

In 1997, the Ohio Environmental Protection Agency initiated an enforcement action against the Company with respect to alleged surface water violations and inadequate wastewater treatment capabilities at its Marysville, Ohio facility, seeking corrective action under the federal Resource Conservation and Recovery Act. The action related to discharges from on-site waste water treatment and several discontinued on-site disposal areas. Pursuant to a Consent Order entered by the Union County Common Pleas Court in 2002, the Company is actively engaged in restoring the site to eliminate exposure to waste materials from the discontinued on-site disposal areas.

At September 30, 2009, $3.2 million was accrued for other regulatory matters in the "Other liabilities" line in the Consolidated Balance Sheet. The amounts accrued are believed to be adequate to cover such known environmental exposures based on current facts and estimates of likely outcomes. However, if facts and circumstances change significantly, they could result in a material adverse effect on the Company's financial condition, results of operations or cash flows.

Other

The Company has been named as a defendant in a number of cases alleging injuries that the lawsuits claim resulted from exposure to asbestos-containing products, apparently based on the Company's historic use of vermiculite in certain of its products. The complaints in these cases are not specific about the plaintiffs' contacts with the Company or its products. The Company in each case is one of numerous defendants and none of the claims seek damages from the Company alone. The Company believes that the claims against it are without merit and is vigorously defending against them. It is not currently possible to reasonably estimate a probable loss, if any, associated with these cases and, accordingly, no accrual or reserves have been recorded in the Company's consolidated financial statements. The Company is reviewing agreements and policies that may provide insurance coverage or indemnity as to these claims and is pursuing coverage under some of these agreements and policies, although there can be no assurance of the results of these efforts. There can be no assurance that these cases, whether as a result of adverse outcomes or as a result of significant defense costs, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company is reviewing agreements and policies that may provide insurance coverage or indemnity as to these claims and is pursuing coverage under some of these agreements and policies, although there can be no assurance of the results of these efforts.

On April 27, 2007, the Company received a proposed Order On Consent from the New York State Department of Environmental Conservation (the "Proposed Order") alleging that, during calendar year 2003, the Company and James Hagedorn, individually and as Chairman of the Board and Chief Executive Officer of the Company, unlawfully donated to a Port Washington, New York youth sports organization forty bags of Scotts® LawnPro Annual Program Step 3 Insect Control Plus Fertilizer which, while federally registered, was allegedly not registered in the state of New York. The Proposed Order requests penalties totaling $695,000. The Company has responded in writing to the New York State Department of Environmental Conservation with respect to the Proposed Order and is awaiting a response.

The Company is involved in other lawsuits and claims which arise in the normal course of business. These claims individually and in the aggregate are not expected to result in a material adverse effect on the Company's financial condition, results of operations or cash flows.

NOTE 20. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The Company sells its consumer products to a wide variety of retailers, including home centers, mass merchandisers, warehouse clubs, large hardware chains, independent hardware stores, nurseries, garden centers, food and drug stores, commercial nurseries and greenhouses and specialty crop growers. Concentrations of accounts receivable at September 30, net of accounts receivable pledged under the terms of the 2009 MARP Agreement and the 2008 MARP Agreement, as applicable whereby the purchaser has assumed the risk associated with the debtor's financial inability to pay ($17.0 million and $146.6 million for 2009 and 2008, respectively), were as follows:

	2009	2008
Due from customers geographically located in North America	76%	53%
Applicable to the consumer business	84%	61%
Applicable to Scotts LawnService®, the professional businesses (primarily distributors) and Smith & Hawken®	16%	39%
Top 3 customers as a percent of total North America Consumer accounts receivable	63%	0%

The remainder of the Company's accounts receivable at September 30, 2009 and 2008, were generated from customers located outside of North America, primarily retailers, distributors, nurseries and growers in Europe. No concentrations of customers or individual customers within this group accounted for more than 10% of the Company's accounts receivable at either balance sheet date.

The Company's three largest customers are reported within the Global Consumer segment, and are the only customers that individually represent more than 10% of reported consolidated net sales for each of the last three fiscal years. These three customers accounted for the following percentages of consolidated net sales for the fiscal years ended September 30:

	Largest Customer	2nd Largest Customer	3rd Largest Customer
2009	25.7%	14.8%	14.2%
2008	21.0%	13.5%	13.4%
2007	20.2%	10.9%	10.2%

NOTE 21. OTHER (INCOME) EXPENSE

Other (income) expense consisted of the following for the fiscal years ended September 30 (in millions):

	2009	2008	2007
Royalty income	$(4.1)	$ (9.6)	$ (9.9)
Gain from peat transaction	(1.0)	(1.2)	(1.0)
Franchise fees	(0.6)	(0.2)	(0.2)
Foreign currency (gains) losses	0.1	0.9	(0.2)
Other, net	3.4	(0.3)	(0.2)
Total	$(2.2)	$(10.4)	$(11.5)

NOTE 22. SEGMENT INFORMATION

For fiscal 2009 and fiscal 2008, the Company divided its business into the following segments — Global Consumer, Global Professional, Scotts LawnService®, and Corporate & Other. This division of reportable segments is consistent with how the segments report to and are managed by senior management of the Company.

The Global Consumer segment consists of the North American Consumer and International Consumer business groups. The business groups comprising this segment manufacture, market and sell dry, granular slow-release lawn fertilizers, combination lawn fertilizer and control products, grass seed, spreaders, water-soluble, liquid and continuous release garden and indoor plant foods, plant care products, potting, garden and lawn soils, mulches and other growing media products and pesticide products. Products are marketed to mass merchandisers, home centers, large hardware chains, warehouse clubs, distributors, garden centers and grocers in the United States, Canada and Europe.

The Global Professional segment is focused on a full line of horticultural products including controlled-release and water-soluble fertilizers and plant protection products, wetting agents, grass seed products, spreaders and customer application services. Products are sold to commercial nurseries and greenhouses and specialty crop growers, primarily in North America and Europe. Our consumer businesses in Australia and Latin America are also part of the Global Professional segment.

The Scotts LawnService® segment provides lawn fertilization, disease and insect control and other related services such as core aeration, tree and shrub fertilization and limited pest control services primarily to residential consumers through company-owned branches and franchises in the United States.

The Corporate & Other segment consists of the Smith & Hawken® business and corporate general and administrative expenses.

The following table presents segment financial information for fiscal 2009, fiscal 2008 and fiscal 2007 (in millions) in accordance with GAAP. The presentation of the segment financial information is consistent with the basis used by management (i.e., certain costs not allocated to business segments for internal management reporting purposes are not allocated for purposes of this presentation).

	2009	2008	2007
Net sales:			
Global Consumer	$2,457.6	$2,250.1	$2,176.2
Global Professional	293.1	348.8	281.9
Scotts LawnService®	231.1	247.4	230.5
Corporate & Other	160.8	158.6	184.0
Segment total	3,142.6	3,004.9	2,872.6
Roundup® amortization	(0.8)	(0.8)	(0.8)
Product registration and recall matters — returns	(0.3)	(22.3)	—
	$3,141.5	$2,981.8	$2,871.8
Operating income (loss):			
Global Consumer	$ 429.3	$ 344.5	$ 379.1
Global Professional	19.4	33.7	31.3
Scotts LawnService®	19.0	11.3	11.3
Corporate & Other	(144.8)	(87.2)	(90.5)
Segment total	322.9	302.3	331.2
Roundup® amortization	(0.8)	(0.8)	(0.8)
Amortization	(11.7)	(15.6)	(15.3)
Product registration and recall matters	(28.6)	(51.1)	—
Impairment of assets	—	(136.8)	(35.3)
Restructuring and other charges	(14.7)	—	(2.7)
	$ 267.1	$ 98.0	$ 277.1
Depreciation & amortization:			
Global Consumer	$ 39.6	$ 42.2	$ 39.1
Global Professional	3.6	3.3	3.6
Scotts LawnService®	4.9	5.2	4.1
Corporate & Other	12.3	19.6	20.7
	$ 60.4	$ 70.3	$ 67.5
Capital expenditures:			
Global Consumer	$ 62.6	$ 50.2	$ 37.8
Global Professional	1.8	1.0	1.2
Scotts LawnService®	1.8	1.8	3.8
Corporate & Other	9.2	7.2	11.2
	$ 75.4	$ 60.2	$ 54.0

	2009	2008	2007
Total assets:			
Global Consumer	$1,478.8	$1,483.8	
Global Professional	359.8	289.9	
Scotts LawnService®	176.1	186.5	
Corporate & Other	205.4	196.1	
	$2,220.1	$2,156.3	

Segment operating income (loss) represents earnings before amortization of intangible assets, interest and taxes, since this is the measure of profitability used by management. Accordingly, the Corporate & Other operating loss includes unallocated corporate general and administrative expenses and certain other income/expense not allocated to the business segments.

Total assets reported for the Company's operating segments include the intangible assets for the acquired businesses within those segments. Corporate & Other assets primarily include deferred financing and debt issuance costs and corporate intangible assets, as well as deferred tax assets and Smith & Hawken® assets.

The following table presents net sales and property, plant and equipment by geographic area for fiscal 2009, fiscal 2008 and fiscal 2007 (in millions):

	2009	2008	2007
Net sales:			
North America	$2,626.2	$2,435.7	$2,402.0
International	515.3	546.1	469.8
	$3,141.5	$2,981.8	$2,871.8
Property, plant and equipment, net:			
North America	$ 321.6	$ 297.3	$ 313.9
International	48.1	46.8	52.0
	$ 369.7	$ 344.1	$ 365.9

NOTE 23. QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal 2009 and fiscal 2008 (in millions, except per share data).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
FISCAL 2009					
Net sales	$318.0	$960.1	$1,280.0	$583.4	$3,141.5
Gross profit	84.2	358.3	486.8	159.7	1,089.0
Net income (loss)	(57.0)	77.4	147.8	(14.9)	153.3
Basic earnings (loss) per common share	$(0.88)	$ 1.19	$ 2.27	$(0.23)	$ 2.36
Common shares used in basic EPS calculation	64.7	64.9	65.0	65.3	65.0
Diluted earnings (loss) per common share	$(0.88)	$ 1.18	$ 2.23	$(0.23)	$ 2.32
Common shares and dilutive potential common shares used in diluted EPS calculation	64.7	65.8	66.1	65.3	66.1

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
FISCAL 2008					
Net sales	$308.7	$958.0	$1,170.9	$544.2	$2,981.8
Gross profit	71.3	322.8	423.8	121.7	939.6
Net income (loss)	(56.8)	58.0	22.6	(34.7)	(10.9)
Basic earnings (loss) per common share	$(0.89)	$ 0.90	$ 0.35	$(0.54)	$ (0.17)
Common shares used in basic EPS calculation	64.2	64.4	64.6	64.7	64.5
Diluted earnings (loss) per common share	$(0.89)	$ 0.88	$ 0.35	$(0.54)	$ (0.17)
Common shares and dilutive potential common shares used in diluted EPS calculation	64.2	65.6	65.3	64.7	64.5

Common share equivalents, such as share-based awards, are excluded from the diluted loss per common share calculation in periods where there is a net loss because their effect is anti-dilutive.

The Company's business is highly seasonal, with 70% to 75% of net sales occurring in the second and third fiscal quarters combined.

Unusual items during fiscal 2009 consisted of product registration and recall charges and Smith & Hawken® restructuring and other charges. These items are reflected in the quarterly financial information as follows: first quarter product registration and recall charges of $7.6 million; second quarter product registration and recall charges of $8.0 million; third quarter product registration and recall charges of $6.4 million and Smith & Hawken® restructuring and other charges of $2.7 million; and fourth quarter product registration and recall charges of $6.6 million and Smith & Hawken® restructuring and other charges of $12.0 million.

Unusual items during fiscal 2008 consisted of impairment and product registration and recall charges. These items are reflected in the quarterly financial information as follows: second quarter product registration and recall charges of $30.8 million; third quarter product registration and recall charges of $10.2 million and impairment of intangible assets and goodwill of $123.3 million; and fourth quarter product registration and recall charges of $10.1 million and impairment of intangible assets and goodwill of $13.5 million.

The Scotts Miracle-Gro Company

Schedule II — Valuation and Qualifying Accounts for the fiscal year ended September 30, 2009

Column A	Column B	Column C	Column D	Column E	Column F
Classification	Balance at Beginning of Period	Reserves Acquired	Additions Charged to Expense	Deductions Credited and Write-Offs	Balance at End of Period
			(In millions)		
Valuation and qualifying accounts deducted from the assets to which they apply:					
Inventory reserve	$17.5	$—	$16.4	$ (6.9)	$27.0
Inventory reserve — product recalls	8.7	—	2.9	(3.3)	8.3
Allowance for doubtful accounts	10.6	—	6.2	(5.7)	11.1
Income tax valuation allowance	65.8	—	1.8	(24.5)	43.1

Schedule II — Valuation and Qualifying Accounts for the fiscal year ended September 30, 2008

Column A	Column B	Column C	Column D	Column E	Column F
Classification	Balance at Beginning of Period	Reserves Acquired	Additions Charged to Expense	Deductions Credited and Write-Offs	Balance at End of Period
			(In millions)		
Valuation and qualifying accounts deducted from the assets to which they apply:					
Inventory reserve	$15.6	$—	$13.3	$(11.4)	$17.5
Inventory reserve — product recalls	—	—	16.7	(8.0)	8.7
Allowance for doubtful accounts	11.4	—	4.7	(5.5)	10.6
Income tax valuation allowance	41.0	—	27.0	(2.2)	65.8

Schedule II — Valuation and Qualifying Accounts for the fiscal year ended September 30, 2007

Column A	Column B	Column C	Column D	Column E	Column F
Classification	Balance at Beginning of Period	Reserves Acquired	Additions Charged to Expense	Deductions Credited and Write-Offs	Balance at End of Period
			(In millions)		
Valuation and qualifying accounts deducted from the assets to which they apply:					
Inventory reserve	$15.1	$ —	$9.6	$(9.1)	$15.6
Allowance for doubtful accounts	11.3	4.1	1.3	(5.3)	11.4
Income tax valuation allowance	35.4	—	8.5	(2.9)	41.0

The Scotts Miracle-Gro Company

Index to Exhibits

Exhibit No.	Description	Location
2.1(a)	Amended and Restated Agreement and Plan of Merger, dated as of May 19, 1995, among Stern's Miracle-Gro Products, Inc., Stern's Nurseries, Inc., Miracle-Gro Lawn Products Inc., Miracle-Gro Products Limited, Hagedorn Partnership, L.P., the general partners of Hagedorn Partnership, L.P., Horace Hagedorn, Community Funds, Inc., and John Kenlon, The Scotts Company and ZYX Corporation	Incorporated herein by reference to the Current Report on Form 8-K of The Scotts Company, a Delaware corporation, filed June 2, 1995 (File No. 0-19768) [Exhibit 2(b)]
2.1(b)	First Amendment to Amended and Restated Agreement and Plan of Merger, made and entered into as of October 1, 1999, among The Scotts Company, Scotts' Miracle-Gro Products, Inc. (as successor to ZYX Corporation and Stern's Miracle-Gro Products, Inc.), Miracle-Gro Lawn Products Inc., Miracle-Gro Products Limited, Hagedorn Partnership, L.P., Community Funds, Inc., Horace Hagedorn and John Kenlon, and James Hagedorn, Katherine Hagedorn Littlefield, Paul Hagedorn, Peter Hagedorn, Robert Hagedorn and Susan Hagedorn	Incorporated herein by reference to the Current Report on Form 8-K of The Scotts Company, an Ohio corporation, filed October 5, 1999 (File No. 1-13292) [Exhibit 2]
3.1(a)	Initial Articles of Incorporation of The Scotts Miracle-Gro Company as filed with the Ohio Secretary of State on November 22, 2004	Incorporated herein by reference to the Current Report on Form 8-K of The Scotts Miracle-Gro Company (the "Registrant") filed March 24, 2005 (File No. 1-11593) [Exhibit 3.1]
3.1(b)	Certificate of Amendment by Shareholders to Articles of Incorporation of The Scotts Miracle-Gro Company as filed with the Ohio Secretary of State on March 18, 2005	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed March 24, 2005 (File No. 1-11593) [Exhibit 3.2]
3.2	Code of Regulations of The Scotts Miracle-Gro Company	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed March 24, 2005 (File No. 1-11593) [Exhibit 3.3]
4.1(a)	Amended and Restated Credit Agreement, dated as of February 7, 2007, by and among The Scotts Miracle-Gro Company as the "Borrower"; the Subsidiary Borrowers (as defined in the Amended and Restated Credit Agreement); the several banks and other financial institutions from time to time parties to the Amended and Restated Credit Agreement; Bank of America, N.A., as Syndication Agent; The Bank of Tokyo-Mitsubushi UFJ. Ltd, BNP Paribas, CoBank, ACB, BMO Capital Markets Financing, Inc., LaSalle Bank N.A., Cooperatieve Centrale Raiffeisen Boerenleenbank, B.A. "Rabobank Nederland", New York Branch, Citicorp North America, Inc. and The Bank of Nova Scotia, as Documentation Agents; and JPMorgan Chase Bank, N.A., as Administrative Agent	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 1-11593) [Exhibit 4(a)]
4.1(b)	First Amendment, dated as of April 10, 2007, to the Amended and Restated Credit Agreement, dated as of February 7, 2007, by and among The Scotts Miracle-Gro Company as the "Borrower"; the Subsidiary Borrowers (as defined in the Amended and Restated Credit Agreement); the several banks and other financial institutions from time to time parties to the Amended and Restated Credit Agreement; the Syndication Agent and the Documentation Agents named in the Amended and Restated Credit Agreement; and JPMorgan Chase Bank, N.A., as Administrative Agent	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 1-11593) [Exhibit 4(b)]

Exhibit No.	Description	Location
4.2	Amended and Restated Guarantee and Collateral Agreement, dated as of February 7, 2007, made by The Scotts Miracle-Gro Company and each Domestic Subsidiary Borrower (and certain of the Subsidiary Borrowers' domestic subsidiaries) under the Amended and Restated Credit Agreement in favor of JPMorgan Chase Bank, N.A., as Administrative Agent	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 1-11593) [Exhibit 4(c)]
4.3	Foreign Pledge Agreement Acknowledgement and Confirmation, dated as of March 30, 2007, entered into by Scotts Sierra Investments, Inc. and OMS Investments, Inc. in favor of JPMorgan Chase Bank, N.A., as Administrative Agent	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 1-11593) [Exhibit 4(d)]
4.4	Agreement to furnish copies of instruments and agreements defining rights of holders of long-term debt	*
10.1(a)	The Scotts Company LLC Excess Benefit Plan for Grandfathered Associates as of January 1, 2005 (executed as of September 30, 2008)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.1(a)]
10.1(b)	The Scotts Company LLC Excess Benefit Plan for Non Grandfathered Associates as of January 1, 2005 (executed as of November 20, 2008)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.1(b)]
10.2(a)(i)	The Scotts Company LLC Amended and Restated Executive/Management Incentive Plan (approved on November 7, 2007 and effective as of October 30, 2007)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(b)(2)]
10.2(a)(ii)	Amendment to The Scotts Company LLC Amended and Restated Executive/Management Incentive Plan (effective as of November 5, 2008) [amended the name of the plan to be The Scotts Company LLC Amended and Restated Executive Incentive Plan]	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed November 12, 2008 (File No. 1-11593) [Exhibit 10.2]
10.2(b)(i)	Specimen form of Employee Confidentiality, Noncompetition, Nonsolicitation Agreement for employees participating in The Scotts Company Executive/Management Incentive Plan (now known as The Scotts Company LLC Amended and Restated Executive Incentive Plan) [2005 version]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.2(b)(i)]
10.2(b)(ii)	Specimen form of Employee Confidentiality, Noncompetition, Nonsolicitation Agreement for employees participating in The Scotts Company LLC Executive/Management Incentive Plan (now known as The Scotts Company LLC Amended and Restated Executive Incentive Plan) [post-2005 version]	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006 (File No. 1-11593) [Exhibit 10.1]
10.2(c)	Executive Officers of The Scotts Miracle-Gro Company who are parties to form of Employee Confidentiality, Noncompetition, Nonsolicitation Agreement for employees participating in The Scotts Company LLC Amended and Restated Executive Incentive Plan	*
10.3(a)	The Scotts Miracle-Gro Company Amended and Restated 1996 Stock Option Plan (effective as of October 30, 2007)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(d)(4)]

Exhibit No.	Description	Location
10.3(b)	Specimen form of Stock Option Agreement for Non-Qualified Stock Options granted to employees under The Scotts Company 1996 Stock Option Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 1996 Stock Option Plan)	Incorporated herein by reference to the Current Report on Form 8-K of The Scotts Company, an Ohio corporation, filed November 19, 2004 (File No. 1-11593) [Exhibit 10.7]
10.4(a)	The Scotts Company LLC Executive Retirement Plan, As Amended and Restated as of January 1, 2005 (executed December 30, 2008)	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed January 6, 2009 (File No. 1-11593) [Exhibit 10.1]
10.4(b)(i)	Trust Agreement between The Scotts Company and Fidelity Management Trust Company for The Scotts Company Nonqualified Deferred Compensation Trust established to assist in discharging obligations under The Scotts Company Nonqualified Deferred Compensation Plan (now known as The Scotts Company LLC Executive Retirement Plan), dated as of January 1, 1998	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.5(b)(i)]
10.4(b)(ii)	First Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Nonqualified Deferred Compensation Plan (now known as The Scotts Company LLC Executive Retirement Plan), dated as of March 24, 1998	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.5(b)(ii)]
10.4(b)(iii)	Second Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Nonqualified Deferred Compensation Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of January 15, 1999]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.5(b)(iii)]
10.4(b)(iv)	Third Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Nonqualified Deferred Compensation Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of July 1, 1999]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.5(b)(iv)]
10.4(b)(v)	Fourth Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of August 1, 1999]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.5(b)(v)]
10.4(b)(vi)	Fifth Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of December 20, 2000]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.5(b)(vi)]
10.4(b)(vii)	Sixth Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [effective as of November 29, 2001]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.5(b)(vii)]
10.4(b)(viii)	Seventh Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of September 1, 2002]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.5(b)(viii)]

Exhibit No.	Description	Location
10.4(b)(ix)	Eighth Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of December 31, 2002]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.5(b)(ix)]
10.4(b)(x)	Ninth Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of October 15, 2004]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.5(b)(x)]
10.4(b)(xi)	Tenth Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company LLC with regard to The Scotts Company Executive Retirement Plan (now known as The Scotts Company LLC Executive Retirement Plan) [dated as of October 2, 2006]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.5(b)(xi)]
10.4(b)(xii)	Eleventh Amendment to Trust Agreement between Fidelity Management Trust Company and The Scotts Company LLC with regard to The Scotts Company LLC Executive Retirement Plan (dated as of February 9, 2007)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.5(b)(xii)]
10.4(c)	Form of Executive Retirement Plan Retention Award Agreement between The Scotts Company LLC and each of David C. Evans, Barry W. Sanders, Denise S. Stump, Michael C. Lukemire and Vincent C. Brockman (entered into on November 4, 2008)	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed October 15, 2008 (File No. 1-11593) [Exhibit 10.2]
10.5(a)	The Scotts Miracle-Gro Company Amended and Restated 2003 Stock Option and Incentive Equity Plan (effective as of October 30, 2007)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(j)(3)]
10.5(b)(i)	Specimen form of Award Agreement for Directors used to evidence grants of Nonqualified Stock Options made under The Scotts Company 2003 Stock Option and Incentive Equity Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2003 Stock Option and Incentive Equity Plan) [2003 version]	Incorporated herein by reference to the Current Report on Form 8-K of The Scotts Company, an Ohio corporation, Current Report on Form 8-K filed November 19, 2004 (File No. 1-11593) [Exhibit 10.9]
10.5(b)(ii)	Specimen form of Award Agreement for Directors used to evidence grants of Nonqualified Stock Options made under The Scotts Miracle-Gro Company 2003 Stock Option and Incentive Equity Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2003 Stock Option and Incentive Equity Plan) [post-2003 version]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 1-11593) [Exhibit 10(v)]
10.5(c)(i)	Specimen form of Award Agreement for Nondirectors used to evidence grants of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock and Performance Stock made under The Scotts Company 2003 Stock Option and Incentive Equity Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2003 Stock Option and Incentive Equity Plan) [pre-December 1, 2004 version]	Incorporated herein by reference to the Current Report on Form 8-K of The Scotts Company, an Ohio corporation, Current Report on Form 8-K filed November 19, 2004 (File No. 1-11593) [Exhibit 10.8]
10.5(c)(ii)	Specimen form of Award Agreement for Nondirectors used to evidence grants of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock and Performance Shares made under The Scotts Miracle-Gro Company 2003 Stock Option and Incentive Equity Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2003 Stock Option and Incentive Equity Plan) [post-December 1, 2004 version]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 1-11593) [Exhibit 10(u)]

Exhibit No.	Description	Location
10.6(a)	The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (effective as of October 30, 2007)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(r)(2)]
10.6(b)(i)	Specimen form of Award Agreement for Nonemployee Directors used to evidence grants of Time-Based Nonqualified Stock Options which may be made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan)	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed February 2, 2006 (File No. 1-11593) [Exhibit 10.3]
10.6(b)(ii)	Specimen form of Stock Unit Award Agreement for Nonemployee Directors (with Related Dividend Equivalents) used to evidence grants of Stock Units which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (post-December 20, 2007 version)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2007 (File No. 1-11593) [Exhibit 10(l)]
10.6(b)(iii)	Specimen form of Deferred Stock Unit Award Agreement for Nonemployee Directors (with Related Dividend Equivalents) used to evidence grants of Deferred Stock Units which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (post-February 3, 2008 version)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2007 (File No. 1-11593) [Exhibit 10(m)]
10.6(b)(iv)	Specimen form of Deferred Stock Unit Award Agreement for Nonemployee Directors (with Related Dividend Equivalents) used to evidence grants of Deferred Stock Units which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (post-January 22, 2009 version)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2009 (File No. 1-11593) [Exhibit 10.1]
10.6(c)(i)	Specimen form of Award Agreement used to evidence grants of Restricted Stock Units, Performance Shares, Nonqualified Stock Options, Incentive Stock Options, Restricted Stock and Stock Appreciation Rights made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan) [pre-October 30, 2007 version]	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005 (File No. 1-11593) [Exhibit 10(b)]
10.6(c)(ii)	Specimen form of Award Agreement for Employees used to evidence grants of Nonqualified Stock Options, Restricted Stock, Performance Shares and Restricted Stock Units made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan) [French Specimen] (pre-November 6, 2007 version)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2006 (File No. 1-11593) [Exhibit 10.4]
10.6(d)(i)	Specimen form of Restricted Stock Unit Award Agreement for Employees (with Related Dividend Equivalents) used to evidence grants of Restricted Stock Units which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (post-October 8, 2008 version)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.7(d)(i)]
10.6(d)(ii)	Special Restricted Stock Unit Award Agreement for Employees (with Related Dividend Equivalents) evidencing grant of Restricted Stock Units made on October 8, 2008 to Mark R. Baker under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.7(d)(ii)]
10.6(d)(iii)	Specimen form of Restricted Stock Unit Award Agreement for Employees (with Related Dividend Equivalents) used to evidence grants of Restricted Stock Units which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (French Specimen) [post-October 7, 2008 version]	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2008 (File No. 1-11593) [Exhibit 10.7]

Exhibit No.	Description	Location
10.6(d)(iv)	Special Restricted Stock Unit Award Agreement (with Related Dividend Equivalents) evidencing grant of Restricted Stock Units made on November 4, 2008 to Claude Lopez under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.7(d)(iii)]
10.6(e)(i)	Specimen form of Performance Share Award Agreement for Employees (with Related Dividend Equivalents) used to evidence grants of Performance Shares which may be made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan) [post-October 30, 2007 version]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(t)(5)]
10.6(e)(ii)	Special Performance Share Award Agreement (with Related Dividend Equivalents) evidencing grant of Performance Shares made on October 30, 2007 to Barry W. Sanders under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (executed by The Scotts Miracle-Gro Company on December 20, 2007 and by Barry W. Sanders on January 7, 2008)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2007 (File No. 1-11593) [Exhibit 10(n)]
10.6(f)(i)	Specimen form of Nonqualified Stock Option Award Agreement for Employees used to evidence grants of Nonqualified Stock Options made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan) [October 30, 2007 through October 8, 2008 version]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(t)(3)]
10.6(f)(ii)	Specimen form of Nonqualified Stock Option Award Agreement for Employees used to evidence grants of Nonqualified Stock Options which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (post-October 8, 2008 version)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.7(f)(ii)]
10.6(f)(iii)	Special Nonqualified Stock Option Award Agreement for Employees evidencing grant of Nonqualified Stock Options made on October 8, 2008 to Mark R. Baker under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.7(f)(iii)]
10.6(f)(iv)	Specimen form of Nonqualified Stock Option Award Agreement for Employees used to evidence grants of Nonqualified Stock Options which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (French Specimen) [November 6, 2007 through October 7, 2008 version]	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2008 (File No. 1-11593) [Exhibit 10(c)(2)]
10.6(f)(v)	Specimen form of Nonqualified Stock Option Award Agreement for Employees used to evidence grants of Nonqualified Stock Options which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (French Specimen) [post-October 7, 2008 version]	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2008 (File No. 1-11593) [Exhibit 10.11]
10.6(g)(i)	Form of letter agreement amending grants of Restricted Stock made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan) [effective as of October 30, 2007]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(t)(2)]
10.6(g)(ii)	Specimen form of Restricted Stock Award Agreement for Employees used to evidence grants of Restricted Stock made under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (now known as The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan) [October 30, 2007 through October 8, 2008 version]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(t)(4)]

Exhibit No.	Description	Location
10.6(g)(iii)	Specimen form of Restricted Stock Award Agreement for Employees used to evidence grants of Restricted Stock which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (effective October 8, 2008)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.7(g)(iii)]
10.6(g)(iv)	Special Restricted Stock Award Agreement for Employees evidencing grant of Restricted Stock made on October 8, 2008 to Dr. Michael Kelty under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.7(g)(iv)]
10.6(g)(v)	Special Restricted Stock Award Agreement for Employees evidencing grant of Restricted Stock made on October 1, 2008 to Mark R. Baker under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.7(g)(v)]
10.6(g)(vi)	Specimen form of Restricted Stock Award Agreement for Employees used to evidence grants of Restricted Stock which may be made under The Scotts Miracle-Gro Company Amended and Restated 2006 Long-Term Incentive Plan (French Specimen) [post-November 6, 2007 version]	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2008 (File No. 1-11593) [Exhibit 10(c)(1)]
10.7(a)	The Scotts Miracle-Gro Company Discounted Stock Purchase Plan (As Amended and Restated as of January 26, 2006; Reflects 2-for-1 Stock Split Distributed on November 9, 2005)	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed February 2, 2006 (File No. 1-11593) [Exhibit 10.1]
10.7(b)	Amendment to The Scotts Miracle-Gro Company Discounted Stock Purchase Plan (effective as of November 6, 2008)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.8(b)]
10.8	Summary of Compensation for Nonemployee Directors of The Scotts Miracle-Gro Company (effective as of January 23, 2009)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2009 (File No. 1-11593) [Exhibit 10.2]
10.9(a)	Employment Agreement, dated as of May 19, 1995, between The Scotts Company and James Hagedorn	Incorporated herein by reference to the Annual Report on Form 10-K of The Scotts Company, an Ohio corporation, for the fiscal year ended September 30, 1995 (File No. 1-11593) [Exhibit 10(p)]
10.9(b)	Amendments to Employment Agreement by and among The Scotts Miracle-Gro Company, The Scotts Company LLC and James Hagedorn, effective as of October 1, 2008 (executed by Mr. Hagedorn on December 22, 2008 and on behalf of The Scotts Miracle-Gro Company and The Scotts Company LLC by Denise Stump on December 22, 2008 and Vincent C. Brockman on December 30, 2008)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2008 (File No. 1-11593) [Exhibit 10.16]
10.10(a)	Letter agreement, dated June 5, 2000 and accepted by Mr. Norton on June 8, 2000, between The Scotts Company and Patrick J. Norton	Incorporated herein by reference to the Annual Report on Form 10-K of The Scotts Company, an Ohio corporation, for the fiscal year ended September 30, 2000 (File No. 0-19768) [Exhibit 10(q)]

Exhibit No.	Description	Location
10.10(b)	Letter agreement, dated November 5, 2002, and accepted by Mr. Norton on November 22, 2002, pertaining to the terms of employment of Patrick J. Norton through December 31, 2005, and superseding certain provisions of the letter agreement, dated June 5, 2000, between The Scotts Company and Mr. Norton	Incorporated herein by reference to the Annual Report on Form 10-K of The Scotts Company, an Ohio corporation, for the fiscal year ended September 30, 2002 (File No. 0-19768) [Exhibit 10(q)]
10.10(c)	Letter of Extension, dated October 25, 2005, between The Scotts Miracle-Gro Company and Patrick J. Norton	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed December 14, 2005 (File No. 1-11593) [Exhibit 10.3]
10.11(a)	Employment Agreement, effective as of October 1, 2007, between The Scotts Company LLC and Barry W. Sanders (executed by Mr. Sanders on November 16, 2007 and on behalf of The Scotts Company LLC on November 19, 2007)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(m)]
10.11(b)	First Amendment to Employment Agreement, effective as of January 14, 2009, by and between The Scotts Company LLC and Barry Sanders	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed January 20, 2009 (File No. 1-11593) [Exhibit 10.2]
10.12	Employment Contract for an Unlimited Time, effective as of July 1, 2001, between The Scotts Company (now known as The Scotts Company LLC) and Claude Lopez [English Translation — Original in French]	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (File No. 1-11593) [Exhibit 10(n)]
10.13	Employment Agreement for David C. Evans, executed on behalf of The Scotts Company LLC on November 19, 2007 and by David C. Evans on December 3, 2007 and effective as of October 1, 2007	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed December 7, 2007 (File No. 1-11593) [Exhibit 10.1]
10.14	Employment Agreement for Denise S. Stump, executed on behalf of The Scotts Company LLC on November 19, 2007 and by Denise S. Stump on December 11, 2007 and effective as of October 1, 2007	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed December 17, 2007 (File No. 1-11593) [Exhibit 10.1]
10.15(a)	Employment Agreement for Vincent Brockman, executed on behalf of The Scotts Miracle-Gro Company and by Vincent Brockman on May 24, 2006 and effective as of March 1, 2006 (effective until June 1, 2008)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2007 (File No. 1-11593) [Exhibit 10(q)]
10.15(b)	Employment Agreement for Vincent C. Brockman, effective as of June 1, 2008, between The Scotts Company LLC and Vincent C. Brockman (executed by Mr. Brockman on June 26, 2008 and on behalf of The Scotts Company LLC on June 27, 2008)	Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2008 (File No. 1-11593) [Exhibit 10(d)]
10.16	Employment Agreement for Mark R. Baker, effective October 1, 2008, between The Scotts Company LLC and Mark R. Baker (executed by Mr. Baker on September 9, 2008 and on behalf of The Scotts Company LLC on September 10, 2008)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.17]
10.17(a)	Amended and Restated Exclusive Agency and Marketing Agreement, effective as of September 30, 1998, between Monsanto Company and The Scotts Company LLC (as successor to The Scotts Company)	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 1-11593) [Exhibit 10(x)]

Exhibit No.	Description	Location
10.17(b)	Letter Agreement, dated March 10, 2005, amending the Amended and Restated Exclusive Agency and Marketing Agreement, dated as of September 30, 1998, between Monsanto Company and The Scotts Company LLC (as successor to The Scotts Company)	*
10.17(c)	Letter Agreement, dated March 28, 2008, amending the Amended and Restated Exclusive Agency and Marketing Agreement, dated as of September 30, 1998, between Monsanto Company and The Scotts Company LLC	Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 1- 11593) [Exhibit 10.18(b)]
10.18	Master Accounts Receivable Purchase Agreement, dated as of April 9, 2008, among The Scotts Company LLC as seller, The Scotts Miracle-Gro Company as guarantor and Bank of America, N.A. as purchaser (expired pursuant to its terms on April 8, 2009)	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed April 15, 2008 (File No. 1-11593) [Exhibit 10.2]
10.19	Master Accounts Receivable Purchase Agreement, dated as of May 1, 2009, by and among The Scotts Company LLC as the Company, The Scotts Miracle-Gro Company as the Parent and Calyon New York Branch as the Bank	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed May 6, 2009 (File No. 1-11593) [Exhibit 10.1]
14	Code of Business Conduct and Ethics of The Scotts Miracle-Gro Company, as amended on November 2, 2006	Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed November 8, 2006 (File No. 1-11593) [Exhibit 14]
21	Subsidiaries of The Scotts Miracle-Gro Company	*
23	Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP	*
24	Powers of Attorney of Executive Officers and Directors of The Scotts Miracle-Gro Company	*
31.1	Rule 13a-14(a)/15d-14(a) Certifications (Principal Executive Officer)	*
31.2	Rule 13a-14(a)/15d-14(a) Certifications (Principal Financial Officer)	*
32	Section 1350 Certifications (Principal Executive Officer and Principal Financial Officer)	*

* Filed herewith.

Exhibit 31.1

Rule 13a-14(a)/15d-14(a) Certifications
(Principal Executive Officer)

CERTIFICATIONS

I, James Hagedorn, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Scotts Miracle-Gro Company for the fiscal year ended September 30, 2009;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ James Hagedorn

Printed Name: James Hagedorn
Title: Chief Executive Officer and
Chairman of the Board

Dated: November 24, 2009

Exhibit 31.2

Rule 13a-14(a)/15d-14(a) Certifications
(Principal Financial Officer)

CERTIFICATIONS

I, David C. Evans, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Scotts Miracle-Gro Company for the fiscal year ended September 30, 2009;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ David C. Evans

Printed Name: David C. Evans
Title: Executive Vice President and
Chief Financial Officer

Dated: November 24, 2009

Exhibit 32

SECTION 1350 CERTIFICATIONS*

In connection with the Annual Report on Form 10-K of The Scotts Miracle-Gro Company (the "Company") for the fiscal year ended September 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned James Hagedorn, Chief Executive Officer and Chairman of the Board of the Company, and David C. Evans, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of their knowledge:

1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

2) The information contained in the Report fairly presents, in all material respects, the consolidated financial condition and results of operations of the Company and its subsidiaries.

/s/ James Hagedorn	/s/ David C. Evans
James Hagedorn Chief Executive Officer and Chairman of the Board	David C. Evans Executive Vice President and Chief Financial Officer
November 24, 2009	November 24, 2009

---

* THESE CERTIFICATIONS ARE BEING FURNISHED AS REQUIRED BY RULE 13a-14(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE, AND SHALL NOT BE DEEMED "FILED" FOR PURPOSES OF SECTION 18 OF THE EXCHANGE ACT OR OTHERWISE SUBJECT TO THE LIABILITY OF THAT SECTION. THESE CERTIFICATIONS SHALL NOT BE DEEMED TO BE INCORPORATED BY REFERENCE INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE EXCHANGE ACT, EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES THESE CERTIFICATIONS BY REFERENCE.

RECONCILIATION OF NON-GAAP DISCLOSURE ITEMS

This table is part of The Scotts Miracle-Gro Company 2009 Annual Report (the "Annual Report"). The Annual Report includes financial data and a letter from James Hagedom, President, Chief Executive Officer and Chairman of the Board, to the shareholders of The Scotts Miracle-Gro Company. Some of the data and Mr. Hagedom's letter include non-GAAP financial measures, as defined in SEC Regulation G, of adjusted gross margin, adjusted net income and adjusted diluted earnings per share which exclude costs or gains for discrete projects or transactions. Items excluded during the five-year period ended September 30, 2009 relate to the closure or downsizing of certain operations that are apart from and not indicative of the results of operations of the business, costs incurred to refinance the long term debt of the Company, product registration and recall charges, intangible and other asset impairment charges, and a deferred contribution charge related to the Roundup® Marketing Agreement, in each case net of tax. The comparable GAAP measures are reported gross margin, reported net income and reported diluted earnings per share. The table also includes free cash flow, another non-GAAP financial measure. Free cash flow is equivalent to cash provided by operating activities as defined by GAAP less capital expenditures. The Company's management believes that the disclosure of these non-GAAP financial measures provides useful information to investors or other users of the financial statements, such as lenders. A reconciliation of the GAAP to the non-GAAP measures is presented in the following tables:

The Scotts Miracle-Gro Company

Reconciliation of Non-GAAP Disclosure Items for the Years Ended September 30, 2009, 2008, 2007, 2006, and 2005

	2009	2008	2007	2006	2005
		(in millions, except per share data)			
Net income (loss)	$153.3	$(10.9)	$113.4	$132.7	$100.6
Restructuring and other charges, net of tax	(9.0)	—	1.7	6.1	6.1
Product registration and recall matters, net of tax	18.3	33.2	—	—	—
Impairment of intangibles and other assets, net of tax	—	111.8	32.2	43.1	14.9
Debt refinancing charges, net of tax	—	—	11.5	—	0.8
Deferred contribution charge, net of tax	—	—	—	—	29.0
Adjusted net income	$162.6	$134.1	$158.8	$181.9	$151.4
Diluted earnings (loss) per share	$ 2.32	$(0.17)	$ 1.69	$ 1.91	$ 1.47
Restructuring and other charges, net of tax	(0.14)	—	0.03	0.09	0.09
Product registration and recall matters, net of tax	0.28	0.51	—	—	—
Impairment of intangibles and other assets, net of tax	—	1.71	0.48	0.62	0.21
Debt refinancing charges, net of tax	—	—	0.17	—	0.01
Deferred contribution charge, net of tax	—	—	—	—	0.43
Adjusted diluted earnings per share	$ 2.46	$ 2.05	$ 2.37	$ 2.62	$ 2.21

The Scotts Miracle-Gro Company
Reconciliation of Non-GAAP Disclosure Items for the Years Ended September 30, 2009 and 2008
(in millions, except per share data)

	2009				2008			
	As Reported	Product Registration and Recall Matters	Smith & Hawken® Closure Process	Adjusted	As Reported	Product Registration and Recall Matters	Impairment	Adjusted
Net sales	$3,141.5	$ (0.3)	$ —	$3,141.8	$2,981.8	$(22.3)	$ —	$3,004.1
Cost of sales	2,034.2	(0.2)	—	2,034.4	1,999.9	(11.1)	—	2,011.0
Cost of sales — impairment, restructuring and other charges	6.6	—	6.6	—	15.1	—	15.1	—
Cost of sales — product registration and recall matters	11.7	11.7	—	—	27.2	27.2	—	—
Gross profit	1,089.0	(11.8)	(6.6)	1,107.4	939.6	(38.4)	(15.1)	993.1
% of sales	34.7%			35.2%	31.5%			33.1%
Operating expenses:								
Selling, general and administrative	799.2	—	—	799.2	717.6	—	—	717.6
Impairment, restructuring and other charges	8.1	—	8.1	—	121.7	—	121.7	—
Product registration and recall matters	16.8	16.8	—	—	12.7	12.7	—	—
Other income, net	(2.2)	—	—	(2.2)	(10.4)	—	—	(10.4)
Total operating expenses	821.9	16.8	8.1	797.0	841.6	12.7	121.7	707.2
Income (loss) from operations	267.1	(28.6)	(14.7)	310.4	98.0	(51.1)	(136.8)	285.9
% of sales	8.5%			9.9%	3.3%			9.5%
Interest expense	56.4	—	—	56.4	82.2	—	—	82.2
Income (loss) before taxes	210.7	(28.6)	(14.7)	254.0	15.8	(51.1)	(136.8)	203.7
Income tax expense (benefit)	57.4	(10.3)	(23.7)	91.4	26.7	(17.9)	(25.0)	69.6
Net income (loss)	$ 153.3	$(18.3)	$ 9.0	$ 162.6	$ (10.9)	$(33.2)	$(111.8)	$ 134.1
Diluted income (loss) per share	$ 2.32	$(0.28)	$ 0.14	$ 2.46	$ (0.17)	$(0.51)	$ (1.71)	$ 2.05
Common shares and potential common shares used in diluted income (loss) per share calculation	66.1	66.1	66.1	66.1	64.5	65.4	65.4	65.4

	2009	2008
Net income (loss)	$ 153.3	$ (10.9)
Depreciation	47.9	53.9
Amortization, including marketing fees	12.5	16.4
Impairment and other	5.1	136.8
Stock-based compensation	14.5	12.5
Changes in working capital and other	31.3	(7.8)
Investment in property, plant and equipment	(72.0)	(56.1)
Investment in intellectual property	(3.4)	(4.1)
Free cash flow	$ 189.2	$ 140.7

Page Intentionally Left Blank

Shareholder Information

World Headquarters
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011

www.scotts.com

Annual Meeting
The annual meeting of shareholders will be held at The Berger Learning Center, 14111 Scottslawn Road, Marysville, Ohio 43041, on Thursday January 21, 2010 at 9:00 a.m. (EST)

NYSE Symbol
The common shares of The Scotts Miracle-Gro Company trade on the New York Stock Exchange under the symbol SMG.

Transfer Agent and Registrar
Transfer Agent and Registrar
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0856

Shareholder and Investor Relations Contact
Jim King
Senior Vice President,
Investor Relations & Corporate Affairs

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011

Dividends
On June 22, 2005, The Scotts Miracle-Gro Company announced that its Board of Directors had approved the establishment of a quarterly cash dividend. The $0.50 per share (adjusted for the 2-for-1 stock split distributed November 9, 2005) annual dividend has been paid in quarterly increments since the fourth quarter of fiscal 2005. In addition, the Company paid a special one-time cash dividend of $8.00 per share on March 5, 2007.

The payment of future dividends, if any, on common shares will be determined by the Board of Directors of The Scotts Miracle-Gro Company in light of conditions then existing, including the Company's earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors. Future dividend payments are currently restricted to $55 million annually under the Company's credit facilities.

Stock Price Performance
See chart at right for stock price performance. The Scotts Miracle-Gro Company common shares have been publicly traded since January 31, 1992.

Shareholders
As of November 25, 2009, there were approximately 34,000 shareholders, including holders of record and The Scotts Miracle-Gro Company's estimate of beneficial holders.

Publications for Shareholders
In addition to this 2009 Annual Report, The Scotts Miracle-Gro Company informs shareholders about the Company through its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, its Current Reports on Form 8-K and its Notice of Annual Meeting of Shareholders and Proxy Statement.

Copies of any of these documents may be obtained without charge on our Investor Relations Web site at http://investor.scotts.com or by writing to:

The Scotts Miracle-Gro Company
Attention: Investor Relations
14111 Scottslawn Road
Marysville, Ohio 43041

Certifications
The Scotts Miracle-Gro Company has filed the certifications of its chief executive officer and its chief financial officer, required by Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14(a) under the Securities Exchange Act of 1934, as exhibits to its Annual Report on Form 10-K for the fiscal year ended September 30, 2009.

On February 23, 2009, The Scotts Miracle-Gro Company submitted to the New York Stock Exchange the annual certification of the chief executive officer required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Stock Price Range*

Fiscal year ended September 30, 2009	High	Low
First Quarter	$32.36	$18.27
Second Quarter	$36.50	$24.89
Third Quarter	$39.06	$30.49
Fourth Quarter	$44.25	$33.13

Fiscal year ended September 30, 2008	High	Low
First Quarter	$46.90	$33.50
Second Quarter	$40.65	$30.51
Third Quarter	$36.76	$17.79
Fourth Quarter	$30.17	$16.12

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
Certain of the statements contained in this 2009 Annual Report, including, but not limited to, information regarding the future financial performance and financial condition of the Company, the plans and objectives of the Company's management, and the Company's assumptions regarding such performance and plans are forward-looking in nature. Actual results could differ materially from the forward-looking information in this 2009 Annual Report, due to a variety of factors. Additional detailed information concerning a number of the important factors that could cause actual results to differ materially from the forward-looking information contained in this 2009 Annual Report is readily available in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2009, which is filed with the Securities and Exchange Commission.

Comparison of 5-Year Cumulative Total Return*
Among The Scotts Miracle-Gro Company, The Russell 2000 Index and The S&P Household Products Index


$200
$180
$160
$140
$120
$100
$80
$0
9/04
9/05
9/06
9/07
9/08
9/09
The Scotts Miracle-Gro Company
Russell 2000
S&P Household Products Index
*$100 invested on 9/30/04 in stock or index, including reinvestment of dividends. Fiscal year ending September 30.

Leadership Team

Jim Hagedorn
Chief Executive Officer and
Chairman of the Board

Mark Baker
President and
Chief Operating Officer

Vince Brockman
Executive Vice President,
General Counsel, Corporate Secretary and
Chief Ethics & Compliance Officer

Dave Evans
Executive Vice President and
Chief Financial Officer

Mike Kelty, Ph.D.
Executive Vice President

Claude Lopez
Executive Vice President,
International

Barry Sanders
Executive Vice President,
North America

Denise Stump
Executive Vice President,
Global Human Resources

Keith Baeder
Senior Vice President,
Naturals & Sustainability

Dave Bogage
Senior Vice President,
Organizational Development

Fred Bosch
Senior Vice President,
Global Professional

Randy Coleman
Senior Vice President,
North America Finance

Andy Coogle
Senior Vice President,
Legal Compliance

Jeff Garascia, Ph.D.
Senior Vice President,
Global Research & Development

Michel Gasnier
Senior Vice President and
General Manager, France & Benelux

Phil Jones
President, Southwest Region

Jim King
Senior Vice President,
Investor Relations & Corporate Affairs

Peter Korda
Senior Vice President,
Scotts LawnService

Brian Kura
Senior Vice President,
North America Sales

Mike Lukemire
President, Southeast Region

Dan Paradiso
Senior Vice President,
North America Marketing

Richard Shank, Ph.D.
Senior Vice President,
Regulatory & Governmental Affairs,
and Chief Environmental Officer

Pete Supron
Senior Vice President,
Global Purchasing

Dave Swihart
Senior Vice President,
Global Supply Chain

Jim Tates
President, West Coast Region

Jan Valentic
Senior Vice President,
Global Marketing

Board of Directors

Mark R. Baker
President and Chief Operating Officer
The Scotts Miracle-Gro Company
Board member since 2004

Alan H. Barry
Former President and Chief Operating Officer
Masco Corporation
Manufacturer of products for
home improvement and construction
Member of Audit Committee & Finance Committee
Board member since 2009

Joseph P. Flannery
President, Chief Executive Officer
and Chairman of the Board
Uniroyal Holding, Inc.
Investment management company
Interim Chair of Governance & Nominating Committee;
Member of Compensation & Organization Committee
Board member since 1987

James Hagedorn
Chief Executive Officer and Chairman of the Board
The Scotts Miracle-Gro Company
Board member since 1995

William G. Jurgensen
Former Chief Executive Officer
Nationwide Mutual Insurance Company &
Nationwide Financial Services, Inc.
Financial services provider
Member of Governance & Nominating Committee
and Audit Committee
Board member since 2009

Thomas N. Kelly Jr.
Former Executive Vice President,
Transition Integration
Sprint Nextel Corporation
Global communications company
Chair of Compensation & Organization Committee
Board member since 2006

Carl F. Kohrt, Ph.D.
Former President and Chief Executive Officer
Battelle
International science and technology firm
Member of Compensation & Organization Committee and
Innovation & Technology Committee
Board member since 2008

Katherine Hagedorn Littlefield
Chair
Hagedorn Partnership, L.P.
Private investment partnership
Chair of Innovation & Technology Committee and
Member of Finance Committee
Board member since 2000

Nancy G. Mistretta
Former Partner
Russell Reynolds Associates
Executive search firm
Member of Compensation & Organization Committee
Board member since 2007

Patrick J. Norton
Former Executive Vice President and
Chief Financial Officer
The Scotts Company
Member of Finance Committee
Board member since 1998

Stephanie M. Shern
Founder
Shern Associates LLC
Retail consulting and business advisory firm
Chair of Audit Committee
Board member since 2003

John S. Shiely
Chief Executive Officer
and Chairman of the Board
Briggs & Stratton Corporation
Manufacturer of outdoor power equipment
Member of Audit Committee and Governance &
Nominating Committee
Board member since 2007

THE Scotts Miracle-Gro COMPANY





